EXHIBIT 2.1

PURCHASE AND SALE AGREEMENT

by and between

DTE Energy Company, as Seller, and

Velocity BidCo LLC, as Buyer

Dated as of November 1, 2026

i

EXHIBITS

Exhibit A	Form of Assignment Agreement

Exhibit B	Form of Retained Proceeding Control Agreement

Exhibit C	Form of Transition Services Agreement

SCHEDULES

Schedule A	Accounting Principles and Sample Closing Statement
Schedule B-1	Acquired Company Credit Support
Schedule B-2	Additional Acquired Company Credit Support
Schedule C	Capital Expenditures Budget
Schedule D	Required Consents
Schedule E-1	Retained Companies
Schedule E-2	Retained Company Credit Support
Schedule E-3	Retained Proceedings

SELLER DISCLOSURE SCHEDULES

Section 1.01	Knowledge of Seller
Section 3.02	No Conflicts
Section 3.03	Governmental Consents
Section 4.02	No Conflicts
Section 4.03	Governmental Consents
Section 4.04	Equity Interests of the Acquired Companies
Section 4.05	Financial Statements
Section 4.07	Absence of Changes Exceptions
Section 4.08	Proceedings; Orders
Section 4.10(a)	Material Contracts
Section 4.10(b)	Material Contracts Exceptions
Section 4.11(a)	Real Property
Section 4.11(b)	Real Property Exceptions (Title)
Section 4.11(d)	Real Property Exceptions (Breach)
Section 4.13(b)	Labor Unions
Section 4.13(h)	Employee Benefit Plans
Section 4.13(i)	Title IV Obligations
Section 4.13(j)	Employee Exceptions
Section 4.14	Tax Matters
Section 4.14(g)	Acquired Companies Tax Classification
Section 4.16	Affiliate Arrangements
Section 4.17	Insurance
Section 4.20	Intellectual Property
Section 6.02(a)	Conduct of the Business
Section 6.09	Intercompany Accounts and Affiliate Contracts
Section 6.14(b)	Severance Pay and Benefits
Section 6.14(i)	Annual Incentive Plans

BUYER DISCLOSURE SCHEDULES

Section 1.01	Knowledge of Buyer
Section 5.02	No Conflicts
Section 5.03	Governmental Consents

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT (this “Agreement”) is made as of November 1, 2026 (the “Execution Date”), by and between (a) DTE Energy Company, a Michigan corporation (“Seller”), and (b) Velocity BidCo LLC, a Delaware limited liability company (“Buyer”).

RECITALS

WHEREAS, as of the Execution Date, Seller owns 100% of the Equity Interests of DTE Energy Resources, LLC (d/b/a DTE Vantage), a Delaware limited liability company (the “Company,” and such Equity Interests of the Company, the “Acquired Interests”);

WHEREAS, Buyer desires to acquire from Seller, and Seller desires to sell to Buyer, its right, title and interest in and to the Acquired Interests, in each case, on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, concurrently with the execution of this Agreement, as a material inducement to Seller’s willingness to enter into this Agreement and consummate the transactions contemplated hereby, Buyer is delivering to Seller an equity commitment letter, dated as of the date hereof (the “Equity Commitment Letter”), duly executed by IIF US Holding 2 LP, a Delaware limited partnership (“Buyer Parent”) and Buyer.

AGREEMENT

NOW, THEREFORE, in consideration for the promises, representations and warranties and mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Certain Definitions. For purposes of this Agreement, the following terms, when used herein with initial capital letters, shall have the respective meanings set forth below:

“2026 and 2027 Capital Expenditures Amount” means the Capital Expenditures Amount from the date hereof until the Calculation Time.

“Accounting Principles” means the accounting practices, methodologies, procedures, calculations, classifications, adjustments and principles set forth on Schedule A.

“Acquired Companies” means, collectively, (a) the Company, (b) its Subsidiaries, and (c) the Non-Controlled JV Entities, in each case, after giving effect to the Intercompany Transfers except to the extent otherwise expressly specified herein.

“Acquired Companies Benefit Plan” means each Employee Benefit Plan that is maintained or sponsored by the Acquired Companies.

“Acquired Company Bank Account” has the meaning set forth in Section 4.23.

“Acquired Company Books and Records” means all books and records (which may be in the form of originals or copies (including electronic copies) thereof) in the possession or control of Seller or any of its Affiliates (a) relating exclusively to the Acquired Companies or the conduct or operation of their businesses or (b) that are otherwise necessary to the conduct or operation of the businesses of the Acquired Companies in all material respects in the ordinary course of business following the Closing, including stock books, stock ledgers, minute books, corporate seals, certificates of incorporation, check books, statutory books, legal and regulatory compliance records, deeds, mortgages, deeds of trust, certificates of occupancy, title insurance policies, surveys, title and other real property documents, drawings, diagrams, data, accounting and Tax records (other than records relating to Consolidated Taxes of Seller and/or its Affiliates) and supporting documentation, marketing and other such studies, present and former supplier and vendor, contractor and subcontractor lists, environmental studies and reports prepared by third parties, construction reports, operating and maintenance plans, monitoring plans, operating reports, logs and records, purchase orders, operating, maintenance and safety manuals, incident and injury reports, engineering design plans, blue prints and as-built drawings and plans, specifications, test reports, quality documentation and reports, motor vehicle and equipment records, maintenance and service records, hazardous waste disposal records, training records, operating procedures and similar items, all Permits and Permit applications, pollution control certificates and any other exempt facility certificates, files, papers and similar documents, including all data and electronic information relating thereto stored or archived in any server, computer, laptop, network, system, or other electronic database, but excluding Retained Books and Records.

“Acquired Company Credit Support” means Credit Support made or issued by or on behalf of Seller or any of its Affiliates (excluding the Controlled Entities) for the benefit of any Acquired Company, as set forth on Schedule B-1.

“Acquired Interests” has the meaning set forth in the recitals hereof.

“Additional Acquired Company Credit Support” means the Credit Support required to be made or issued by Buyer or any of its Affiliates for the benefit of the Acquired Companies as of the Closing, as set forth on Schedule B-2.

“Affiliate” means, with respect to any Person, any other Person Controlling, Controlled by, or under common Control with such Person. Notwithstanding anything to the contrary herein, in no event shall (x) any of JPMorgan Chase Bank, N.A., J.P. Morgan Investment Management Inc. or any of their Affiliates, or any fund, managed account or investment vehicle, in each case, for which any of JPMorgan Chase Bank, N.A. or J.P. Morgan Investment Management Inc. (or any of its Affiliates) acts as trustee, agent, general partner, investment advisor, manager or other responsible Person (other than Buyer Parent and each Person through which Buyer Parent directly or indirectly owns equity interests in Buyer), or (y) other than for purposes of Sections 6.05(b), 6.06, 6.07, 6.12, 8.02, 8.04, 9.03(b), 10.02, 10.14 and 10.15, any portfolio company (as such term is commonly understood in the private equity industry) of Buyer Parent or any of its Affiliates, be considered an Affiliate of Buyer. For the avoidance of doubt, the Acquired Companies shall be considered Affiliates of (a) Seller prior to the Closing and (b) Buyer following the Closing.

“Affiliate Contracts” means any Contract between (a) any Controlled Entity, on the one hand, and (b) (i) Seller or any of its Affiliates (excluding the Controlled Entities) or (ii) any director, manager or officer of Seller or any of its Affiliates, on the other hand (excluding any such Contract that is an Employee Benefit Plan or other ordinary course arrangement between any Controlled Entity and any director, manager or officer thereof).

“Agreement” has the meaning set forth in the preamble hereof.

“Annual Incentive Plans” has the meaning set forth in Section 6.14(h).

“Anti-Corruption Law” means the U.S. Foreign Corrupt Practices Act of 1977, the United Kingdom Bribery Act of 2010, and all other applicable anti-bribery or anti-corruption Laws.

“Antitrust Laws” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, and all other antitrust, competition or trade regulation Laws of any Governmental Authority or Laws issued by any Governmental Authority that are otherwise designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or harm to competition.

“Assignment Agreement” means the assignment agreement, substantially in the form attached hereto as Exhibit A, to be entered into at the Closing by and between Seller and Buyer.

“Available Employees” means those certain (a) employees of Seller or its Affiliates who wholly or primarily provide services to the Acquired Companies (other than Excluded Employees) and (b) employees of Seller or its Affiliates who do not wholly or primarily provide services to the Acquired Companies but who have been designated by mutual written agreement between Buyer and Seller as “Available Employees”. For purposes of the foregoing, “primarily” means, with respect to any employee, more than fifty percent (50%) of such employee’s working time on average.

“Available Employees List” has the meaning set forth in Section 6.14(a).

“Balance Sheet Date” means June 30, 2026.

“Base Purchase Price” means $2,970,672,573.00.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banking institutions are required or authorized by Law to be closed in New York, New York or Detroit, Michigan.

“Buyer” has the meaning set forth in the preamble hereof.

“Buyer 401(k) Plan” has the meaning set forth in Section 6.14(g).

“Buyer Disclosure Schedules” means the disclosure schedules (including any attachments thereto) delivered by Buyer to Seller on the Execution Date concurrently with the execution and delivery of this Agreement.

“Buyer Draft 338(h)(10) Allocation” has the meaning set forth in Section 6.06(e).

“Buyer Parent” has the meaning set forth in the recitals hereof.

“Buyer Related Parties” has the meaning set forth in Section 9.03(b).

“Calculation Time” means 12:01 a.m. Eastern Time on the Closing Date; provided, that for purposes of calculating any amount with respect to the Calculation Time, such calculation shall give effect to any payments, dividends or distributions made or payable to or on behalf of Seller or any of its Affiliates (other than the Acquired Companies) and any Indebtedness, Company Transaction Expenses or non-ordinary course Liabilities incurred by any Acquired Company, in each case, after such time and prior to the actual Closing.

“Capital Expenditures Amount” means, (a) to the extent paid or accrued in accordance with Section 6.02(a)(x) (and disregarding any amounts in excess of the limitation set forth therein (other than as consented to in writing by Buyer)), an amount, calculated without duplication, as of the Calculation Time, equal to the sum of the products of (x) each Acquired Company’s Seller’s Ownership Percentage and (y) the capital expenditures reasonably documented and actually paid in cash (or, to the extent reflected in Closing Indebtedness or as a current liability in Closing Working Capital in the amount thereof, recorded or accrued (as applicable) in accordance with GAAP) from and after the date hereof by each Acquired Company solely in respect of items expressly contemplated in the Capital Expenditures Budget minus (b) any reimbursements or refunds received or accrued (but in the case of an accrual, only to the extent that there is a corresponding account receivable in the amount thereof taken into account in the calculation of Closing Working Capital) by any Acquired Company in respect of any capital expenditures made by any Acquired Company at any time.

“Capital Expenditures Budget” means the budget, on a monthly basis, reflecting projected capital expenditures for the Projects, as set forth in Schedule C.

“CCS Contract” means any Contract that constitutes a unit agreement, unit operating agreement, pooling agreement, pore space lease or storage rights agreement, including any Contract designating a carbon dioxide injection or storage area or allocating storage capacity or costs among owners of such rights, in each case, that is material to the carbon capture and storage business of any of the Acquired Companies.

“Claim Notice” means any written notification of an indemnification claim, specifying the nature of and basis for the Indemnified Party’s claim against Seller (and, with respect to any Third-Party Claim, specifying the nature of and basis for such Third-Party Claim) together with the amount or, if not then reasonably known by the Indemnified Party, the estimated amount determined in good faith by the Indemnified Party, of the Losses arising from such claim.

“Closing” has the meaning set forth in Section 2.03(a).

“Closing Adjustment Amount” means the amount, which may be positive or negative, determined as of the Calculation Time, equal to the sum of:

(a) either (i) a positive amount equal to the amount by which the Closing Working Capital exceeds the Target Working Capital or (ii) a negative amount equal to the amount by which the Target Working Capital exceeds the Closing Working Capital;

(b) a positive amount equal to the aggregate Closing Cash;

(c) a negative amount equal to the aggregate Closing Indebtedness;

(d) a negative amount equal to the aggregate Company Transaction Expenses; and

(e) either (i) subject to Section 6.02(a)(x), a positive amount equal to the amount by which the 2026 and 2027 Capital Expenditures Amount exceeds the Target 2026 and 2027 Capital Expenditures Amount, or (ii) a negative amount equal to the amount by which the Target 2026 and 2027 Capital Expenditures Amount exceeds the 2026 and 2027 Capital Expenditures Amount.

“Closing Cash” means an amount, calculated without duplication, as of the Calculation Time, equal to the sum of the products of (x) each Acquired Company’s Seller’s Ownership Percentage and (y) all cash and cash equivalents (and to the extent immediately convertible to cash, marketable securities, commercial paper, treasury bills and short-term investments) of such Acquired Company (without duplication of any amounts included in the calculation of Closing Working Capital), minus any Restricted Cash of such Acquired Company and the amounts of any checks issued but not yet drawn, any outbound wire transfers and any other payments issued by such Acquired Company but not yet deducted from such Acquired Company’s bank account, plus any deposits in transit and checks received but not yet cleared (provided, that, any such deposits in transit or checks received but not yet cleared that are not received by Buyer prior to delivery by Buyer of the Closing Statement pursuant to Section 2.04 shall, in each case, instead be deducted from the calculation of Closing Cash).

“Closing Date” has the meaning set forth in Section 2.03(a).

“Closing Indebtedness” means an amount, calculated without duplication, as of the Calculation Time, equal to the sum of the products of (x) each Acquired Company’s Seller’s Ownership Percentage and (y) all Indebtedness of such Acquired Company (without duplication of any amounts included in the calculation of Closing Working Capital or Company Transaction Expenses, and excluding Indebtedness solely among the wholly owned Acquired Companies).

“Closing Statement” has the meaning set forth in Section 2.04(a).

“Closing Working Capital” means an amount, calculated without duplication, as of the Calculation Time, equal to the sum of the products of (x) each Acquired Company’s Seller’s Ownership Percentage and (y) the sum of the combined current assets of such Acquired Company (but excluding (A) the portion of any prepaid expense, deposit or other current asset for which Buyer or any Acquired Company will not receive the benefit following the Closing, (B) any Restricted Cash (or current assets in respect thereof), (C) deferred Tax assets and income Tax assets, (D) net assets evidenced by Hedging Arrangements, and without duplication of any amounts included in the calculation of Closing Cash, (E) any amounts receivable from Seller or any of its Affiliates (other than to the extent relating to the Affiliate Contracts set forth on Section 6.09 of the Seller Disclosure Schedules) and (F) any notes receivable) minus the sum of the combined current Liabilities of such Acquired Company (but excluding, for the avoidance of doubt, (A) deferred Tax Liabilities and income Tax Liabilities or any Tax Liabilities reflected on a Consolidated Return, (B) any amounts payable to Seller or any of its Affiliates (other than to the extent relating to the Affiliate Contracts set forth on Section 6.09 of the Seller Disclosure Schedules) and (C) net obligations evidenced by Hedging Arrangements, and without duplication of any amounts taken into account in the calculation of Closing Indebtedness and Company Transaction Expenses), in the case of each of the foregoing clauses (x) and (y), determined in accordance with the Accounting Principles.

“Code” means the U.S. Internal Revenue Code of 1986.

“Commissioner of Competition” means the Commissioner of Competition appointed under the Competition Act (Canada) or any Person authorized to exercise the powers and perform the duties of the Commissioner of Competition and includes the Commissioner’s representatives where the context requires.

“Company” has the meaning set forth in the recitals hereof.

“Company FCC Licenses” means the FCC licenses set forth on Section 4.03 of the Seller Disclosure Schedules.

“Company Intellectual Property” means any and all Intellectual Property owned or purported to be owned by any of the Acquired Companies.

“Company Transaction Expenses” means to the extent incurred or payable by or otherwise a Liability of any Acquired Company in connection with any of the transactions contemplated hereby, without duplication, the sum of all (i) costs, fees, disbursements and expenses incurred or otherwise payable by any of the Acquired Companies in connection with the negotiation, preparation, execution and delivery of this Agreement and the other Transaction Documents, and the consummation of the transactions contemplated hereby and thereby whether payable on or after the Closing Date, including the fees and disbursements of counsel, accountants, financial advisors, experts, consultants and other professional advisors and including any costs incurred as a result of dealing with other bidders in connection with the consummation of the transactions contemplated hereby, (ii) any severance or termination arrangements, stay bonuses, transaction bonuses or change of control bonus arrangements, or any similar arrangement, in each case, that would not have become payable, vested, due or payable but for the consummation of the transactions contemplated by this Agreement, regardless of whether the occurrence of one or more other events or conditions (whether before, at or after the Closing) is also required for such payment, benefit, or vesting or funding (but excluding amounts that are payable contingent in whole or in part upon a separation of employment following the Closing), and any payment set forth on Section 1.01(c) of the Seller Disclosure Schedule including, in each case, the employer portion of any payroll Taxes payable in connection therewith, (iii) brokers’ and finders’ fees incurred by Seller or any of the Acquired Companies or any of their respective Affiliates in connection with the transactions contemplated by this Agreement and the Transaction Documents, (iv) any Liabilities arising out of or in connection with the settlement, netting, cancellation, termination or otherwise of any Affiliate Contracts and (v) any other fees and expenses for which any of the Acquired Companies may be liable with respect to the review, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby by or on behalf of Seller or any of its Affiliates, in each case, that have not been paid at or prior to the Calculation Time (without duplication of any amounts included in the calculation of Closing Indebtedness or Closing Working Capital); provided that Company Transaction Expenses shall exclude (A) any Transfer Taxes for which Buyer is responsible pursuant to Section 6.06(h), (B) the cost of the tail insurance policy up to the Buyer D&O Tail Cap for which Buyer is responsible pursuant to Section 6.10(b), and (C) any amounts for which Buyer is responsible pursuant to Section 6.14.

“Competition Act (Canada)” means the Competition Act, RSC 1985, c C-34.

“Compliance With ISRA” means receipt of a Response Action Outcome (as defined in N.J.A.C. 7:26B-1.4) (“RAO”) issued by a Licensed Site Remediation Professional (as defined in N.J.A.C. 7:26B-1.4), a “no further action letter” (as defined in N.J.A.C. 7:26B-1.4), an exemption or waiver approved by NJDEP or other written approval from the NJDEP stating that the applicable requirements of ISRA have been satisfied.

“Confidential Information” has the meaning set forth in the Confidentiality Agreement.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of June 26, 2026, between DTE Energy Company and IIF Acquisitions LLC.

“Consent” means any consent, approval, authorization, expiration or termination of applicable waiting period, exemption, waiver, variance, filing, application, registration or notification.

“Consolidated Return” means any consolidated, combined, unitary or similar Tax Return that includes, or is required to include, Seller or any of its Affiliates (other than the Acquired Companies), on the one hand, and any Acquired Company (or successor thereof), on the other hand.

“Consolidated Taxes” means any Taxes attributable to, arising with respect to or reported on any Consolidated Return (including, for the avoidance of doubt, any Taxes for any Pre-Closing Tax Period with respect to any such Tax Return attributable to Tax Credits of any Acquired Company for any Pre-Closing Tax Period).

“Continuation Period” has the meaning set forth in Section 6.14(c).

“Continuing Employee” has the meaning set forth in Section 6.14(c).

“Continuing Support Obligation” has the meaning set forth in Section 6.07(a).

“Contract” means any agreement, contract, lease, license or other legally binding commitment or undertaking.

“Contracting Party” has the meaning set forth in Section 10.14.

“Control” means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, Contract or otherwise.

“Controlled Entities” means the Acquired Companies other than the Non-Controlled JV Entities.

“Controlled JV Entities” means (a) Utility Services of Lansing, LLC, (b) Delta Township Utilities II, LLC, (c) Bluebird Renewable Energy, LLC, and (d) Birnamwood Renewable Energy, LLC.

“Covered Employee” has the meaning set forth in Section 6.17.

“Credit Support” means letters of credit, guarantees, cash collateral, treasury securities, bonds (including performance or surety bonds), financial assurances or other credit assurances or credit support of a comparable nature made or issued by or on behalf of any Person for the benefit of any other Person.

“D&O Indemnified Parties” has the meaning set forth in Section 6.10(a).

“Data Room” means the online virtual data room hosted by Datasite.com called “Project Velocity” that has been established by Seller or its Affiliates in connection with the transactions contemplated by this Agreement.

“Debt Financing” means any debt financing incurred, including the public offering or private placement of debt securities or borrowing under revolving, long-term or bridge loans, or letter of credit facilities, in each case by Buyer or any of its Affiliates (including the Acquired Companies following the Closing) in connection with the sale from Seller to Buyer of the Acquired Interests.

“Debt Financing Sources” means any lender, underwriter, initial purchaser, syndicate or other group engaged for any and all purposes of the Debt Financing, including the parties providing or arranging financing or hedging pursuant to any debt commitment letters, engagement letters, underwriting agreements, securities purchase agreements, sales agreements, indentures, credit or joint venture participations or other agreements entered pursuant thereto or relating thereto, together with their Affiliates, officers, directors, employees, agents, advisors, and representatives and their respective successors and permitted assigns.

“Disclosure Schedules” means, collectively, the Seller Disclosure Schedules and the Buyer Disclosure Schedules.

“Dispute Statement” has the meaning set forth in Section 2.04(b).

“Disputed Item” has the meaning set forth in Section 2.04(b).

“DTE Benefit Plan” means any Employee Benefit Plan sponsored by Seller or any of its Subsidiaries (other than the Acquired Companies) that provide benefits to the Available Employees (and their dependents or beneficiaries) or are contributed to by the Acquired Companies or with respect to which the Acquired Companies have any Liability, in each case, on behalf of the Available Employees (and their dependents and beneficiaries).

“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, but regardless of whether such plan is subject to ERISA) and each employee benefit or compensation plan, program, agreement or arrangement, including each pension, retirement, profit sharing, 401(k), severance, health and welfare, disability, deferred compensation, employment, termination, change-in-control, retention, fringe benefit, stock purchase, cash bonus or equity or equity-based incentive or other compensatory or benefit plan, program, agreement, policy or other arrangement; provided, that any employee benefit plans or arrangements sponsored by a Governmental Authority or required to be contributed to by statute shall not be considered an “Employee Benefit Plan” and any “multiemployer plan” as defined in Section 3(37) of ERISA shall not be considered an “Employee Benefit Plan”.

“Employee Transfers” has the meaning set forth in Section 6.14(a).

“Environmental Attribute” means (a) any and all credits, certificates, statuses or benefits, including emissions, air quality or other environmental attribute, aspect, characteristic, claim, credit, benefit, reduction, offset or allowance, howsoever entitled or designated, resulting from, attributable to or associated with the generation of energy by a renewable energy facility or renewable natural gas or biomethane, (b) any other emissions, emissions reduction, air quality, energy conservation or similar credit, certificate, status, attribute, aspect, characteristic, claim, reduction, offset, benefit, or allowance, howsoever entitled or designated, from any other source and (c) the reporting rights related to any such certificates, statuses, attributes, aspects, characteristics, claims, credits, benefits, reductions, offsets or allowances, including credits generated under the California Low Carbon Fuel Standard, Renewable Identification Numbers under the federal Renewable Fuel Standard, renewable energy credits or certificates, Tax Credits, renewable natural gas credits and credits issued under any voluntary or mandatory emissions reduction program or emission trading, compliance or budget program.

“Environmental Law” means any Law enacted or in effect on or prior to the Closing Date relating to pollution, human health or safety (to the extent related to exposure to or handling, labeling or reporting of Hazardous Substances), natural resources or the protection of the environment.

“Environmental Permits” has the meaning set forth in Section 4.09(a)(i).

“Equity Commitment Letter” has the meaning set forth in the recitals hereof.

“Equity Interests” means, with respect to any Person (other than any natural person), any corporate stock, shares, partnership interests, limited liability company interests, membership interests or units, or any other equity interests of such entity.

“Equity Right” means any (i) option, warrant, convertible or exchangeable security or other right (including any preemptive right, right of first offer or right of first refusal) to subscribe for, purchase or otherwise acquire any Equity Interest or other equity security of any class, with or without payment of consideration, either immediately or upon the occurrence of a specified date or specified event or the satisfaction of any other condition or (ii) equity appreciation rights, profit participation rights, performance shares, contingent value rights, phantom equity rights or similar rights (including restricted equity or restricted share units or similar rights) or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of any Equity Interest.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity treated as a single employer with an Acquired Company, at any relevant time, for purposes of Section 414 of the Code.

“Estimated Adjustment Amount” has the meaning set forth in Section 2.02.

“Estimated Closing Statement” has the meaning set forth in Section 2.02.

“EWG” means an “exempt wholesale generator” as defined in Section 1262(6) of PUHCA and FERC’s implementing regulations at 18 C.F.R. §366.1.

“Excluded Employees” means those certain employees of Seller or its Affiliates set forth on Section 1.01(a) of the Seller Disclosure Schedules and any other employees mutually agreed in writing by Buyer and Seller after the Execution Date to be treated as “Excluded Employees”.

“Execution Date” has the meaning set forth in the preamble hereof.

“FCC” means the Federal Communications Commission.

“FERC” means the Federal Energy Regulatory Commission.

“Final 338(h)(10) Allocation” has the meaning set forth in Section 6.06(e).

“Final Settlement Date” has the meaning set forth in Section 2.04(b).

“Financial Statements” has the meaning set forth in Section 4.05.

“FPA” means the Federal Power Act.

“Fraud” means, with respect to any Party, any knowing and intentional breach or inaccuracy of any representation or warranty of such Party set forth in Article III, Article IV or Article V, as applicable, or in any certificate delivered pursuant hereto, that constitutes common law fraud under the Laws of the State of Delaware; provided, that “Fraud” shall not be deemed to include negligence or recklessness.

“GAAP” means generally accepted accounting principles in the U.S.

“Government Closure” has the meaning set forth in Section 6.05(e).

“Governmental Authority” means (a) any foreign or domestic, supranational or national, or federal, state, provincial or local governmental authority, or any political subdivision of any of the foregoing, (b) any court of competent jurisdiction, regulatory authority, municipal authority, administrative agency or commission, tribunal or arbitral body, or (c) any quasi-governmental authority or similar instrumentality of any governmental authority.

“Hazardous Substance” means (a) any substance, material or waste that is defined pursuant to any Environmental Law to be a hazardous waste, hazardous substance, hazardous material, or toxic substance or is regulated by or a basis for Liability or standards of conduct under Environmental Law due to its dangerous or deleterious properties or characteristics, (b) any petroleum product and any by-product thereof, (c) any asbestos-containing material, asbestos or silica and (d) any polychlorinated biphenyls, lead, toxic mold, per- and polyfluoroalkyl substances or radioactive material.

“Hedging Arrangement” means any forward, future, swap, exchange, collar, put, call, floor, cap, option or other similar Contract the purpose of which is to benefit from, or reduce or eliminate the risk of, fluctuations in interest or foreign exchange rate, currency or the price of any commodity (including renewable natural gas, electric power, capacity, Environmental Attributes (other than Tax Credits) and ancillary products or services) or any equity or debt security of any index based on any of the foregoing.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Inactive Employee” has the meaning set forth in Section 6.14(b).

“Incentive Plan Participant” has the meaning set forth in Section 6.14(h).

“Indebtedness” means (without duplication) any and all of the following Liabilities: (a) any indebtedness for borrowed money, (b) any obligations evidenced by bonds, debentures, notes or other similar instruments, (c) any obligations for the deferred purchase price of assets, property, goods, securities or services (including all “earn-outs”, seller notes, post-closing true-up obligations, holdback or similar deferred payments), in each case, determined in accordance with the Accounting Principles, and excluding current trade payables incurred in the ordinary course of business to the extent included in Closing Working Capital, (d) any reimbursement obligations with respect to draws under outstanding letters of credit, performance, surety or similar bonds or similar instruments, (e) deferred, unfunded or underfunded defined benefit pension, retirement or post-employment welfare benefit obligations, (f) declared but unpaid dividends or other distributions or any outstanding obligations with respect to Intercompany Accounts that are not terminated pursuant to and in accordance with Section 6.09, (g) deferred compensation obligations of any Acquired Company, including the employer portion of any payroll Taxes related thereto, (h)(i) all accrued or unpaid obligations and Liabilities of the Acquired Companies as of the Calculation Time (A) under the Acquired Companies Benefit Plans and (B) under the DTE Benefit Plans, solely to the extent such obligations and Liabilities are obligations and Liabilities of an Acquired Company (and not of Seller or any of its Affiliates (other than the Acquired Companies)), but excluding, in each case of the foregoing clauses (A) and (B), any obligations and Liabilities expressly assumed by Buyer or any of its Affiliates (including the Acquired Companies) pursuant to Section 6.14(c) that are triggered following the Closing Date and are not Company Transaction Expenses, (ii) all vacation, personal holiday pay and other paid time off relating to Available Employees, in each case solely to the extent accrued as of the Closing, (iii) accrued but unpaid retention, transaction, or change-in-control payments payable by an Acquired Company and (iv) accrued but unpaid severance obligations payable by any Acquired Company to any current or former employee of the Acquired Companies and resulting from the termination of employment by the Acquired Companies that occurred prior to the Closing, including, in the case of clauses (h)(i) through (h)(iv), the employer portion of any payroll Taxes related thereto, (i) any Tax Liability Amount, (j) any liquidated damages due and payable by an Acquired Company under any Contract to the extent not included as a current liability in the calculation of Closing Working Capital, (k) all customer deposits, advances, prepayments and deferred revenue, in each case to the extent not included as a current liability in the calculation of Closing Working Capital, (l) all obligations of others secured by a Lien on any asset of each of the Acquired Companies, (m) any guaranty of any of the obligations described in clauses (a) through (l), and (n) any obligations in the nature of accrued fees, interest, premiums, breakage or make-whole payments or penalties due and payable as a result of the prepayment of any of the foregoing, and for the avoidance of doubt, in each case, excluding any net obligations evidenced by Hedging Arrangements and all Retained Liabilities.

“Indemnified Parties” has the meaning set forth in Section 8.02(a).

“Indemnified Taxes” means, without duplication, (i) any Consolidated Taxes, (ii) any Taxes of Seller or any of its Affiliates (other than the Acquired Companies) that are required to be paid by any Acquired Company under Treasury Regulations Section 1.1502-6 (or any similar state, local, or non-U.S. Law) as a result of such Acquired Company having been a member of an affiliated, consolidated, combined, unitary or similar group of Seller on or before the Closing Date, (iii) any Taxes imposed as a result of or attributable to the Intercompany Transfers or the settlement, termination or other transactions contemplated by Section 6.09, and (iv) any other Taxes that constitute or arise from the Retained Liabilities; provided, that “Indemnified Taxes” shall exclude any Taxes taken into account in Closing Working Capital, Closing Indebtedness or Company Transaction Expenses, in each case, as finally determined pursuant to Section 2.04.

“Independent Accountant” has the meaning set forth in Section 2.04(b).

“Insurance Policies” has the meaning set forth in Section 4.17.

“Intellectual Property” means any and all intellectual property rights in any jurisdiction throughout the world, including such rights in (a) patents, (b) trademarks, service marks, trade dress, logos, trade names, corporate names, business names and Internet domain names and all goodwill associated therewith (“Marks”), (c) works of authorship and copyrights, whether or not registered or published (including copyrights in software and data), (d) trade secrets and other rights in confidential information, including methods, formulas, know-how and inventions (whether patentable or unpatentable and whether or not reduced to practice) (“Trade Secrets”) and (e) as applicable, all registrations, applications, extensions, renewals, divisionals, continuations, continuations-in-part, re-issues, re-examinations and foreign counterparts for any of the foregoing.

“Intended Tax Treatment” has the meaning set forth in Section 6.06(b).

“Intercompany Accounts” means any accounts, balances, payables, receivables or Indebtedness or other amounts owing between (a) Seller or any of its Affiliates (excluding the Controlled Entities), on the one hand, and (b) any Controlled Entity, on the other hand.

“Intercompany Transfers” has the meaning set forth in Section 6.15(a).

“Interim Period” has the meaning set forth in Section 6.02(a).

“IRS” means the U.S. Internal Revenue Service.

“ISRA” means the New Jersey Industrial Site Recovery Act, N.J.S.A. 13:1K-6 et seq. and the regulations promulgated thereunder, N.J.A.C. 7:26B et seq.

“IT Systems” means all computers, software, applications, websites, hardware, networks, firmware, middleware, routers, hubs, switches, data communications lines, data storage devices, data centers, systems and other information technology equipment and assets used by or on behalf of the Acquired Companies.

“JV Entities” means the Controlled JV Entities and the Non-Controlled JV Entities.

“Knowledge of Buyer” means the actual knowledge of any individual set forth on Section 1.01(a) of the Buyer Disclosure Schedules after reasonable inquiry of such individual’s direct reports who would reasonably be expected to possess knowledge of the relevant matter.

“Knowledge of Seller” means the actual knowledge of any individual set forth on Section 1.01(b) of the Seller Disclosure Schedules after reasonable inquiry of such individual’s direct reports who would reasonably be expected to possess knowledge of the relevant matter.

“Laws” means all laws (including common law), constitutions, treaties, statutes, rules, regulations, codes, ordinances, directives and other requirements of any Governmental Authority having the force or effect of law and all Orders.

“Leased Real Property” has the meaning set forth in Section 4.11(a).

“Liability” means any liability, guarantee, commitment or other obligation of any nature whatsoever, in each case, whether known or unknown, whether direct or indirect, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether disputed or undisputed, whether liquidated or unliquidated, whether fixed or otherwise, whether due or to become due or whether determined, determinable or otherwise.

“Liens” means any lien, license, mortgage, deed of trust, security interest, pledge, charge, claim, option, right of way, easement, building or use restriction, restriction on transfer, right of purchase, right of first refusal or offer, servitude, covenant, defect or imperfection in title, occupancy right or other encumbrance of any kind.

“Losses” means any and all losses, damages, fines, penalties, interest payments and other costs and expenses (including documented, out-of-pocket costs and expenses of Proceedings, amounts paid in connection with any assessments, judgments or settlements relating thereto, court costs, and reasonable fees of attorneys, accountants and other experts incurred in connection with defending against any such Proceedings).

“Material Adverse Effect” means any circumstance, change, fact, event, occurrence, condition or development that, individually, or in the aggregate with any other circumstance, change, fact, event, occurrence, condition or development, has had, has or would reasonably be expected to have, a material adverse effect on (a) with respect to the Acquired Companies, the business, assets, liabilities, financial condition or results of operations, in each case, of the Acquired Companies, taken as a whole; provided, that in the case of this clause (a), none of the following shall constitute or be deemed to contribute to a “Material Adverse Effect” or shall otherwise be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur: (i) changes after the date hereof generally affecting the industries in which any of the Acquired Companies operate (including the renewable natural gas, electric generating, transmission or distribution, utility services, data center and carbon capture industries), whether international, national, regional, state or provincial, (ii) changes after the date hereof in international, national, regional, state or provincial markets for, or costs of, commodities, raw materials or other supplies, products or services used, generated or provided by any of the Acquired Companies, including renewable natural gas, electric power, capacity, utility services, data center, carbon capture, Environmental Attributes and ancillary products and services, including, in each case, changes due to or arising out of actions by competitors and regulators, (iii) changes after the date hereof in general regulatory, political or geopolitical conditions, including any acts of war, whether or not declared, armed hostilities, sabotage or terrorist activities (including any electronic or digital attack by any Person on any renewable natural gas, electric generating, transmission or distribution, utility services, data center and carbon capture infrastructure), civil unrest, riots and any governmental instability, government shutdown, failure to raise the borrowing limit of any Governmental Authority or the results of any elections for government office or the nomination, appointment or confirmation of any Person to any Governmental Authority, (iv) changes after the date hereof in international, national, regional, state or provincial renewable natural gas, electric transmission or distribution, utility services, data center or carbon capture systems, generally, (v) earthquakes, volcanoes, hurricanes, floods, acts of God or other effects of weather, geological or meteorological events or natural disasters, epidemics, pandemics or other public health emergencies, (vi) changes after the date hereof in Law or regulatory policy or the interpretation or enforcement thereof, including Law or policy pertaining to solid waste disposal, landfills or landfill operations, agricultural waste or management or disposal thereof, Environmental Attributes, and regulatory or governmental programs including the federal Renewable Fuel Standard or the California Low Carbon Fuel Standard, (vii) changes or adverse conditions, in each case, after the date hereof in the currency, financial, banking or securities markets generally, in each case, including any disruption thereof and any decline in the price of any security or any market index, including devaluations of currency or any changes in the exchange rate of any currency as measured against any other currency, (viii) the announcement, negotiation, pendency, execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, including the identity of, or the effect of any fact or circumstance relating to, Buyer or any of its Affiliates or any communication by Buyer or any of its Affiliates regarding its plans, proposals or projections with respect to any Acquired Company (including any impact on the relationship of any Acquired Company, contractual or otherwise, with its customers, suppliers, service providers, contractors, lenders, partners, directors, managers, officers, employees or other agents), in each case under this clause (viii) to the extent not as a result of any default or breaches by Seller or any of its Affiliates (provided that no effect shall be given to the foregoing clause (viii) for purposes of any representation or warranty (or condition) relating to any impact, result or effect of the announcement, negotiation, pendency, execution or delivery of this Agreement or the consummation of the transactions contemplated hereby or similar matters), (ix) changes after the date hereof in accounting requirements or principles, including GAAP, (x) labor strikes, requests for representation, organizing campaigns, work stoppages, slowdowns or other labor disputes, (xi) new generating facilities and their effect on pricing or transmission, (xii) actions or omissions expressly required to be taken or not taken by Seller, any of the Acquired Companies or any of its or their respective Affiliates in compliance with this Agreement (other than Section 6.02(a) or taken at the written request of Buyer or any of its Affiliates), or (xiii) any failure of any Acquired Company to meet any projections, forecasts or estimates of revenues, earnings or any other financial performance or results of operations of all or any portion of any Acquired Company (it being understood that this clause (xiii) shall not exclude any circumstance, change, fact, event, occurrence or development giving rise to such failure to the extent that any such circumstance, change, fact, event, occurrence or development is not otherwise excluded from clause (a) of this definition of Material Adverse Effect); provided, further, that the matters described in clauses (i) through (vii), (ix), (x) and (xi) shall be taken into account to the extent they disproportionately affect the Acquired Companies, taken as a whole, relative to other similarly situated Persons operating in the industries or markets in which the Acquired Companies operate, (b) with respect to Seller, the ability of Seller to consummate the transactions contemplated by this Agreement by the Termination Date; and (c) with respect to Buyer, the ability of Buyer to consummate the transactions contemplated by this Agreement by the Termination Date.

“Material Contracts” has the meaning set forth in Section 4.10(a).

“MBR Authority” means an order from FERC pursuant to Section 205 of the FPA authorizing the sale at wholesale of electric energy, capacity and ancillary services at market-based rates, accepting for filing a tariff providing for such sales, and granting such waivers and blanket authorizations as are customarily granted by FERC to a similarly-situated company that sells wholesale electric energy, capacity and ancillary services at market-based rates, including blanket authorization to issue securities and assume liabilities pursuant to Section 204 of the FPA.

“MBR Database” means the relational database for market-based rate sellers developed and administered by FERC pursuant to the requirements set forth in Data Collection for Analytics and Surveillance and Market-Based Rate Purposes, Order No. 860, 84 Fed. Reg. 36,390 (July 26, 2019), 168 FERC ¶ 61,039 (2019), order on reh’g, Order No. 860-A, 170 FERC ¶ 61,129 (2020).

“New Jersey Facility” means the facility (including owned and leased parcels) located at 1077 Absecon Boulevard, Atlantic City, NJ 08401.

“New Plans” has the meaning set forth in Section 6.14(f).

“NJDEP” means the New Jersey Department of Environmental Protection.

“Non-Consolidated Taxes” means any Taxes that are not Consolidated Taxes.

“Non-Controlled JV Entities” means: (a) Salt Lake Energy Systems, LLC, a Michigan limited liability company, (b) Riverview Energy Systems, a Michigan partnership, (c) Indiana Harbor Coke Holdings, LP and (d) Potrero Hills Energy Producers, LLC.

“Non-Recourse Party” has the meaning set forth in Section 10.14.

“NYPSC” means the New York Public Service Commission.

“NYPSL” means the New York Public Service Law.

“Order” means any order, decision, ruling, writ, judgment, injunction, decree, stipulation, determination, award, settlement or assessment issued, promulgated or entered by or with any Governmental Authority.

“Organizational Documents” means, with respect to (a) any corporation, its articles or certificate of incorporation and bylaws, shareholder’s agreement or documents of similar substance, (b) any limited liability company, its articles or certificate of organization or formation and its operating agreement or limited liability company agreement or documents of similar substance, (c) any partnership (whether general or limited), its certificate of partnership and partnership agreement or documents of similar substance and (d) any other entity, its organizational and governing documents of similar substance to any of the foregoing.

“Owned Real Property” has the meaning set forth in Section 4.11(a).

“Parties” means Seller and Buyer.

“Permit” means any consent, approval, authorization, franchise, license, registration, permit, exemption, waiver, variance or certificate of, or granted by, any Governmental Authority.

“Permitted Liens” means (a) Liens imposed by Law, including mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, consignee’s or other similar Liens arising or incurred in the ordinary course of business with respect to any amounts not yet due and payable or which are being contested in good faith through appropriate proceedings and for which adequate amounts have been reserved in accordance with GAAP, (b) purchase money Liens and Liens arising under conditional sales agreements and equipment leases with third parties entered into in the ordinary course of business, (c) Liens for Taxes, assessments, governmental charges or levies that are not due and payable or, if due and payable, that may thereafter be paid without penalty or that are being contested in good faith by appropriate Proceedings and for which adequate amounts have been reserved in accordance with GAAP, (d) Liens reflected in the Financial Statements, (e) Liens to secure obligations under workers’ compensation Laws, unemployment insurance Laws or similar Laws or to secure public or statutory obligations, (f) Liens affecting the interest of the lessor in leased property to the extent such Liens are not currently enforceable as a result of a breach or default by any Acquired Company under the terms of the applicable Real Property Lease, (g) Liens incurred or deposits made in the ordinary course of business to secure the performance of bids, trade contracts, leases, Permits, surety and appeal bonds, performance bonds and other obligations of a similar nature (in each case, other than obligations in respect of Indebtedness), (h) Liens shown on current title reports or existing surveys, title policies or title commitments, in each case, made available to Buyer, (i) with respect to the Real Property, (i) zoning, building, land use, and other similar restrictions, (ii) easements, covenants, rights-of-way and other similar restrictions, and (iii) Liens or other imperfections of title, if any, that, in the case of each of clauses (i) through (iii), would not, individually or in the aggregate, reasonably be expected to materially impair the continued use, occupancy or value of the Real Property subject thereto, as currently conducted and are not violated by the current use or occupancy of the Real Property subject thereto, (j) Liens created by Buyer or any of its Affiliates, or otherwise consented to in writing by Buyer or any of its Affiliates, (k) Liens arising under this Agreement or pursuant to any Material Contract (other than as a result of any breach thereof by Seller, any Acquired Company or any of its respective Affiliates), (l) non-exclusive licenses of Intellectual Property granted in the ordinary course of business, (m) Liens to secure capital lease obligations to the extent the incurrence of such obligations does not violate this Agreement or (n) other non-monetary Liens that do not secure Indebtedness and would not reasonably be expected to materially impair the ownership, use, operation, value or transferability of the assets or properties of any Acquired Company subject thereto.

“Person” means any individual, partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization or other entity (including any Governmental Authority).

“Personal Information” means any information (i) that is reasonably capable of being used, alone or in combination with other information, to identify a natural person, household or device or (ii) that is defined as “personal data”, “personal information”, “personally identifiable information” or any similar term under applicable Law.

“Pre-Closing Tax Period” means any taxable period that ends on or before the Closing Date and the portion of any Straddle Period that ends on and includes the Closing Date.

“Preliminary Purchase Price” means the (a) Base Purchase Price plus (b) Estimated Adjustment Amount (whether the Estimated Adjustment Amount is a positive or negative amount).

“Proceeding” means any action, claim, demand, litigation, suit, charge, complaint, mediation, audit, arbitration, inquiry, investigation or other proceeding, in each case, by or before any Governmental Authority.

“Project” means any project owned by an Acquired Company (including any such project under development or that has not yet achieved commercial operation).

“PUHCA” means the Public Utility Holding Company Act of 2005.

“Purchase Price” means the Preliminary Purchase Price, as may be adjusted following the Closing in accordance with Section 2.04.

“QF” means a “qualifying small power production facility” within the meaning of 16 U.S.C. § 796(17) or a “qualifying cogeneration facility” within the meaning of 16 U.S.C. § 796(18), and FERC’s implementing regulations at 18 C.F.R. Part 292, Subpart B.

“Qualified Letters of Credit” means a letter of credit (a) issued by a commercial bank or trust company organized under the laws of the United States or a political subdivision thereof or foreign bank with a U.S. branch office, (x) with a credit rating of at least “BBB+” by S&P and/or “Baal” by Moody’s, if such entity is rated by S&P and/or Moody’s; and (y) having total assets of at least $10,000,000,000, or (b) that is satisfactory to Seller as agreed by Seller in writing.

“Real Property” has the meaning set forth in Section 4.11(a).

“Real Property Lease” has the meaning set forth in Section 4.11(c).

“Recapture” means recapture within the meaning of Section 50(a) of the Code.

“Released Person” has the meaning set forth in Section 10.15.

“Releasing Person” has the meaning set forth in Section 10.15.

“Representatives” means, with respect to any Person, such Person’s members, partners, trustees, directors, managers, officers, employees, attorneys, consultants, contractors, advisors, representatives and other agents acting on behalf of such Person.

“Required Consents” means the Consents set forth on Schedule D.

“Required Information” means (a) the audited combined balance sheets of the Acquired Companies as at the end of, and related audited combined statements of income and cash flows of the Acquired Companies for, years ended December 31, 2024, December 31, 2025 (the “2024 and 2025 Audited Financial Statements”) and, if the Closing is after March 31, 2027, December 31, 2026, in each case prepared in accordance with GAAP (including footnotes thereto) and, in each case, together with any related audit communication letters, including all recorded and passed adjustments and internal control findings, if any and (b) the unaudited combined balance sheets of the Acquired Companies, and related unaudited combined statements of income and cash flows of the Acquired Companies for June 30, 2026 and each fiscal quarter subsequent to June 30, 2026 that is one of the first three fiscal quarters of any fiscal year and ended at least 45 days before the Closing Date, in each case prepared in accordance with GAAP, subject to normal year-end adjustments, reclassifications and the absence of footnotes.

“Restricted Business” has the meaning set forth in Section 6.18.

“Restricted Cash” means (a) any cash held in escrow, reserve or collateral accounts or deposits maintained with banks, insurers, lessors, Governmental Authorities or other financial institutions as collateral for letters of credit or for other obligations, or any other amounts that would otherwise constitute “Closing Cash” but that are not freely usable or distributable in the ordinary course of business by the applicable Acquired Company by applicable Law, Contract or otherwise, including without consent, penalty, withholding or other Tax, or other restriction, or (b) any insurance, award or other similar proceeds (including any indemnification, settlement, contribution or other third party payments) received by any Acquired Company with respect to any (A) liabilities that have not been discharged prior to the Closing Date and are not reflected as current liabilities in Closing Working Capital or (B) assets that were lost, damaged, impaired, condemned or destroyed prior to the Closing Date and are not and otherwise would not have been reflected as current assets in Closing Working Capital; provided that Restricted Cash shall not include cash or cash equivalents with a corresponding liability included in Closing Working Capital or Closing Indebtedness.

“Restrictive Covenants” has the meaning set forth in Section 6.14(k).

“Retained Assets” means the following assets of Seller and its Affiliates:

(a) all Equity Interests in the Retained Companies;

(b) all Seller Marks;

(c) all Retained Books and Records;

(d) all rights to pre-paid Taxes, Tax refunds, credits and similar benefits or Tax attributes relating to any Retained Liability;

(e) that certain PTI 144-17 (SRN #PO879) Permit issued by the Michigan Department of Environment, Great Lakes and Energy to DTE Dearborn CEP, LLC for the facility located at 1641 Carroll Shelby Way East, Dearborn, Michigan (the “Dearborn Air Permit”);

(f) all claims, defenses and rights of offset or counterclaim and all causes of action of any Retained Company or that relate to the Retained Proceedings or any other Retained Asset or any Retained Liability; and

(g) all pre-Closing communications among counsel to Seller, on the one hand, and Seller, the Acquired Companies, and any of their respective Affiliates to the extent relating to the Transaction Documents or the negotiation, documentation or consummation of the transactions contemplated by the Transaction Documents, and the attorney-client privilege, attorney work product protection and the expectation of client confidence with respect to such matters (which shall only be controlled, asserted or waived by Seller).

“Retained Books and Records” means (a) all Organizational Documents, seals, minute books and other documents relating to the formation, maintenance and legal existence of any Retained Company as a legal entity, including taxpayer and other identification numbers, (b) all Tax records of any Retained Company, (c) originals of books and records that constitute Acquired Company Books and Records but that Seller or any of its Affiliates (excluding any Acquired Company) is prohibited from delivering or transferring to the applicable Acquired Company under applicable Law and in each case, to the extent not prohibited, then electronic copies thereof have been delivered to the applicable Acquired Company, (d) documents relating to corporate compliance matters not primarily developed, created, collected, compiled, archived, or otherwise stored in connection with the business, ownership and operation of the Acquired Companies and (e) books and records containing information regarding the Acquired Companies that is not easily segregated from information regarding Seller and its Affiliates (excluding the Controlled Entities), the absence of which would not be necessary to the conduct or the operation of the business of the Acquired Companies in all material respects in the ordinary course of business following the Closing.

“Retained Companies” means the entities as set forth on Schedule E-1.

“Retained Company Credit Support” means any Credit Support made or issued by or on behalf of the Acquired Companies for the benefit of any Retained Company, as set forth on Schedule E-2.

“Retained Liabilities” means the following Liabilities of Seller or any of its Affiliates (including any predecessor or former Subsidiary of any Retained Company or of any Acquired Company, but excluding, in each case, the Acquired Companies as of the Closing) or Buyer or any Acquired Company, without duplication:

(a) (i) all Liabilities to the extent relating to, arising out of or in connection with (A) the Retained Companies (including, for avoidance of doubt, the Specified Coke Battery Entities), (B) their respective predecessors and any current or former Subsidiaries (in each case, other than the Acquired Companies as of the Closing) and (C) any former Subsidiary of any Acquired Company that is not an Acquired Company as of the Closing, (ii) all Liabilities to the extent relating to or arising out of any current or former businesses, operations, properties, facilities or assets of the Persons described in clause (i) (in each case, other than the business of owning Equity Interests of an Acquired Company as of Closing), and (iii) all other Liabilities to the extent relating to or arising out of the Retained Assets or any business, operations, properties, facilities or assets of Seller or its Affiliates (other than the Acquired Companies);

(b) all Liabilities to the extent relating to, arising out of or in connection with the Intercompany Transfers (excluding those arising out of any breach by any Acquired Company of any Intercompany Transfer documentation following the Closing);

(c) all Liabilities to the extent relating to or arising out of the facilities (including manufacturing facilities) or businesses (in each case, other than the business of owning Equity Interests of an Acquired Company as of Closing) currently or formerly owned or operated by (i) the Specified Coke Battery Entities or any of their predecessors, (ii) any current or former Subsidiary of any Person described in clause (i) or (iii) to the extent relating to coke facilities or businesses of Seller or its Affiliates, but excluding, for all purposes of these clauses (ii) and (iii), DTE Lake Erie Generation, Inc., DTE Indiana Harbor Holdings, LLC, Indiana Harbor Coke Holdings, LP and their respective current or former assets and businesses that are not otherwise a “Retained Liability” pursuant to this definition;

(d) all Liabilities to the extent relating to or arising out of each Specified Statement of Work under the Specified Shared Contract; and

(e) all Liabilities to the extent relating to, arising out of or in connection with the Retained Proceedings and all Liabilities to the extent relating to, arising out of or in connection with, any claims or other subsequent or related Proceeding arising therefrom or relating thereto based in whole or in part on or related to any of the same facts and circumstances or theories of liability asserted in any Retained Proceedings, including any appeal, remand, retrial or refiling or other successor proceeding to any Retained Proceeding.

“Retained Proceeding Control Agreement” means the control agreement with respect to the Retained Proceedings in the form attached hereto as Exhibit B.

“Retained Proceedings” means the Proceedings set forth on Schedule E-3.

“RWI Policy” has the meaning set forth in Section 8.01.

“Sample Closing Statement” means the sample calculation of the Closing Adjustment Amount, prepared in accordance with the Accounting Principles as of August 31, 2026, for illustrative purposes only, and as set forth on Schedule A.

“Sanctioned Country” means any country or region or government thereof that is, or has been in the last five years, the subject or target of Sanctions or a comprehensive embargo under trade control Laws (including Cuba, Iran, North Korea, Syria, Venezuela, the Crimea region of Ukraine, and the so-called Donetsk People’s Republic and so-called Luhansk People’s Republic regions of Ukraine).

“Sanctioned Person” means at any time any Person that is the subject or target of Sanctions, including: (a) any Person listed on any Sanctions-related list of designated or blocked persons; (b) any Person that is, in the aggregate, 50% or greater owned, directly or indirectly, or otherwise controlled by any Person or Persons described in clause (a); or (c) any Person located, organized, or resident in, or a national of, a Sanctioned Country.

“Sanctions” means trade, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures (in each case having the force of law), including those administered, enacted or enforced from time to time by (a) the United States, (b) the European Union, (c) the United Nations, or (d) His Majesty’s Treasury.

“Section 338 Election” has the meaning set forth in Section 6.06(d).

“Section 338 Election Forms” has the meaning set forth in Section 6.06(d).

“Seller” has the meaning set forth in the preamble hereof.

“Seller 338(h)(10) Allocation Notice” has the meaning set forth in Section 6.06(e).

“Seller 401(k) Plan” has the meaning set forth in Section 6.14(g).

“Seller Disclosure Schedules” means the disclosure schedules (including any attachments thereto) delivered by Seller to Buyer on the Execution Date concurrently with the execution and delivery of this Agreement.

“Seller Fundamental Representations” means those representations and warranties set forth in Section 3.01 (Organization and Standing), Section 3.02(a) (No Conflicts), Section 3.05 (Authority; Execution and Delivery; Enforceability), Section 3.06 (Acquired Interests), Section 3.07 (Brokerage Fees), Section 4.01 (Organization and Standing), Section 4.02(a) (No Conflicts), and Section 4.04 (Equity Interests of the Acquired Companies).

“Seller Marks” means the name “DTE” and any other Mark owned or controlled by Seller or any of its Affiliates incorporating “DTE” or that is reasonably expected to cause confusion with “DTE”.

“Seller’s Ownership Percentage” means, with respect to each Acquired Company that is not a JV Entity, 100% and, with respect to each JV Entity, Seller’s aggregate direct and indirect economic ownership percentage thereof as set forth in Section 4.04 of the Seller Disclosure Schedules.

“Shared Contract” has the meaning set forth in Section 4.27.

“Specified Coke Battery Entities” means each of DTE Coke Holdings, LLC, DTE Coke Operations, LLC, DTE Gary, LLC, DTE PCI Enterprises Company, LLC, EES Coke Battery, LLC and Shenango, LLC.

“Specified Shared Contract” means the Battelle Carbon Storage Agreement, as defined in the Seller Disclosure Schedules.

“Specified Statement of Work” means any Statement of Work to the Specified Shared Contract, entered into by Battelle Memorial Institute, on the one hand, and Shakespeare Sequestration, LLC or any other Retained Company, on the other hand, including the Statement of Work No. 4 entered into as of March 18, 2024 by Battelle Memorial Institute and Shakespeare Sequestration, LLC.

“Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person (other than any natural person): (a) of which such Person owns, directly or indirectly, at least a majority of the Equity Interests having voting power under ordinary circumstances to elect at least a majority of the board of directors or board of managers, the general partner, managing member, manager or other Persons performing similar functions of such other Person or (b) which such Person otherwise Controls.

“Target 2026 and 2027 Capital Expenditures Amount” means $244,735,906.

“Target Working Capital” means $20,000,000.

“Tax” or “Taxes” means (i) any and all U.S. federal, state, local or non-U.S. taxes, customs, duties, levies, governmental fees or other assessments in the nature of or similar to a tax or charges of any kind whatsoever including income, profits, gross or net receipts, property, sales, use, capital gain, transfer, excise, license, production, franchise, employment, social security, occupation, payroll, registration, capital, government pension or insurance, royalty, severance, stamp or documentary, value added, goods and services, business or occupation or other tax, levy, duty, charge, employer social security contribution or other similar governmental charge in the nature of a tax collected or assessed by, or payable to, a Governmental Authority, together with all related fines, penalties, interest, costs, charges and surcharges and (ii) any liability for the payment of any amounts of the type described in the foregoing clause (i) as a result of being a member of an affiliated, consolidated, combined, unitary or similar group for any taxable period (including pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract, or any Tax sharing, Tax allocation, Tax indemnification or similar agreement.

“Tax Credit” means any federal income tax credit, including under Section 48 of the Code, production tax credit under Section 45 of the Code, clean electricity investment credit under Section 48E of the Code, clean electricity production credit under Section 45Y of the Code, carbon oxide sequestration credit under Section 45Q of the Code, and clean fuel production credit under Section 45Z of the Code.

“Tax Liability Amount” means, without duplication, the aggregate amount of all accrued but unpaid income Taxes of the Acquired Companies attributable to any Pre-Closing Tax Period or the portion of any Straddle Period ending on the Closing Date (whether or not then due and payable), in each case, for which a Tax Return has not been filed as of the Closing Date or a Tax Return has been filed as of the Closing Date but the amount of Taxes reflected on such Tax Return has not been paid as of the Calculation Time; provided that the Tax Liability Amount shall (a) not be an amount less than zero for any taxpayer, in any jurisdiction, or with respect to any type of Tax, (b) be calculated in a manner consistent with past practices of the Acquired Companies (as reflected on Tax Returns of the Acquired Companies for Pre-Closing Tax Periods and determined as of the end of the Closing Date as if the taxable year of each Acquired Company ended on the Closing Date, (c) take into account all estimated Tax payments, overpayments, prepaid Taxes and other Tax payments made prior to the Calculation Time to the extent actually available to reduce (but not below zero) such Taxes, (d) take into account all Transaction Tax Deductions to the extent there is a “more likely than not” or higher level position under applicable Law that such Transaction Tax Deductions are deductible in the Pre-Closing Tax Period, (e) include any item of taxable income associated with any adjustment under Section 481 of the Code or any analogous provision of state, local or non-U.S. Law, (f) exclude any deferred Tax assets, deferred Tax liabilities and Consolidated Taxes, and (g) include any income Taxes of the Acquired Companies for any Pre-Closing Tax Period or the portion of any Straddle Period ending on the Closing Date that (1) are Non-Consolidated Taxes and (2) arise in connection with the Section 338 Election.

“Tax Returns” means any declaration, return, report, information return or other document (including any schedules or attachments thereto, any amendments thereof and any related or supporting information) filed or required to be filed with any Governmental Authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.

“Termination Date” has the meaning set forth in Section 9.01(b).

“Termination Fee” has the meaning set forth in Section 9.03(a).

“Third-Party Claim” has the meaning set forth in Section 8.03(a).

“Transaction Documents” means this Agreement, the Confidentiality Agreement, the Assignment Agreement, the Transition Services Agreement, the Retained Proceeding Control Agreement, the Equity Commitment Letter, all documents required to consummate the Intercompany Transfers and the Employee Transfers and all other documents delivered or required to be delivered by any Party pursuant to this Agreement.

“Transaction Tax Deductions” means, without duplication, any items of loss or deduction or credit resulting from or attributable to any fees, costs and expenses of Seller or any of the Acquired Companies related to or arising out of the transactions contemplated by this Agreement, including Company Transaction Expenses and other amounts that would be Company Transaction Expenses but for the fact that such expenses were paid prior to Closing. The Parties shall apply the safe harbor election set forth in Internal Revenue Service Revenue Procedure 2011-29 to determine the amount of any deduction for “success-based fees” (as defined in Treasury Regulation Section 1.263(a)-5(f)) for purposes of this definition.

“Transfer Taxes” has the meaning set forth in Section 6.06(h).

“Transition Services Agreement” means the transition services agreement in the form set forth in Exhibit C.

“Treasury Regulation” means the regulations promulgated under the Code by the United States Department of the Treasury.

“U.S.” means the United States of America.

“U.S. Antitrust Laws” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, as amended, the HSR Act, as amended, the Federal Trade Commission Act of 1914, as amended, and any United States federal, state, or municipal antitrust, competition or trade regulation Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or harm to competition.

Section 1.02 Other Definitional Provisions.

(a) All references in this Agreement to Exhibits, Schedules (including the Disclosure Schedules), Articles, Sections, clauses and other subdivisions refer to the corresponding Exhibits, Schedules (including Disclosure Schedules), Articles, Sections, clauses and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, clauses or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof.

(b) The Exhibits and Schedules (including the Disclosure Schedules) to this Agreement are attached hereto and by this reference incorporated herein for all purposes.

(c) The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular clause or other subdivision thereof unless expressly so limited. The words “this Article,” “this Section,” “this clause,” and words of similar import, refer only to the Article, Section, clause or other subdivision hereof in which such words occur. The word “or” has the inclusive meaning “and/or,” and the word “including” (and correlative forms thereof) shall be deemed to be followed by the phrase “without limitation”. The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean “if”.

(d) All references to “$,” “U.S. Dollars,” “Dollars” and “dollars” and other monetary figures shall be deemed to refer to U.S. currency unless otherwise expressly provided herein. All accounting terms used but not defined herein shall have the meanings given to them under GAAP, except as otherwise set forth in the Accounting Principles.

(e) Pronouns in masculine, feminine or neuter genders shall be construed to include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, in each case, unless the context otherwise requires.

(f) Unless the context otherwise requires, any reference to (i) any Person shall be deemed to refer to such Person’s successors and permitted assigns, and, in the case of any Governmental Authority, to any Person(s) succeeding to its functions and capacities, (ii) any Affiliates of any Person shall be deemed to refer to such Person’s Affiliates at the time of determination, (iii) any Law shall be deemed to refer to all rules and regulations promulgated thereunder and (iv) any Contract or Law shall be deemed to refer to such Contract or Law as amended, supplemented or otherwise modified from time to time (and in the case of any Contract, in accordance with the terms thereof but subject, in all events, to the terms and restrictions hereof), and in effect at any given time (and in the case of any Law, to any successor provisions).

(g) Any reference to any “day” or any number of “days” without explicit reference to “Business Days” shall be deemed to refer to a calendar day or number of calendar days. If any action is to be taken on or by a particular calendar day that is not also a Business Day, then such action may be deferred until the immediately succeeding Business Day.

(h) The words or phrases “delivered,” “provided,” “furnished,” “made available” or words of similar import when used with respect to information or documents means that such information or documents have been posted to the Data Room and made available for viewing by Buyer in the Data Room no later than 2:00 pm (Eastern Time) on the Execution Date.

(i) The phrases “ordinary course” or “ordinary course of business” when used with respect to any Person means taking or refraining to take any action, if such action by such Person is consistent in all material respects with the past practices of such Person and is taken in the ordinary course of the operations of such Person (and, with respect to any Project, taking into account the current stage of development of such Project).

(j) Notwithstanding anything to the contrary herein, (i) each obligation of Seller under this Agreement to (A) cause, or use any level of efforts to cause, any Acquired Company that is not (directly or indirectly) wholly owned by Seller to take, or refrain from taking, any action shall, with respect to such Acquired Company, be deemed limited to the extent of the rights available to Seller (or any direct or indirect parent of such Acquired Company that is wholly owned by Seller) under the existing applicable Organizational Documents with respect to the ownership interest of Seller (or any direct or indirect parent of such Acquired Company that is wholly owned by Seller) in such Acquired Company, subject in all cases to any duties or other obligations of Seller (or any direct or indirect parent of such Acquired Company that is wholly owned by Seller) set forth in (and solely to the extent that the exercise of such rights would not reasonably be expected to result in a breach of or otherwise conflict with) the Organizational Documents of such Acquired Company or applicable Law, or (B) make available documents or other information with respect to any Non-Controlled JV Entity shall be limited to the extent such documents or other information is in the possession of Seller or any of its Affiliates and (ii) except with respect to the representations and warranties set forth in Section 4.04 with respect to Equity Interests of Indiana Harbor Coke Holdings, LP (or, for purposes of Section 7.02(a), any other Non-Controlled JV Entity) directly or indirectly owned by Seller or any Controlled Entity, each of the representations and warranties given by Seller in Article III or Article IV with respect to Indiana Harbor Coke Holdings, LP (and, for purposes of Section 7.02(a), each other Non-Controlled JV Entity) shall be deemed to be given only to the Knowledge of Seller.

(k) Notwithstanding anything to the contrary herein, except (i) with respect to the representations and warranties set forth in Section 4.04, (ii) with respect to Intercompany Transfers only, the representations and warranties set forth in Section 3.02, Section 3.03, Section 4.02 and Section 4.03 (it being agreed that such representations and warranties listed under clauses (i) and (ii) shall be made without giving effect to the Intercompany Transfers) and (iii) as otherwise expressly provided herein, each of the representations and warranties of the Parties set forth herein (1) to the extent made on the Execution Date pursuant to the terms hereof, shall be deemed to be made as if the Intercompany Transfers and the Employee Transfers contemplated hereunder had been consummated at Closing in accordance with Section 6.15 as of the date that such representations and warranties are made hereunder; provided, that (A) such Intercompany Transfers and Employee Transfers are actually consummated in accordance with the terms of this Agreement (including the steps set forth in Section 6.15 of the Seller Disclosure Schedules and Section 6.15) on or prior to the Closing Date and (2) to the extent made on the Closing Date pursuant to the terms hereof, (x) shall be made prior to the Closing but only after the actual consummation of the Intercompany Transfers and Employee Transfers, and (y) in no event will the Intercompany Transfers and Employee Transfers be deemed to have been made if they have not been completed for purposes of any Party making any representations and warranties on the Closing Date; and (B) for the avoidance of doubt, nothing in this Section 1.02(k) shall in any way limit or restrict Seller’s obligations with respect to any Retained Liabilities or Indemnified Taxes, or any rights or remedies of any Indemnified Party under Article VIII or any covenant hereunder.

(l) The language used in this Agreement shall be deemed to be the language chosen jointly by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person.

ARTICLE II

PURCHASE AND SALE OF INTERESTS

Section 2.01 Purchase and Sale of Acquired Interests.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, assign, transfer and convey to Buyer, and Buyer shall purchase and acquire from Seller, all of Seller’s right, title and interest in and to the Acquired Interests, free and clear of all Liens (other than Liens arising under the Organizational Documents of the Company and applicable securities Laws), in consideration for the Purchase Price.

(b) At the Closing, Buyer shall pay to Seller an aggregate amount in cash equal to the Preliminary Purchase Price as determined pursuant to Section 2.02.

Section 2.02 Preliminary Purchase Price. No later than five Business Days prior to the anticipated Closing Date, Seller shall deliver to Buyer a written statement (the “Estimated Closing Statement”) setting forth Seller’s good faith estimate, together with reasonable supporting calculations and documentation thereof, of (a) the Closing Adjustment Amount (such estimate, as may be updated pursuant to this Section 2.02, the “Estimated Adjustment Amount”), (b) the resulting Preliminary Purchase Price, prepared in accordance with the terms of this Agreement and, to the extent applicable, the Accounting Principles, and with respect to the Closing Working Capital, in a format consistent with the Sample Closing Statement and (c) wire transfer instructions for payment of the Preliminary Purchase Price. During the five-Business Day period following receipt of the Estimated Closing Statement and prior to Closing, Seller shall reasonably cooperate in good faith with Buyer’s review of the Estimated Closing Statement and shall consider in good faith Buyer’s reasonable comments thereto and update the Estimated Closing Statement in good faith to reflect comments mutually agreed in writing by the Parties. The Estimated Closing Statement shall be final and binding on the Parties solely for purposes of determining the Preliminary Purchase Price to be paid by Buyer to Seller at the Closing.

Section 2.03 The Closing; Closing Deliveries.

(a) The closing of the transactions contemplated hereby (the “Closing”) shall take place (i) at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, NY 10022 (or remotely via the electronic exchange of closing deliveries), commencing at 10:00 a.m. Eastern Time, on the date that is the fifth Business Day after the satisfaction or, if permissible, waiver of the last of the conditions set forth in Article VII (other than any such conditions that by their terms will not be satisfied until the Closing, but subject to the satisfaction or, if permissible, waiver of such conditions at the Closing) or (ii) on such other date or at such other time or place as the Parties may mutually agree in writing; provided, in each case, that in no event shall the Closing occur earlier than the date that is sixty days after the Execution Date. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.” The Closing shall be deemed to have been consummated as of the Calculation Time, and all actions required to be taken pursuant hereto at the Closing (including the delivery of all closing deliveries pursuant to Section 2.03(b) and Section 2.03(c)) shall occur and shall be deemed to take place simultaneously.

(b) At the Closing, Seller shall deliver, or cause to be delivered, to Buyer:

(i) the Assignment Agreement, duly executed by Seller;

(ii) the Transition Services Agreement, duly executed by Seller;

(iii) (A) the Retained Proceeding Control Agreement and (B) the JDA (as defined therein) with respect to the Retained Proceedings, each duly executed by Seller;

(iv) evidence of the resignation or removal, effective as of the Closing, of any individuals serving as a director, manager or officer (in his or her capacity as such) of any Acquired Company as of immediately prior to the Closing; provided, that such individuals shall resign or be removed solely to the extent that such individuals have been identified in writing by Buyer to Seller at least 10 Business Days prior to the anticipated Closing Date;

(v) an IRS Form W-9 duly executed by Seller;

(vi) a certificate duly executed by an authorized officer of Seller, dated as of the Closing Date, confirming the satisfaction of the conditions set forth in Section 7.02(a) and Section 7.02(b); and

(vii) all other documents required to be delivered by Seller to Buyer at the Closing pursuant to this Agreement.

(c) At the Closing, without limiting Buyer’s obligation to pay the amounts described in Section 2.01(b), Buyer shall deliver, or cause to be delivered, to Seller:

(i) the Assignment Agreement, duly executed by Buyer;

(ii) the Transition Services Agreement, duly executed by Buyer;

(iii) (A) the Retained Proceeding Control Agreement and (B) the JDA (as defined therein) with respect to the Retained Proceedings, each duly executed by Buyer;

(iv) a certificate duly executed by an authorized signatory of Buyer, dated as of the Closing Date, confirming the satisfaction of the conditions set forth in Section 7.03(a) and Section 7.03(b); and

(v) all other documents required to be delivered by Buyer to Seller at the Closing pursuant to this Agreement.

Section 2.04 Post-Closing Purchase Price Adjustment.

(a) No later than 90 days after the Closing Date, Buyer may prepare and deliver to Seller a written statement (the “Closing Statement”) setting forth Buyer’s good faith determination of the Closing Adjustment Amount, together with reasonable supporting calculations and documents used in the preparation of the Closing Statement, which shall be prepared in accordance with the terms of this Agreement and, to the extent applicable, the Accounting Principles, and with respect to the Closing Working Capital, in a format consistent with the Sample Closing Statement; provided, that if Buyer does not deliver the Closing Statement within such 90-day period, then, without limiting any rights or remedies of Seller hereunder (including under Section 2.04(b)), the Estimated Closing Statement shall be deemed to be the Closing Statement. Buyer shall provide Seller and its Representatives reasonable access (including electronic access, to the extent available) during normal business hours to Buyer’s and the Acquired Companies’ books and records and Representatives, in each case, as may be necessary and reasonably requested by Seller for purposes of Seller’s and its Representatives’ review of the Closing Statement (subject to the satisfactory execution of customary access letters, where relevant).

(b) The Closing Statement and all items set forth therein shall become final and binding on Buyer and Seller on (i) the day immediately after the expiration of a 30-day period after Seller’s receipt thereof or (ii) in the event that Buyer does not deliver the Closing Statement within the 90-day period specified in Section 2.04(a), 10 days after the expiration of such 90-day period (the “Final Settlement Date”), unless Seller delivers written notice to Buyer disputing any item set forth on the Closing Statement on or before the Final Settlement Date (such notice, a “Dispute Statement,” and each such item, a “Disputed Item”). If Seller delivers a Dispute Statement pursuant to and in accordance with this Section 2.04(b), then Buyer and Seller shall negotiate in good faith a resolution of all Disputed Items during the 30-day period following the date of delivery of the Dispute Statement, and the Final Settlement Date shall instead be the earlier of (A) the date on which Buyer and Seller agree in writing to a resolution with respect to all Disputed Items and (B) the date on which the Independent Accountant issues its final determination pursuant to and in accordance with this Section 2.04(b). The resolution in writing of any Disputed Items between Buyer and Seller within such 30-day period shall be final and binding on the Parties. Promptly following the expiration of such 30-day period, and in any event no later than five Business Days thereafter, Buyer or Seller may submit the remaining Disputed Items to an internationally recognized firm of independent certified public accountants appointed by mutual agreement between Buyer and Seller (the “Independent Accountant”) within such five-Business Day period (or, in the absence of agreement between Seller and Buyer by 6:00 p.m. Eastern Time on such fifth Business Day, as selected by the New York, New York office of the American Arbitration Association). Buyer and Seller shall instruct the Independent Accountant to (1) act as an expert in accounting and not an arbitrator, (2) render a determination of all remaining Disputed Items, which shall (x) include a written statement of such determination, including a written explanation of its reasoning with respect to such determination and (y) absent manifest error, be final and binding on Buyer and Seller and (3) prepare a definitive Closing Statement setting forth a definitive Closing Adjustment Amount, taking into account its determination with respect to the Disputed Items submitted to it and any other Disputed Items previously resolved in writing by Buyer and Seller. Buyer and Seller shall instruct the Independent Accountant (I) to render its determination as soon as practicable and in any event within 30 days after the submission of the Disputed Items to the Independent Accountant pursuant to and in accordance with this Section 2.04(b), and only with respect to the Disputed Items submitted to it (and in no event will the Independent Accountant have the power to modify any item agreed in writing by the Parties in the Closing Statement), (II) to base its determination solely on information provided to it by Buyer and Seller and (III) not to assign a value to any particular item greater than the greatest value for such item claimed by Buyer or Seller, as applicable, or less than the lowest value for such item claimed by Buyer or Seller, as applicable. Any fees or expenses of the Independent Accountant shall be borne pro rata as between Buyer, on the one hand, and Seller, on the other hand, in inverse proportion to the allocation of the dollar value of the amounts in dispute as between Buyer and Seller (set forth in the written submissions to the Independent Accountant) made by the Independent Accountant such that the party prevailing on the greater dollar value of such disputes pays the lesser proportion of the fees and expenses. While the Independent Accountant is engaged with respect to any Disputed Item, no Party shall engage in any substantive ex parte communication with such Independent Accountant relating to any Disputed Items.

(c) If the Closing Adjustment Amount exceeds the Estimated Adjustment Amount, then, on or before the fifth Business Day after the Final Settlement Date, Buyer shall pay to Seller an aggregate amount in cash equal to the excess amount, by wire transfer of immediately available funds in U.S. Dollars to such account(s) specified by Seller to Buyer in writing. If the Estimated Adjustment Amount exceeds the Closing Adjustment Amount, then on or before the fifth Business Day after the Final Settlement Date, Seller shall pay (or cause to be paid) to Buyer an aggregate amount in cash equal to the excess amount, by wire transfer of immediately available funds in U.S. Dollars to such account(s) specified by Buyer to Seller in writing.

(d) If any payment is to be made by Buyer to Seller pursuant to and in accordance with Section 2.04(c), then such payment shall be made by way of adjustment of the consideration paid by Buyer for the Acquired Interests under this Agreement, which shall be deemed to have been reduced or increased (as applicable) by the amount of such payment.

Section 2.05 Withholding. Notwithstanding anything to the contrary contained in this Agreement, Buyer and its Affiliates shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any other applicable Tax Laws. Buyer and its Affiliates shall (a) provide to the recipient of such payment notice of its intent to so deduct and withhold reasonably in advance of such deduction or withholding (which notice shall include the legal basis therefor and a calculation of the anticipated deduction or withholding), (b) cooperate in good faith with such recipient to minimize the amount of any applicable deduction or withholding to the extent permitted by applicable Law, and (c) timely remit any amounts deducted or withheld to the appropriate Governmental Authority. To the extent that amounts are so deducted and withheld and remitted to the applicable Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES AS TO SELLER

Seller hereby represents and warrants to Buyer (subject to the Seller Disclosure Schedules as specified in Section 10.04) as of the Execution Date and the Closing Date (except to the extent that any representation or warranty is made expressly as of a specified date, in which case such representation or warranty shall be deemed to be made only as of such date) as follows:

Section 3.01 Organization and Standing. Seller (a) is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation, (b) has all requisite organizational power and authority to own, operate and lease its assets and conduct its business, in each case, as currently conducted, and (c) is duly qualified to do business and in good standing in each jurisdiction in which such qualification is required by applicable Laws, except, in the case of clause (c), as would not constitute a Material Adverse Effect on Seller.

Section 3.02 No Conflicts. The execution and delivery by Seller of this Agreement and the other Transaction Documents to which it is (or, at the Closing, will be) a party, and the consummation by Seller of the transactions contemplated hereby and thereby, do not and will not (a) conflict with or result in a breach of the Organizational Documents of Seller, (b) assuming all Consents set forth on Section 3.02 of the Seller Disclosure Schedules are obtained or made, result in any breach of or default under (or an event that, with or without notice or lapse of time, or both, would constitute a breach of or default under), or give rise to a right of termination, cancellation or acceleration of any obligation under, any material Contract to which Seller is a party or by which any of its assets are bound, (c) assuming all Consents set forth on Section 3.03 of the Seller Disclosure Schedules are obtained or made, violate any Laws applicable to Seller or its assets, or (d) result in the creation or imposition of any Lien on the Acquired Interests, except, in the case of clauses (b) and (c), as would not constitute a Material Adverse Effect on Seller.

Section 3.03 Governmental Consents. No Consent of, with or to any Governmental Authority is required to be obtained or made by Seller in connection with the execution and delivery by Seller of this Agreement or any other Transaction Document to which it is (or, at the Closing, will be) a party, or the consummation by Seller of the transactions contemplated hereby or thereby, other than (a) Consents set forth on Section 3.03 of the Seller Disclosure Schedules, (b) Consents that, if not obtained or made, would not constitute a Material Adverse Effect on Seller, (c) Consents not required to be obtained or made until after the Closing or (d) requirements applicable solely as a result of the legal or regulatory status of Buyer or any of its Affiliates, or as a result of any other fact that specifically relates to the business or activities in which any of the foregoing is engaged or proposes to be engaged (other than the business of the Acquired Companies).

Section 3.04 Proceedings; Orders. There are no (a) Proceedings pending or, to the Knowledge of Seller, threatened against Seller or affecting any of its assets or (b) Orders by which Seller or any of its assets is bound, in the case of each of clauses (a) and (b), that would constitute a Material Adverse Effect on Seller.

Section 3.05 Authority; Execution and Delivery; Enforceability. Seller has full corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is (or, at the Closing, will be) a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and the other Transaction Documents to which it is (or, at the Closing, will be) a party and the consummation of the transactions contemplated hereby and thereby have been (or, at the Closing, will be) duly authorized by all necessary corporate action on the part of Seller. Seller has (or, at the Closing, will have) duly executed and delivered this Agreement and the other Transaction Documents to which it is (or, at the Closing, will be) a party, and each of this Agreement and the other Transaction Documents to which it is (or, at the Closing, will be) a party constitutes (or, at the Closing, will constitute) its valid and binding obligation, enforceable against it in accordance with its terms, except to the extent that such enforcement may be affected by laws relating to bankruptcy, reorganization, insolvency or creditors’ rights.

Section 3.06 Acquired Interests. Seller is the sole legal and beneficial owner of the Acquired Interests, free and clear of all Liens (other than Liens arising under the Organizational Documents of the Company, this Agreement or applicable securities Laws).

Section 3.07 Brokerage Fees. None of Seller, the Acquired Companies nor any of their respective Affiliates has entered into any Contract or any other arrangement (whether written or oral) with any agent, broker, investment banker, financial advisor or other Person that entitles any such Person to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with the execution and delivery by Seller of this Agreement or the other Transaction Documents to which Seller is (or, at the Closing, will be) a party, or the consummation by Seller of the transactions contemplated hereby or thereby, in each case, that is or will be payable by Buyer, any of its Affiliates or any of the Acquired Companies.

Section 3.08 Solvency. Seller is not entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Seller or the Acquired Companies. Immediately prior to and after giving effect to the Closing, Seller (a) is and will be solvent (in both that the fair value of its assets will not be less than the sum of its debts (including contingent and unliquidated Liabilities) and that the present fair saleable value of its assets will not be less than the amount required to pay its probable Liabilities on its debts (including contingent and unliquidated Liabilities) as they become absolute and matured), (b) has and will have adequate and not unreasonably small capital and liquidity with which to engage in its business and (c) is and will be able to pay all of its debts and obligations as such debts and obligations mature.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES AS TO THE ACQUIRED COMPANIES

Seller hereby represents and warrants to Buyer (subject to the Seller Disclosure Schedules as specified in Section 10.04) as of the Execution Date and the Closing Date (except to the extent that any representation or warranty is made expressly as of a specified date, in which case such representation or warranty shall be deemed to be made only as of such date) as follows:

Section 4.01 Organization and Standing. Each Acquired Company (a) is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, (b) has requisite organizational power and authority to own, lease and operate its assets and conduct its business, in each case, as currently conducted, and (c) is duly qualified to do business and in good standing in each jurisdiction in which such qualification is required by applicable Laws, except, in the case of clause (c), as would not constitute a Material Adverse Effect on the Acquired Companies. Seller has made available to Buyer true, correct and complete copies of the Organizational Documents of each of the Acquired Companies in effect as of the Execution Date.

Section 4.02 No Conflicts. The execution and delivery by Seller of this Agreement and the other Transaction Documents to which it is (or, at the Closing, will be) a party, and the consummation or performance by Seller of the transactions contemplated hereby and thereby (including the Intercompany Transfers), do not and will not (a) conflict with or result in a breach of the Organizational Documents of (i) any Acquired Company or (ii) any Retained Company, (b) assuming all Consents set forth on Section 4.02 of the Seller Disclosure Schedules are obtained or made, violate any provision of or result in any breach of or default under (or an event that, with or without notice or lapse of time, or both, would constitute a breach of or default under) or require a consent under, or give rise to a right of termination, cancellation or acceleration of any obligation under or result in any loss of rights or modification right under, any Material Contract or result in any violation or revocation of any Permit of any Acquired Company, (c) assuming all Consents set forth on Section 4.03 of the Seller Disclosure Schedules are obtained or made, violate any Laws applicable to any Acquired Company or its assets or properties, or (d) result in the imposition of any Liens on (i) the Equity Interests of any Acquired Company or (ii) other than Permitted Liens, any of the assets or properties of any Acquired Company, except, in the case of clauses (b), (c) and (d)(ii), as would not constitute a Material Adverse Effect on the Acquired Companies.

Section 4.03 Governmental Consents. No Consent of, with or to any Governmental Authority is required to be obtained, given or made by any Acquired Company in connection with the execution and delivery by Seller of this Agreement or any other Transaction Document to which it is (or, at the Closing, will be) a party, or the consummation by Seller of the transactions contemplated hereby or thereby, other than (a) Consents set forth on Section 4.03 of the Seller Disclosure Schedules, (b) Consents that, if not obtained or made, would not reasonably be expected to be materially adverse to the Acquired Companies (taken as a whole), (c) Consents not required to be made or given until after the Closing or (d) requirements applicable solely as a result of the legal or regulatory status of Buyer or any of its Affiliates, or solely as a result of any other fact that specifically relates to the business or activities in which any of the foregoing is engaged or proposes to be engaged (other than the business of the Acquired Companies).

Section 4.04 Equity Interests of the Acquired Companies. Section 4.04 of the Seller Disclosure Schedules sets forth a true, correct and complete list of the Acquired Companies and, with respect to each Acquired Company, (a) its name and jurisdiction of organization, (b) its form of organization, (c) all issued and outstanding Equity Interests thereof, and (d) the holder of such Equity Interests, in each case, (i) as of the Execution Date prior to giving effect to the Intercompany Transfers and (ii) as of the Closing Date after giving effect to the Intercompany Transfers. No Acquired Company owns, directly or indirectly, any Equity Interests (or holds any Equity Rights or Contracts with respect to any Equity Interests) of any Person other than as set forth on Section 4.04 of the Seller Disclosure Schedules. The Equity Interests of the Acquired Companies have been duly authorized and validly issued in compliance with applicable Laws and the Organizational Documents of the applicable Acquired Company. Except as set forth in this Agreement, there are no Equity Rights or Contracts to which Seller or any Acquired Company is a party or by which it is bound (i) obligating it to issue, sell, transfer or otherwise dispose of, repurchase, redeem or otherwise acquire, or cause to be issued, sold, transferred or otherwise disposed of, repurchased, redeemed or otherwise acquired, any Equity Interests of any Acquired Company or (ii) obligating such Acquired Company to issue or grant such Equity Right. Except for the Organizational Documents of the Acquired Companies, none of Seller or the Acquired Companies is a party to any voting trust, proxy, or other Contract with respect to voting the Equity Interests of the Acquired Companies.

Section 4.05 Financial Statements. Section 4.05 of the Seller Disclosure Schedules sets forth true, correct and complete copies of (a) the unaudited combined balance sheet and related unaudited combined statement of income, operations and cash flows of the Acquired Companies as of and for the years ended December 31, 2024 and December 31, 2025 and (b) the unaudited combined balance sheet for the Acquired Companies as of June 30, 2026 and the related statement of income for the six month period then ended (clauses (a) and (b), and, upon delivery to Buyer of the 2024 and 2025 Audited Financial Statements, together with such 2024 and 2025 Audited Financial Statements, collectively, the “Financial Statements”). The Financial Statements have been (or will be in the case of the 2024 and 2025 Audited Financial Statements) prepared from the applicable books and records of the applicable Acquired Companies in accordance with GAAP (except for the absence of footnotes (in the case of unaudited financial statements) (which if presented would not alter the financial condition or results of operations of the Acquired Companies) and any normal, recurring year-end adjustments (in the case of interim financial statements, which are not material in nature or amount to the Acquired Companies, either individually or in the aggregate)) and fairly present, in all material respects, respectively, the combined financial position, statements of income, results of operations and cash flows of the applicable Acquired Companies as of the respective dates thereof for the respective periods covered thereby, except that the Financial Statements may not be indicative of the results the Acquired Companies would have had if they had been operated on a stand-alone basis. During the periods reflected in the Financial Statements, each of the Acquired Companies maintained (i) books and records accurately reflecting, in all material respects, its revenues, expenses, assets and liabilities, and (ii) internal controls sufficient to ensure that transactions are recorded as necessary to permit preparation of financial statements of the Acquired Companies in conformity with GAAP and to provide adequate assurances that transactions (including disbursements) are and have been executed only as duly authorized.

Section 4.06 No Undisclosed Liabilities. The Acquired Companies have no Liabilities, except for (a) Liabilities set forth in, specifically reflected in and adequately reserved against in the Financial Statements as of the Balance Sheet Date, (b) Liabilities incurred in the ordinary course of business since the Balance Sheet Date (other than incurred as a result of a violation of Law, any breach of warranty, tort, infringement, misappropriation, release of Hazardous Substances, any breach or default under any Contract by Seller or any of its Affiliates or Proceeding against Seller or any of its Affiliates), (c) Retained Liabilities, (d) Liabilities under Contracts of any of the Acquired Companies (other than as a result of any breach thereof or default thereunder by Seller or any of its Affiliates), (e) Liabilities taken into account in the Closing Adjustment Amount or (f) other Liabilities that would not, individually or in the aggregate, be expected to be material to the Acquired Companies (taken as a whole).

Section 4.07 Absence of Changes. Since the Balance Sheet Date, (a) except as expressly contemplated by this Agreement or as set forth on Section 4.07(a) of the Seller Disclosure Schedules, each Acquired Company has conducted its business in the ordinary course of business, (b) no Material Adverse Effect on the Acquired Companies has occurred and (c) no Acquired Company has (and none of Seller or any of its Affiliates has, with respect to the Acquired Companies) taken any of the actions that would be, after the date hereof (and prior to Closing) prohibited or otherwise restricted by Section 6.02(a)(iii), (iv), (vi), (vii), (viii), (xii), (xiii), (xiv) or (xv)(A) (as it relates to increases in compensation or benefits). Since the Execution Date, no Acquired Company has (and none of Seller or any of its Affiliates has, with respect to the Acquired Companies) taken any of the actions that would be, after the date hereof (and prior to Closing), prohibited or otherwise restricted by Section 6.02 (other than in compliance with Section 6.02).

Section 4.08 Proceedings; Orders. Except as set forth on Section 4.08 of the Seller Disclosure Schedules, there are no (a) Proceedings pending or threatened in writing (or to the Knowledge of Seller, orally) against any Acquired Company or affecting any of its assets or properties, or (b) Orders by which any Acquired Company or any of its assets or properties is bound, in the case of each of clauses (a) and (b), that would constitute a Material Adverse Effect on the Acquired Companies.

Section 4.09 Environmental Matters.

(a) Except as would not constitute a Material Adverse Effect on the Acquired Companies or as set forth on Section 4.09 of the Seller Disclosure Schedules:

(i) each Acquired Company has obtained and maintained during the past five years all Permits required under any Environmental Law for the operation of its business as currently conducted and as conducted in the past five years and development and occupation of its facilities (taking into account the current stage of development of the Projects) (the “Environmental Permits”) and, with respect to Projects in development, to the Knowledge of Seller, is expected to obtain all Permits required under Environmental Law prior to the time required under Environmental Law without unanticipated costs or adverse conditions that are not capable of being satisfied without increased costs prior to the time required under Environmental Law;

(ii) each Acquired Company is and for the past five years has been in compliance with all Environmental Laws and its Environmental Permits;

(iii) no Acquired Company has released, treated, stored, handled, transported, produced, sold, disposed or arranged for disposal of, owned or operated any facility or property contaminated by, or exposed any Person to, any Hazardous Substances (including at the Real Property) in violation of any Environmental Law or that has resulted or would result in a Liability to any Acquired Company pursuant to Environmental Laws;

(iv) no Acquired Company nor Seller or any of its Affiliates (with respect to the Acquired Companies) has received any written notice of or concerning any Liability under or violation of any Environmental Law during the past three years (or earlier to the extent unresolved);

(v) there are no Orders or Proceedings relating to (A) a violation of, or Liability under, Environmental Laws or (B) the adverse modification, non-renewal, suspension, revocation or termination of any Environmental Permit, in each case pending or, to the Knowledge of Seller, threatened in writing against or relating to any Acquired Company;

(vi) no Acquired Company has assumed by Contract or Law, or provided an indemnity with respect to, or otherwise become subject to any Liabilities of any other Person (including Seller or its Affiliates) arising under Environmental Laws or relating to Hazardous Substances; and

(vii) no Environmental Attributes (other than Tax Credits) generated, sold, traded or otherwise transferred by the Acquired Companies have been invalidated, rescinded, or revoked or subject to Recapture, in each case to the extent giving rise to Liability of the Acquired Companies under Environmental Law.

(b) Seller has made available to Buyer all material environmental, health or safety assessments, reports and audits (other than routine internal audits), and all other material documents bearing on unresolved material Liabilities under Environmental Law, relating to the current or former operations, businesses, properties or facilities of the Acquired Companies or their unresolved material Liabilities under Environmental Law, in each case that are in the Acquired Companies’ or Seller’s or its Affiliates’ possession or reasonable control.

Section 4.10 Material Contracts.

(a) Section 4.10(a) of the Seller Disclosure Schedules sets forth a true, correct and complete list of all of the following Contracts (other than any (w) Employee Benefit Plans, (x) Real Property Leases, (y) purchase order, service order and change order entered into in the ordinary course of business, unless such Contract provides for aggregate future payments to or from any Acquired Company in excess of $1,000,000 and (z) any letters of intent or similar arrangements, in each case under this clause (z) under which the economic terms are non-binding and no Acquired Company is under any obligation, and would have no liability for failure, to pursue the transaction contemplated by the applicable letter of intent or similar arrangement) to which any Acquired Company is party or by which any Acquired Company or any of its assets or properties are bound (the “Material Contracts”) in effect as of the Execution Date:

(i) excluding any Contract described in Section 4.10(a)(ii), Contracts for the purchase, sale, exchange, storage, transmission (whether physical or financial) or delivery of electric power, capacity, Environmental Attributes or ancillary products or services (including data center energy infrastructure services, and utility services (including the delivery of compressed air, water and/or steam)) or the purchase, sale, supply, storage, sequestration, transportation or delivery of renewable natural gas, feedstock or carbon dioxide, in each case, providing for aggregate future payments to or from any Acquired Company in excess of $1,000,000;

(ii) Contracts for (A) the design, engineering, procurement and construction of any Project which contain outstanding obligations, including in respect of warranty and indemnity obligations therein, (B) equipment supply for any Project which require expenditures by Acquired Companies in excess of $1,000,000 or (C) long term service, operation, maintenance and management or similar arrangement of any Acquired Company;

(iii) CCS Contracts;

(iv) interconnection Contracts (including those for natural gas, water, electric power and other utilities);

(v) Hedging Arrangements;

(vi) Contracts establishing or governing the terms of a joint venture, strategic alliance, partnership or similar arrangement (excluding CCS Contracts), including joint development or development services agreements or other Contracts providing for the development of a Project, in each case, that contain material ongoing obligations on the part of the Acquired Companies with respect to any Project (for avoidance of doubt, excluding customary miscellaneous obligations relating to confidentiality, access to information, cooperation and further assurances);

(vii) Contracts that (i) materially restrict or limit or purport to restrict or limit the right of the Acquired Companies to engage, operate or compete in any line of business or operate or compete with any Person in any geographic area (excluding Contracts the primary purpose of which is to limit the disclosure or use of confidential information on customary terms), (ii) contain or grant most favored nations or similar pricing provisions in favor of the counterparty or minimum purchase requirements binding on any Acquired Company or (iii) contain exclusivity or similar obligations binding any Acquired Company;

(viii) Contracts providing for aggregate future payments to or from any Acquired Company in excess of $1,000,000 in any calendar year or $5,000,000 over the term of such Contract, other than such Contracts that can be terminated without penalty by any such Acquired Company upon 90 days’ notice or less;

(ix) Contracts under which, or that evidence that, any Acquired Company has (A) created, incurred, assumed or guaranteed, directly or indirectly, any outstanding Indebtedness of the type described in clauses (a), (b) or (m) of the definition thereof (other than any such Indebtedness solely among the wholly-owned Acquired Companies), (B) granted a Lien (other than a Permitted Lien) on its material assets (other than any such Lien that is granted in favor of any wholly-owned Acquired Company) or (C) extended credit to any Person in excess of $2,000,000;

(x) Contracts providing for the acquisition or disposition of any business or division of any business (whether by merger, purchase or sale of Equity Interests or assets or otherwise) that is pending or that otherwise contains material ongoing obligations of any Acquired Company or with respect to any Project (for avoidance of doubt, excluding surviving indemnification solely for fundamental representations and warranties or customary post-closing covenants relating to confidentiality, access to information, cooperation and further assurances);

(xi) Contracts providing for the sale or lease of material assets of the Acquired Companies (other than sales of electric power, capacity, Environmental Attributes or ancillary products or services (including data center energy infrastructure services, and utility services (including the delivery of compressed air, water and/or steam)) or the purchase, sale, supply, storage, sequestration, transportation or delivery of renewable natural gas, feedstock or carbon dioxide, inventory or obsolete, damaged, broken or surplus tangible personal property, in each case, in the ordinary course of business) or the grant of any preferential rights to purchase or lease any such material assets;

(xii) Collective Bargaining Agreements;

(xiii) any Affiliate Contract, other than any such Contract that will terminate (or be terminated or assigned) on or before the Closing without Liability to Buyer or any Acquired Company on or after the Closing;

(xiv) any Contract relating to the settlement of any Proceeding in the last three years and providing for payment by any Acquired Company thereunder in excess of $2,000,000 that is outstanding or pursuant to which any Acquired Company will be subject to any material restrictions on its operations after the Closing;

(xv) any Contract under which any Acquired Company grants or is granted any license or similar right in or to use any Intellectual Property used in such Acquired Company’s business, other than (A) non-exclusive inbound licenses for commercially available software (or software as a service) with annual or aggregate fees of less than $750,000, (B) non-exclusive licenses granted to or received by customers or service providers in the ordinary course of business or that are otherwise incidental to the primary purpose of the Contract, (C) Contracts with employees or contractors on any Acquired Company’s standard form, which has been made available to Buyer and (D) licenses to “open source” or similar software;

(xvi) any Contract that limits any of the Acquired Companies’ right to use, enforce, register, or otherwise exploit any material Company Intellectual Property in any material respect, including (if applicable) coexistence agreements, settlement agreements and covenants not to sue;

(xvii) any Contract with a Governmental Authority (other than (x) Permits and (y) development agreements (but only to the extent disclosed under Section 4.10(a)(vi) above), utility agreements and other immaterial agreements with state or local Governmental Authorities);

(xviii) any Shared Contract; and

(xix) any Contract agreeing to enter into any of the foregoing Contracts.

(b) True, correct and complete copies of the Material Contracts have been delivered to or made available to Buyer (provided that, Seller shall not be deemed in breach of this sentence to the extent such copies omit exhibits, schedules, annexes, attachments, execution dates or signature pages, which omissions do not, individually or in the aggregate, alter in any material respect the rights or obligations of the parties under such Material Contract as reflected in the copies made available). Each Material Contract is in full force and effect and represents the legal, valid and binding obligations of the Acquired Companies party thereto, enforceable in accordance with its terms with respect to each Acquired Company party thereto and, to the Knowledge of Seller, the other parties thereto, except (i) to the extent that such enforcement may be affected by Laws relating to bankruptcy, reorganization, insolvency or creditors’ rights and (ii) to the extent that any such Material Contracts have expired or terminated pursuant to and in accordance with their terms (other than due to a breach or default by Seller or any Acquired Company). Except as set forth in Section 4.10(b) of the Seller Disclosure Schedules, no Acquired Company and, to the Knowledge of Seller, no other party thereto, (x) is in material breach of or material default under any Material Contract, or (y) has provided or received any written or, to the Knowledge of Seller, other claim or notice of material breach of or material default under any Material Contract. Except as set forth in Section 4.10(b) of the Seller Disclosure Schedules, no Acquired Company and, to the Knowledge of Seller, no other party thereto has provided or received any written or, to the Knowledge of Seller, other claim or notice of or any intention to (A) cancel or terminate (including by stating that it will not renew) any Material Contract, (B) reduce its usage of the services or products of the Acquired Companies, (C) file for bankruptcy or voluntarily or involuntarily enter into insolvency proceedings under any state, federal or other jurisdictions or (D) claim force majeure under any Material Contract, except, in the case of clauses (B) and (D), as would not be materially adverse to the Acquired Companies (taken as a whole). To the Knowledge of Seller, no event has occurred that, individually or together with other events, with or without notice or lapse of time, or both, would constitute a material breach of or material default under such Material Contract, or give rise to a right of termination, modification, cancellation or acceleration of any obligation, under any Material Contract.

Section 4.11 Real Property.

(a) Section 4.11(a) of the Seller Disclosure Schedules contains a true, correct and complete list, of the addresses or other identifying information of all (i) real property owned in fee by any Acquired Company (“Owned Real Property”), and (ii) real property (1) leased, subleased, licensed by any Acquired Company or (2) for which any Acquired Company’s sole or material access , use or occupancy rights or interests are held pursuant to an easement agreement (excluding any CCS Contracts) (“Leased Real Property” and together with the Owned Real Property, “Real Property”). Except as would not, individually or in the aggregate, be expected to materially impair the ability of any Acquired Company to operate in the ordinary course of business, the Real Property, together with all easements, rights-of-way, or similar non-possessory interests held by any Acquired Company, constitutes all interests of the Acquired Companies in and to any real property, and all interests in real property required for the operation of the business of each Acquired Company as now conducted.

(b) Except as would not, individually or in the aggregate, be expected to materially impair the ability of any Acquired Company to operate in the ordinary course of business, or as set forth in Section 4.11(b) of the Seller Disclosure Schedules, each applicable Acquired Company has good, valid and marketable title to the Owned Real Property, or a valid leasehold interest or use right in the Leased Real Property, free and clear of all Liens, other than Permitted Liens.

(c) Seller has made available to Buyer true, correct and complete copies of all leases, subleases, easements or other agreements pursuant to which the Acquired Companies hold the Leased Real Property (together with all amendments, modifications, guarantees, and other similar agreements or documents related thereto, each, a “Real Property Lease”), in each case, in effect as of the Execution Date (provided that, Seller shall not be deemed in breach of this sentence to the extent such copies omit exhibits, schedules, annexes, attachments, execution dates or signature pages, which omissions do not, individually or in the aggregate, alter in any material respect the rights or obligations of the parties under such Real Property Lease as reflected in the copies made available).

(d) Except as would not, individually or in the aggregate, be expected to materially impair the ability of any Acquired Company to operate in the ordinary course of business, (i) each Real Property Lease is in full force and effect and is enforceable in accordance with its terms with respect to each Acquired Company party thereto and, to the Knowledge of Seller, the other parties thereto, except to the extent that such enforcement may be affected by Laws relating to bankruptcy, reorganization, insolvency or creditors’ rights and (ii) no Acquired Company and, to the Knowledge of Seller, no other party thereto, is in breach of or default under, and to the Knowledge of Seller, no event has occurred that, with or without notice or lapse of time, or both, would constitute a breach of or default under any Real Property Lease or result in, the acceleration, termination, modification or cancellation of any obligation or result in the loss of any benefit under such Real Property Lease.

(e) Except as would not, individually or in the aggregate, be expected to materially impair the ability of any Acquired Company to operate in the ordinary course of business, or as set forth in Section 4.11(e) of the Seller Disclosure Schedules, (i) no Acquired Company has leased, subleased, or otherwise granted to any party (other than an Acquired Company or the lessor or grantor of the subject real property) any occupancy or use rights for any Leased Real Property, and, as of the Closing Date, no party, other than the Acquired Companies will hold leasehold title to or occupancy rights or be in possession of any Leased Real Property, (ii) all buildings, structures, improvements, and fixtures located on the Real Property (provided that, with respect to the Leased Real Property, solely to the extent such buildings, structures, improvements, and fixtures are owned by the Acquired Companies or the Acquired Companies are required to maintain same pursuant to the express terms of the Real Property Leases), including all mechanical, electrical and other systems, are in good operating condition and repair, and are suitable for the purposes for which they are currently used, (iii) there do not exist any pending or, to the Knowledge of Seller, threatened Proceedings by any Governmental Authority or Person to take, by condemnation or otherwise, any of the Real Property, and none of Seller or the Acquired Company (as applicable) has received any written notice of the intention of any Governmental Authority or other Person to take or use any Real Property or any part thereof or interest therein, and (iv) the Acquired Companies’ possession and quiet enjoyment of the Leased Real Property under the Real Property Leases has not been disturbed.

Section 4.12 Personal Property. Each Acquired Company has good and valid title to, or valid leasehold interest in, all material tangible personal property used or leased for use in connection with its business as currently conducted, free and clear of all Liens, other than Permitted Liens.

Section 4.13 Employee Matters.

(a) Except as would not constitute a Material Adverse Effect (i) the Acquired Companies and (ii) the Affiliates of the Acquired Companies, with respect to Available Employees, are, and in the past three years have been, in compliance with all applicable Laws relating to employment, labor, employment practices, terms and conditions of employment and employee benefits matters, including, but not limited to, worker authorization (including Form I-9 compliance).

(b) Except as set forth on Section 4.13(b)(i) of the Seller Disclosure Schedules, (A) no Acquired Company is a party to a collective bargaining agreement or similar Contract with a labor union, works council or other similar labor organization (each such agreement or Contract, a “Collective Bargaining Agreement”), (B) no such Collective Bargaining Agreement is being negotiated by Seller, with respect to the Available Employees, or the Acquired Companies, and (C) no employees of the Acquired Companies (including following the Employee Transfers) are represented by a labor union, works council or other similar labor organization (each a “Labor Union”) with respect to their employment with the Acquired Companies. To the Knowledge of Seller, there is no effort currently being made or threatened by, or on behalf of, any Labor Union to organize any employees of the Acquired Companies, nor has any such effort been made or threatened in the past three years. There are, and in the past three years there have been, no unfair labor practice charges, strikes, picketing, lockouts, work stoppages or other material labor disputes existing or, to the Knowledge of Seller, threatened against the Acquired Companies or by Available Employees. Except as set forth on Section 4.13(b)(ii) of the Seller Disclosure Schedules, the consummation of the transactions contemplated by this Agreement will not require notice to, the consent or consultation of, bargaining or negotiation with, or receipt of advice from any Labor Union under any applicable Law or Collective Bargaining Agreement.

(c) There are, and in the past three years, there have been, no pending or, to the Knowledge of Seller, threatened Proceedings against or affecting the Acquired Companies concerning employment-related matters (including any occupational health and safety related claims) brought by or on behalf of any prospective, current or former employee or independent contractor of the Acquired Companies that would constitute a Material Adverse Effect on the Acquired Companies.

(d) In the past three years, none of the Acquired Companies has implemented any plant closing, mass layoff or other action that triggered the notice requirements of the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state, local or foreign Law (collectively, the “WARN Act”) and is not delinquent in any respect for any liabilities pursuant to the WARN Act.

(e) Except as would not, individually or in the aggregate, be materially adverse to the Acquired Companies (taken as a whole), in the past three years, (i) all current or former employees of the Acquired Companies have been properly classified as exempt or nonexempt under all applicable Laws, and (ii) any person currently or formerly performing services for the Acquired Companies as an independent contractor has been properly so classified under applicable Law.

(f) In the past three years, the Acquired Companies have not been party to a settlement agreement with a current or former officer or employee resolving allegations of sexual harassment or sexual misconduct. Except as set forth on Section 4.13(f) of the Seller Disclosure Schedules, to the Knowledge of Seller, there are no, and in the past three years there have been no, allegations of sexual harassment or sexual misconduct raised by or raised against any current or former director, officer or employee of the Acquired Companies.

(g) No officer or management-level employee of the Acquired Companies has provided written notice that he or she will terminate his or her status as an officer or employee of any Acquired Company prior to the one-year anniversary of the Closing Date.

(h) Section 4.13(h) of the Seller Disclosure Schedules sets forth a true, correct and complete list of each material Acquired Companies Benefit Plan and material DTE Benefit Plan. Seller has made available to Buyer (i) a true, correct and complete copy of each Acquired Companies Benefit Plan (including all plan amendments) or, if unwritten, a summary of the material terms of such Employee Benefit Plan, (ii) the current related trust agreements, insurance contracts or other funding arrangements, (iii) the most recent summary plan description for each Acquired Companies Benefit Plan and any summaries of material modifications thereto, (iv) the most recent annual report (IRS Form 5500 series) with all attachments and schedules as filed and the most recently prepared actuarial report and financial statement in connection with each such Acquired Companies Benefit Plan, and (v) the most recent determination or opinion letter from the IRS with respect to any Acquired Companies Benefit Plan, in each case as applicable. Seller has made available to Buyer (x) a true, correct and complete copy of each DTE Benefit Plan that relates to a Newly Established Plan and for each other DTE Benefit Plan the most recent summary plan description and any summaries of material modifications thereto, and (y) the most recent determination or opinion letter from the IRS with respect to any DTE Benefit Plan, in each case as applicable, provided that the plan documents in (x) may be provided within fifteen (15) days of the Closing Date. Each Acquired Companies Benefit Plan and DTE Benefit Plan complies and has been operated, funded, administered and maintained in compliance with the applicable requirements of ERISA, the Code and other applicable Laws in all material respects. There is no Proceeding (other than routine claims for benefits) pending against any Acquired Companies Benefit Plan and DTE Benefit Plan or, to the Knowledge of Seller, threatened, against any Acquired Companies Benefit Plan and DTE Benefit Plan, in the case of a DTE Benefit Plan that would reasonably be expected to result in a material Liability to an Acquired Company. All required contributions to each Acquired Companies Benefit Plan and DTE Benefit Plan on behalf of Available Employees have been made or properly accrued. Except as set forth on Schedule 4.13(h), no Acquired Companies Benefit Plan is intended to be “qualified” under Section 401(a) of the Code and each DTE Benefit Plan that is intended to be “qualified” under Section 401(a) of the Code has a favorable determination letter from the IRS or may rely upon an opinion or advisory letter from the IRS. No Acquired Companies Benefit Plan or DTE Benefit Plan is maintained primarily for the benefit of employees or other individual service providers outside of the United States.

(i) Except as set forth on Section 4.13(i) of the Seller Disclosure Schedules, no Acquired Companies Benefit Plan or DTE Benefit Plan is and no Acquired Company sponsors, maintains, contributes to or has any obligation to sponsor, maintain or contribute to or has any current or contingent (including withdrawal Liability as defined under Section 4201 of ERISA) Liability with respect to any “multiemployer plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), a “single-employer plan” (within the meaning of Section 4001(a)(15) of ERISA), a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), a defined benefit pension plan, or any other plan that is subject to Title IV of ERISA or Section 412 or 430 of the Code, including on account of an ERISA Affiliate.

(j) Except as set forth on Section 4.13(j) of the Seller Disclosure Schedules, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with another event, would: (i) entitle any (x) Available Employee or (y) to the extent payable by an Acquired Company, other employee of the Acquired Companies (or, in each case, any dependent or beneficiary thereof) to any payment of compensation or benefits (whether in cash, property or the vesting of property); (ii) increase the amount of compensation or benefits due or payable to any (x) Available Employee or (y) other employee of the Acquired Companies by the Acquired Companies; or (iii) accelerate the vesting, funding or time of payment of any material compensation, equity award or other benefit for any (x) Available Employee or (y) to the extent payable by an Acquired Company, other employee of the Acquired Companies.

(k) No payment or benefit, individually or together with any other payment or benefit, that would be received (whether in cash, property or the vesting of property), as a result of the transactions contemplated by this Agreement, either alone or in combination with another event, by any disqualified individual (as defined in Section 280G of the Code) would not be deductible by reason of Section 280G of the Code, would be subject to an excise tax under Section 4999 of the Code or would constitute an excess parachute payment (as defined in Section 280G(b)(1) of the Code).

(l) With respect to each Acquired Companies Benefit Plan and, solely with respect to Available Employees, DTE Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code), such plan or arrangement has been operated in all material respects so as to avoid any material tax, interest or penalty thereunder; and the document or documents that evidence each such plan or arrangement have conformed to the provisions of Section 409A of the Code in all material respects. The Acquired Companies have no obligation to compensate any Person for any gross-up, make-whole or other payment that may be incurred by such Person in respect of any Tax (including excise Taxes that may be incurred by such Person under Section 409A of the Code) or interest or penalty related thereto.

Section 4.14 Tax Matters. Except as set forth on Section 4.14 of the Seller Disclosure Schedules:

(a) all material Tax Returns that are required to have been filed by or on behalf of the Acquired Companies (taking into account all permitted extensions) have been filed and all such Tax Returns are true, correct and complete in all material respects;

(b) all material Taxes (whether or not shown as due on any Tax Return) required to be paid by the Acquired Companies have been paid and any Taxes of the Acquired Companies, if not yet due and owing, have been adequately accrued and reserved in accordance with GAAP;

(c) there are no Liens for Taxes against any of the assets of the Acquired Companies, other than Permitted Liens;

(d) all material Taxes which any Acquired Company is obligated to withhold from amounts owing to any Person have been fully withheld;

(e) there are no outstanding or unsettled claims, asserted deficiencies or assessments of any taxing authority for any material Tax Liability of any Acquired Company and there are no ongoing audits or Proceedings with respect to any material Taxes of any Acquired Company;

(f) no Acquired Company has waived any statute of limitations or agreed to any extension of time with respect to any material Tax assessment or deficiency which remains outstanding (other than automatic extensions arising from an extension of the due date for filing a Tax Return);

(g) for U.S. federal income tax purposes, the tax classification of each Acquired Company is set forth on Section 4.14(g) of the Seller Disclosure Schedules;

(h) no Acquired Company is bound to or a party to any material Tax sharing, Tax allocation, Tax indemnification or similar agreement (excluding any commercial agreements or contracts that are not primarily related to Taxes or any agreement solely between or among the Acquired Companies);

(i) except in the case of any group that includes Seller or its Affiliates, no Acquired Company has been a member of any affiliated group filing a consolidated, combined, unitary or similar Tax Return (other than a group of which the Company was the common parent) or has any current liability for material Taxes of any Person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or non-U.S. Law, or as transferee or successor, by contract or otherwise;

(j) there has been no Recapture, disallowance, reduction or other loss of any Tax Credits claimed by an Acquired Company on or prior to the Execution Date and the Closing Date, as applicable, which would result in a Tax liability of, or be borne by, Buyer or any Acquired Company for any taxable period (or portion thereof) beginning after the Closing Date;

(k) no Acquired Company has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2);

(l) in the two years preceding the date of this Agreement, no Acquired Company has been either a “distributing corporation” or a “controlled corporation” in a transaction governed or intended to be governed, in whole or in part, by Section 355 of the Code;

(m) each Acquired Company has collected all material sales, value-added, and use Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authorities;

(n) no Acquired Company will be required to include any material amount of income in, or exclude any material items of deduction from, a taxable period beginning after the Closing Date as a result of (i) a change in or the use of an incorrect method of accounting during a Pre-Closing Tax Period, (ii) an installment sale or open transaction arising in a Pre-Closing Tax Period, (iii) a prepaid amount received, or paid, or deferred revenue accrued, in a Pre-Closing Tax Period outside the ordinary course of business, (iv) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of U.S. state or local, or non-U.S. Law) executed in a Pre-Closing Tax Period, or (v) any intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state or local, or non-U.S. Law);

(o) no claim has been made in the past three years, and there is no investigation or other proceeding pending or, to the Knowledge of Seller, threatened by any Governmental Authority in a jurisdiction where any Acquired Company does not file a Tax Return or pay a Tax that such Acquired Company is or may be subject to a requirement to file such Tax Return in, or be subject to Tax by, that jurisdiction;

(p) no Acquired Company (i) has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in, or is tax resident in, a country other than the country in which it is organized, (ii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code or the Treasury Regulations thereunder or (iii) has recognized a material amount of “subpart F income” as defined in Section 952 of the Code or “global intangible low-taxed income” as defined in Section 951A of the Code during a taxable year of such Acquired Company which includes but does not end on the Closing Date;

(q) no Acquired Company has requested or received any Tax ruling, transfer pricing agreement, technical advice memorandum or similar written guidance from any Governmental Authority or has entered into any “closing agreement” within the meaning of Section 7121 of the Code (or a corresponding or similar provision of state or local, or non-U.S. Law); and

(r) each Acquired Company has remitted to the appropriate Governmental Authority all material amounts required to be remitted under Law relating to escheat and unclaimed property and have complied in all material respects with all applicable filing and reporting requirements related thereto.

Section 4.15 Compliance with Laws. Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Acquired Companies (taken as a whole), (a) each Acquired Company is, and for the past three years, has been, in compliance with all applicable Laws and (b) in the past three years, neither Seller or its Affiliates (with respect to the Acquired Companies) nor any Acquired Company has received any written notice from any Governmental Authority or other Person of a violation of any applicable Law.

Section 4.16 Affiliate Arrangements. Section 4.16 of the Seller Disclosure Schedules sets forth a true, complete and correct list of all Affiliate Contracts. As of the Closing, none of Seller or any of its Affiliates (other than the Acquired Companies) has any interest in any asset or right, tangible or intangible, that is used or held by any of the Acquired Companies, except for the Seller Marks, the DTE Benefit Plans, the Excluded Employees and the assets and rights held by Seller and its Affiliates (other than the Acquired Companies) (i) that are used to perform the obligations under this Agreement and the Transaction Documents (including to provide the services to be provided by Seller under the Transition Services Agreement), or (ii) under Affiliate Contracts set forth on Section 4.16 of the Seller Disclosure Schedules or that are used by Seller or its Affiliates (other than the Acquired Companies) to perform their obligations under Affiliate Contracts set forth on Section 4.16 of the Seller Disclosure Schedules.

Section 4.17 Insurance. Section 4.17 of the Seller Disclosure Schedules sets forth a true and complete list, as of the Execution Date, of all material insurance policies maintained by Seller, any Acquired Company or any of Seller’s Affiliates covering any Acquired Company, in each case, other than any Employee Benefit Plan (the “Insurance Policies”). True, correct and complete copies of the Insurance Policies that have been procured by, and are solely in the name of, an Acquired Company, have been made available to Buyer, and Section 4.17 of the Seller Disclosure Schedules sets forth the following information for each such Insurance Policy: (i) the first named insured, (ii) the policy number, (iii) the insurers, (iv) the major limits, (v) any applicable deductibles, and (vi) the term of such policy. The Insurance Policies are of the type and in amounts adequate to insure against the risks to which the Acquired Companies are normally exposed and are sufficient for compliance with the requirements of any Contract and applicable Law. The loss runs and other claims data relating to the Acquired Companies made available by or on behalf of Seller to Buyer are true, correct and complete in all material respects as of their respective dates. Except as would not constitute a Material Adverse Effect on the Acquired Companies or as set forth on Section 4.17 of the Seller Disclosure Schedules, (a) all such Insurance Policies (or replacements thereof with comparable coverage made in accordance with this Agreement) are in full force and effect, (b) all premiums thereunder that have become due and payable have been paid, (c) no written notice of cancellation, termination or non-renewal has been received by Seller or such Acquired Company with respect to any such Insurance Policies (other than those that have been replaced by policies with comparable coverage prior to the date of such cancellation or termination), (d) there are no claims pending under any Insurance Policies, (e) there has been no failure by Seller or its Affiliates to provide proper and timely notice of claims that would be covered under any Insurance Policies, (f) no notice disclaiming coverage, reserving rights with respect to a particular claim or such policy in general has been received with respect to any Insurance Policy, and (g) to the Knowledge of Seller, there is no liability for which the aggregate Insurance Policy limits could be exhausted or materially eroded by virtue of any claims (it being understood and agreed that any reference to “claims” in this sentence shall be deemed to be limited to claims to the extent relating to the Acquired Companies or their respective assets).

Section 4.18 Permits. Each Acquired Company has all Permits required to conduct its business and operations as currently conducted (taking into account the current stage of development of the Projects), except as would not reasonably be expected to be materially adverse to the applicable Acquired Company. Each such Permit is in full force and effect, and each Acquired Company is, and for the past three years has been, in compliance with all terms of and obligations under such Permits except as would not reasonably be expected to be materially adverse to the Acquired Companies (taken as a whole). To the Knowledge of Seller, with respect to Projects in development, each Acquired Company is reasonably expected to obtain all required Permits prior to the time required under applicable Law without unanticipated costs or adverse conditions that are not capable of being satisfied without increased costs prior to the time required under applicable Law, except as would not be expected to be materially adverse to the applicable Acquired Company. There are no Proceedings pending or, to the Knowledge of Seller, threatened that would result in the adverse modification, non-renewal, suspension, revocation, cancellation or termination of any such Permit, except as would not be expected to be materially adverse to the applicable Acquired Company.

Section 4.19 Regulatory Matters.

(a) Each operating electric generation Project owned or Controlled, in whole or in part, by an Acquired Company either (i) is not used for the sale of energy, capacity, or ancillary services such that the Acquired Company that owns or controls it is not an “electric utility company” within the meaning of PUHCA; or (ii) has been self-certified to the FERC as a QF by filing one or more Form 556 pursuant to 18 C.F.R. § 292.203(a)(3) or 18 C.F.R. § 292.203(b)(2), as applicable. Except as would not constitute a Material Adverse Effect on the Acquired Companies, the Form 556 most recently filed with FERC for each QF is complete and accurate with respect to all material facts and representations and is in full force and effect as of the Execution Date.

(b) Each Acquired Company is either (i) not a “holding company” or a “service company” within the meaning of PUHCA, or (ii) is a “holding company” within the meaning of PUHCA solely with respect to (x) one or more QFs or (y) a “holding company” that is a “holding company” solely with respect to one or more QFs.

(c) Each Acquired Company that (i) is a “public utility” for purposes of Section 201(e) of the FPA, and (ii) does not own or operate a QF that qualifies for the exemption from Section 205 of the FPA set forth in 18 C.F.R. § 292.601(c), has MBR Authority, which is in full force and effect.

(d) None of the Acquired Companies is subject to organizational, financial, or rate regulation as a “public utility,” “electric utility,” “electric service provider,” “electric corporation,” “retail electric provider,” “public service company,” “gas utility,” “gas corporation” or any similar term by a “state commission,” as that term is defined under 18 C.F.R. 1.101(k).

Section 4.20 Intellectual Property; Data Security.

(a) Section 4.20 of the Seller Disclosure Schedules sets forth a true, correct and complete list of all Company Intellectual Property that is registered with or issued by a Governmental Authority or domain name registrar or that is subject to an application for registration with or issuance by a Governmental Authority. All such Intellectual Property is subsisting, valid and enforceable.

(b) (i) Taking into account any rights or licenses provided to the Acquired Companies under the Transition Services Agreement and excluding the Seller Marks, one or more Acquired Companies exclusively owns all Company Intellectual Property and has a valid and enforceable right to use all other Intellectual Property necessary for the conduct of the business of the Acquired Companies as currently conducted, except as would not be material to the Acquired Companies, taken as a whole, (ii) the conduct of the business of the Acquired Companies does not infringe, misappropriate or otherwise violate the Intellectual Property of any other Person, and has not done so during the past three years, (iii) none of the Acquired Companies has received any written claims within the past three years alleging that any of the Acquired Companies is infringing, misappropriating or otherwise violating the Intellectual Property of any other Person, and (iv) no Person is infringing upon, misappropriating or otherwise violating any Company Intellectual Property owned by an Acquired Company, except, in each of clauses (ii) through (iv), for such infringements, misappropriations or other violations that would not be material to the Acquired Companies, taken as a whole.

(c) Except as would not, individually or in the aggregate, be expected to be materially adverse to the Acquired Companies (taken as a whole), (i) any employee or contractor involved in the development of any material Company Intellectual Property in the course of their employment or engagement with an Acquired Company has assigned all of such Person’s interest in and to any such Intellectual Property to one of the Acquired Companies in writing (to the extent ownership of same does not initially vest in an Acquired Company by operation of applicable Law), (ii) the Acquired Companies (or Seller with respect to the Acquired Companies) have implemented and, during the past three years, maintained, commercially reasonable measures to protect (A) the confidentiality of all Trade Secrets included in the Company Intellectual Property and (B) the integrity, operation and security of all IT Systems (including any Personal Information stored therein or processed thereby), (iii) the Acquired Companies have not, in the past three years, experienced any breach, violation, outage, interruption, unauthorized access to or other security incident affecting any of the foregoing, except for those that were resolved without material cost or liability or any obligation to notify any Person or Governmental Authority, (iv) the IT Systems operate and perform in accordance with their documentation and intended purpose and are free from defect, malware, virus and other corruptants and (v) (A) each Acquired Company is, and for the past three years, has been, in compliance with all public and/or posted privacy policies applicable to the Acquired Companies and (B) in the past three years, neither Seller or its Affiliates (with respect to the Acquired Companies) nor any Acquired Company has received any written notice from any Governmental Authority or other Person of a violation of any such policy.

(d) Except as would not, individually or in the aggregate, be expected to be materially adverse to the Acquired Companies (taken as a whole), no proprietary software that is licensed, conveyed, distributed or otherwise made available to other Persons by the Acquired Companies incorporates, contains, is derived from or otherwise uses or interacts with any “open source” or similar software in a manner that requires, as a result of such licensing, conveyance, distribution, or making available of such software, any material proprietary source code of any Acquired Company to be licensed or made available to others in such circumstances. No Person (other than employees, contractors or other service providers for purposes of providing services to the Acquired Companies and subject to reasonable confidentiality obligations) has possession of, or any current or contingent right to access or possess, any material proprietary source code of any of the Acquired Companies.

Section 4.21 Books and Records. At or prior to Closing, the Acquired Companies have in their possession or control (whether physically or electronically) all Acquired Company Books and Records.

Section 4.22 Condition and Sufficiency of Assets.

(a) Except as set forth on Section 4.22(a) of the Seller Disclosure Schedules, the assets, interests, rights and properties owned or leased by or licensed to the Acquired Companies, together with the rights of Buyer or any of its Affiliates (including the Acquired Companies following the Closing) under this Agreement, the Transition Services Agreement and the other Transaction Documents, constitute all of the services, assets, interests, rights and properties (whether real, contractual, personal or mixed, tangible or intangible) that are necessary and sufficient for Buyer and its Affiliates (including the Acquired Companies) to conduct the business (including the Restricted Business) of each Acquired Company in the manner, in all material respects, in which it is conducted immediately prior to the Closing and as conducted during the six months prior to the Execution Date.

(b) Each item of material tangible property that is owned by the Acquired Companies has been maintained substantially in accordance with prudent industry standards and is in all material respects in good operating condition and repair, subject to normal wear and tear and giving effect to age and usage (and except for ordinary wear and tear and routine maintenance that is not material in cost or nature), for the purposes used in the business (including the Restricted Business) of the Acquired Companies as conducted immediately prior to the Closing in all material respects. No maintenance or upkeep has been deferred on any material tangible personal property in contemplation of the transactions contemplated by this Agreement and the other Transaction Documents (or otherwise in any material respect), and no material capital expenditures are required for the correction or repair of any such tangible personal property that is not included in the Capital Expenditures Budget.

Section 4.23 Bank Accounts. Section 4.23 of the Seller Disclosure Schedules sets forth a true, correct and complete list of all (i) names and locations of banks, trust companies and other financial institutions at which any Acquired Company maintains bank accounts, (ii) bank account numbers for such bank accounts and (iii) names of all persons authorized to make withdrawals therefrom (each, an “Acquired Company Bank Account”).

Section 4.24 Credit Support. Set forth on Section 4.24 of the Seller Disclosure Schedules is a list of all Credit Support issued, posted or maintained by or on behalf of (a) Seller or any of its Affiliates (other than the Acquired Companies) and (b) as of the Execution Date, any Acquired Company, in each case, for the benefit of an Acquired Company, any Project or in respect of any Liability of any Acquired Company. All Credit Support set forth on Section 4.24 of the Seller Disclosure Schedules (other than as has expired in accordance with its terms or been replaced on comparable terms) is in full force and effect, no request or demand to draw on any such Credit Support is outstanding or pending, and none of Seller, any of its Affiliates, any Acquired Company or, to the Knowledge of Seller, any other party thereto is in material default thereunder or has received written notice of any request or demand to draw, a material default, termination or non-renewal thereof.

Section 4.25 Solvency. Immediately prior to and after giving effect to the Closing (but without giving effect to any Debt Financing to be incurred by or on behalf of Buyer or its Affiliates at or after Closing), each Acquired Company (a) is and will be solvent (in both that the fair value of its assets will not be less than the sum of its debts (including contingent and unliquidated Liabilities) and that the present fair saleable value of its assets will not be less than the amount required to pay its probable Liabilities on its debts (including contingent and unliquidated Liabilities) as they become absolute and matured), (b) has and will have adequate and not unreasonably small capital and liquidity with which to engage in its business and (c) is and will be able to pay all of its debts and obligations as such debts and obligations mature. No Acquired Company has admitted in writing its inability to pay its liabilities as they become due, and there are no bankruptcy, reorganization or arrangement proceedings pending against, being contemplated by or, to the Knowledge of Seller, threatened against any Acquired Company.

Section 4.26 Anti-Corruption, AML, and Trade Compliance.

(a) Each Acquired Company and each of their respective officers, directors, employees, and to the Knowledge of Seller, their respective agents (in their capacity as such) have conducted their business in the five years prior to the date of this Agreement and are currently in compliance with all applicable Anti-Corruption Laws in the jurisdictions in which any of the Acquired Companies operate. Each Acquired Company has implemented internal controls, policies and procedures reasonably designed to ensure compliance with Anti-Corruption Laws.

(b) No action, suit, or proceeding by or before any court, judicial forum, government agency, authority, or body, or any arbitrator or non-governmental authority, nor any allegation, investigation, or inquiry involving any Acquired Company with respect to Anti-Corruption Laws in the jurisdictions in which any Acquired Company operates is ongoing, pending, or, to the Knowledge of Seller, threatened.

(a) No funds to be paid to Buyer or any Affiliate thereof, in connection with this Agreement, have been derived from any illegal activity, including any violation of any Anti-Corruption Laws, or anti-terrorism, anti-money laundering or export control Laws or similar Laws, Sanctions or proceeds from any Sanctioned Person. Seller is not, and is not acting for the benefit of, a Sanctioned Person, a Sanctioned Country, or a Governmental Authority, or any official, officer, employee, or agent thereof.

(b) None of the Acquired Companies, Seller or any Person controlling Seller is a shell bank.

(c) None of the Acquired Companies or Seller is a Person that is, or is fifty percent (50%) or more owned or controlled by a Person or Persons that are: (i) a Sanctioned Person or (ii) located, organized or resident in a Sanctioned Country.

(d) In connection with the transactions contemplated by this Agreement, Seller is not transacting with any Sanctioned Person, or in any Sanctioned Country, except to the extent permitted for a Person required to comply with Sanctions, or in any manner that would result in the violation of any Sanctions.

Section 4.27 Shared Contracts. Except as set forth on Section 4.27 of the Seller Disclosure Schedules, there are no Contracts that directly benefit both an Acquired Company and Seller or any of its other Affiliates (including any Retained Companies) or its Retained Assets (excluding, in each case, any Contract for corporate-level services provided by Seller or its Affiliates as contemplated in the Transition Services Agreement, each, a “Shared Contract”).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller (subject to the Buyer Disclosure Schedules as specified in Section 10.04) as of the Execution Date and the Closing Date (except to the extent that any representation or warranty is made expressly as of a specified date, in which case such representation or warranty shall be deemed to be made only as of such date) as follows:

Section 5.01 Organization and Standing. Buyer (a) is a Delaware limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation, (b) has all requisite organizational power and authority to own, operate and lease its assets and conduct its business, in each case, as currently conducted and (c) is duly qualified to do business and in good standing in each jurisdiction in which such qualification is required by applicable Laws, except, in the case of clause (c), as would not constitute a Material Adverse Effect on Buyer.

Section 5.02 No Conflicts. The execution and delivery by Buyer of this Agreement and the other Transaction Documents to which it is (or, at the Closing, will be) a party, and the consummation by Buyer of the transactions contemplated hereby and thereby, do not and will not (a) conflict with or result in a breach of the Organizational Documents of Buyer, (b) assuming all Consents set forth on Section 5.02 of the Buyer Disclosure Schedules are obtained or made, result in any breach of or default under (or an event that, with or without notice or lapse of time, or both, would constitute a breach of or default under), or give rise to a right of termination, cancellation or acceleration of any obligation under, any material Contract to which Buyer is a party or by which any of its assets are bound or (c) assuming all Consents set forth on Section 5.03 of the Buyer Disclosure Schedules are obtained or made, violate any Laws applicable to Buyer or its assets, except, in the case of clauses (b) and (c), as would not constitute a Material Adverse Effect on Buyer.

Section 5.03 Governmental Consents. No Consent of, with or to any Governmental Authority is required to be obtained or made by Buyer in connection with the execution and delivery by Buyer of this Agreement or any other Transaction Document to which it is (or, at the Closing, will be) a party, or the consummation by Buyer of the transactions contemplated hereby or thereby, other than (a) Consents set forth on Section 5.03 of the Buyer Disclosure Schedules, (b) Consents that, if not obtained or made, would not constitute a Material Adverse Effect on Buyer or (c) Consents not required to be obtained or made until after the Closing.

Section 5.04 Proceedings; Orders. There are no (a) Proceedings pending or, to the Knowledge of Buyer, threatened against Buyer or affecting any of its assets, or (b) Orders by which Buyer or any of its assets is bound, in the case of each of clauses (a) and (b), that would constitute a Material Adverse Effect on Buyer.

Section 5.05 Authority; Execution and Delivery; Enforceability. Buyer has full limited liability company power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is (or, at the Closing, will be) a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and the other Transaction Documents to which it is (or, at the Closing, will be) a party and the consummation of the transactions contemplated hereby and thereby have been (or, at the Closing, will be) duly authorized by all necessary limited liability company action on the part of Buyer. Buyer has (or, at the Closing, will have) duly executed and delivered this Agreement and the other Transaction Documents to which it is (or, at the Closing, will be) a party, and each of this Agreement and the other Transaction Documents to which it is (or, at the Closing, will be) a party constitutes (or, at the Closing, will constitute) its valid and binding obligation, enforceable against it in accordance with its terms, except to the extent that such enforcement may be affected by laws relating to bankruptcy, reorganization, insolvency or creditors’ rights.

Section 5.06 Investment. Buyer acknowledges and agrees that (a) the Acquired Interests have not been registered under applicable securities Laws, (b) no public market now exists for the Acquired Interests, that none of Seller, the Acquired Companies, its or their respective Affiliates or any of its or their respective Representatives have made any assurances that a public market will ever exist for the Acquired Interests, and (c) none of Buyer or its Affiliates may sell, distribute, transfer, offer for sale, assign, pledge, hypothecate or otherwise dispose of the Acquired Interests except in compliance with registration requirements of applicable securities Laws or an exemption therefrom. Buyer is purchasing the Acquired Interests for its own account solely for investment and not with a view toward selling, distributing, transferring, offering for sale, assigning, pledging, hypothecating or otherwise disposing of the Acquired Interests in violation of applicable securities Laws.

Section 5.07 Financial Ability; Source of Funds; Compliance Matters.

(a) On or prior to the date hereof, Buyer has delivered to Seller a true and complete copy of the executed Equity Commitment Letter, dated as of the date hereof, pursuant to which Buyer Parent has agreed with Buyer to make an equity investment in Buyer, which amount of equity financing to be provided pursuant to the Equity Commitment Letter shall be sufficient to pay in cash the Preliminary Purchase Price pursuant to and in accordance with Article II hereof, and all other payments required to be paid by Buyer hereunder at or prior to the Closing, and to pay, if and to the extent applicable hereunder, the Termination Fee (and any Reimbursement Amount) pursuant to and in accordance with Section 9.03 hereof. The Equity Commitment Letter is in full force and effect, is not subject to any contingencies or conditions that are not set forth therein, and has not been withdrawn, terminated or rescinded, or otherwise amended, waived, modified or supplemented in any respect (and no such amendment, waiver, modification, supplement, withdrawal, termination or rescission is contemplated). The Equity Commitment Letter, in the form provided to Seller, constitutes the legal, valid and binding obligations of, and is enforceable against, each of Buyer Parent and Buyer, in accordance with its terms. Other than the Equity Commitment Letter, none of Buyer or any of its Affiliates has entered into any Contract or arrangement which imposes any contingencies or conditions to the funding of any portion of the equity financing commitment contemplated by such Equity Commitment Letter or pursuant to which any Person has the right to withdraw, terminate or rescind, or otherwise amend, waive, modify or supplement the terms of such commitment. As of the date hereof, (A) to the Knowledge of Buyer, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach under any term or condition of the Equity Commitment Letter, and (B) Buyer has no reasonable basis to believe that it or any other party thereto will be unable to satisfy on a prompt and timely basis any term or condition of Closing to be satisfied pursuant to the Equity Commitment Letter or that any portion of the equity financing might become unavailable. To the Knowledge of Buyer, there is no fact or circumstance existing on the date hereof that would reasonably be expected to cause the Equity Commitment Letter to be ineffective and, as of the date hereof, none of Buyer or any of its Affiliates has received any notice or other communication from any party to the Equity Commitment Letter with respect to (i) any actual or potential default or breach under any term or condition of the Equity Commitment Letter, (ii) any actual or potential failure to satisfy any condition or other contingency set forth in the Equity Commitment Letter or (iii) any intention of any party to the Equity Commitment Letter to amend, waive, modify, supplement, withdraw, terminate or rescind any of the terms or conditions of any such Equity Commitment Letter or to not provide all or any portion of the equity financing commitment.

(b) Buyer acknowledges and agrees that its obligations to consummate the transactions contemplated by this Agreement are not in any way contingent upon or otherwise subject to the availability or receipt of any financing to Buyer.

(c) No funds to be paid to Seller or any Affiliate thereof, in connection with this Agreement, have been derived from any illegal activity, including any violation of any Anti-Corruption Laws, or anti-terrorism, anti-money laundering or export control Laws or similar Laws, Sanctions or proceeds from any Sanctioned Person. Buyer is not, and is not acting for the benefit of, a Sanctioned Person, a Sanctioned Country, or a Governmental Authority, or any official, officer, employee, or agent thereof.

Section 5.08 Solvency. Buyer is not entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Seller or the Acquired Companies. Immediately after the Closing, and assuming the accuracy of the representations and warranties of Seller set forth in Article III and Article IV, each of Buyer and the Acquired Companies will (a) be solvent (in both that the fair value of its assets will not be less than the sum of its debts (including contingent and unliquidated Liabilities) and that the present fair saleable value of its assets will not be less than the amount required to pay its probable Liabilities on its debts (including contingent and unliquidated Liabilities) as they become absolute and matured), (b) have adequate and not unreasonably small capital and liquidity with which to engage in its business and (c) be able to pay all of its debts and obligations as such debts and obligations mature.

Section 5.09 Investigation. Buyer acknowledges and agrees that: (a) in making the decision to enter into this Agreement and to consummate the transactions contemplated hereby, each of Buyer and its Affiliates has relied and is relying solely on its own investigation, analysis and evaluation and the express representations and warranties of Seller set forth in Article III, Article IV and in any Transaction Document delivered pursuant hereto; and (b) except for the express representations and warranties of Seller set forth in Article III, Article IV and in any Transaction Document delivered pursuant hereto, none of Buyer or any of its Affiliates has relied on or is relying on, and none of Seller, any Acquired Company, any of its respective Affiliates or any of its or their respective Representatives has made, any representations or warranties of any nature, whether express or implied, with respect to Seller, any Acquired Company, any of its respective Affiliates or any of its or their respective Representatives, any assets of any of the foregoing (including the Acquired Interests), or any of the transactions contemplated by this Agreement or the other Transaction Documents. Buyer (either alone or together with its Representatives) has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks involved in the purchase of the Acquired Interests and the other transactions contemplated by this Agreement and the other Transaction Documents and bearing the economic risk of its investment in the Acquired Companies for an indefinite period of time. Buyer has been afforded access to the books and records, facilities and personnel of Seller and the Acquired Companies for purposes of conducting a due diligence investigation as Buyer has deemed necessary for it to investigate the business, assets, liabilities, financial or other condition and results of operations of the Acquired Companies sufficiently to make an informed investment decision to purchase the Acquired Interests and enter into this Agreement and the other Transaction Documents. Buyer has relied solely on its own legal, tax, financial and other advisors in connection with its investigation of the Acquired Companies and not on the advice of Seller, any Acquired Company, any of its respective Affiliates or any of its or their respective Representatives. Buyer acknowledges and agrees that any financial projections that may have been made available to Buyer, any of its Affiliates, or any of its or their respective Representatives are based on assumptions about future results, which are based on assumptions about certain events (many of which are beyond the control of Seller, any Acquired Company, its respective Affiliates and its and their respective Representatives). Without limiting the generality of the foregoing, Buyer further acknowledges and agrees that, except for the express representations and warranties of Seller set forth in Article III, Article IV and in any Transaction Document delivered pursuant hereto, none of Buyer or any of its Affiliates has relied on or is relying on, and none of Seller, any Acquired Company, any of its respective Affiliates or any of its or their respective Representatives has made, any representations or warranties of any nature, whether express or implied, with respect to the accuracy of any projections, estimates or budgets, future revenues, future results of operations, future cash flows, the future financial or other condition of any Acquired Company or its business, assets or liabilities, or any other information, whether or not made available to Buyer, any of its Affiliates, or any of its or their respective Representatives in connection with the transactions contemplated hereby, including in any information memorandum or management presentation or any other information provided by Seller, any Acquired Company, its respective Affiliates or its or their respective Representatives (whether or not posted to the Data Room), and in any written or oral response to any information request by Buyer, any of its Affiliates, or any of its or their respective Representatives.

Section 5.10 Regulatory Status; No Regulatory Impediment. Buyer is either (i) not a “holding company” (as defined in the PUHCA) or (ii) is a “holding company” solely with respect to EWGs or QFs, and therefore qualifies for the blanket authorization set forth in 18 C.F.R. § 33.1(c)(8).

Section 5.11 Buyer Qualification.

(a) Neither Buyer nor any of its Affiliates is a Competitor (as defined in each of (i) that certain Energy Services Agreement, dated as of November 12, 2024, by and between DTE Marshall, LLC and Ford Motor Company and (ii) that certain Amended and Restated Energy Services Agreement, dated as of December 22, 2023, by and between DTE Stanton, LLC and Ford Motor Company).

(b) As of the Closing, Buyer is a Qualified Entity (as defined in that certain Amended and Restated Energy Services Agreement, dated as of November 6, 2015, by and between DTE Marietta, LLC and Solvay Specialty Polymers USA, LLC).

(c) As of the Closing, Buyer does not meet the criteria for which consent would be required pursuant to Section 10.11(c) of that certain Gas Sale and Purchase Agreement (Uwharrie Landfill), dated as of April 1, 2011, by and between Republic Services of North Carolina, LLC, d/b/a Uwharrie Environmental and Uwharrie Mountain Renewable Energy, LLC (f/k/a Element Markets LFG, LLC), as amended by that First Amendment dated January 27, 2012.

Section 5.12 Brokerage Fees. None of Buyer or any of its Affiliates has entered into any Contract or any other arrangement (whether written or oral) with any agent, broker, investment banker, financial advisor or other Person that entitles any such Person to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with the execution and delivery by Buyer of this Agreement or the other Transaction Documents to which Buyer is (or, at the Closing, will be) a party, or the consummation by Buyer of the transactions contemplated hereby or thereby, in each case, that will be payable by Seller, any Acquired Company (at or prior to the Closing), or any of its respective Affiliates.

Section 5.13 Competing Interests. As of the Execution Date, none of Buyer Parent, Buyer or any Subsidiary of Buyer Parent that has a direct or indirect interest in Buyer (a) has been authorized by its board of directors or board of managers, general partner, managing member, manager, investment committee or other Persons performing similar functions of such Person(s) to make any written offer such that any such Person(s) would reasonably be expected prior to Closing to submit a notification under the HSR Act or FERC authorization under Section 203 of the FPA or (b) has entered into any definitive agreement, in the case of each of clauses (a) and (b), with respect to any transaction the aim of which is to acquire, invest in or otherwise obtain, by merging or consolidating with or by purchasing any assets of or equity in, any Person (other than an Affiliate of Buyer) that would reasonably be expected to materially delay or prevent any required consents or approvals under the HSR Act.

ARTICLE VI

COVENANTS

Section 6.01 Confidentiality. Notwithstanding anything in the Confidentiality Agreement to the contrary, Buyer shall, and shall cause its Affiliates and its and their respective Representatives to, hold in confidence all Confidential Information obtained by them from Seller, any Acquired Company, its respective Affiliates and any of its or their respective Representatives in connection with the transactions contemplated by this Agreement, whether or not relating to the Acquired Companies, in accordance with the terms and conditions of the Confidentiality Agreement, which shall apply mutatis mutandis to the Parties; provided, that the Confidentiality Agreement shall remain in full force and effect following the execution of this Agreement and shall survive the Closing or any earlier termination of this Agreement in accordance with its terms; provided, further, that subject to Section 6.12, from and after the Closing, none of Buyer, its Affiliates or its or their respective Representatives shall have any further obligation hereunder or thereunder with respect to Confidential Information relating solely to the Acquired Companies pursuant to the Confidentiality Agreement. Notwithstanding anything to the contrary in the Confidentiality Agreement, from and after the Execution Date, Buyer and its Affiliates may disclose Confidential Information and Transaction Information (as defined in the Confidentiality Agreement), and may consult with and enter into agreements, arrangements and understandings regarding the transactions contemplated hereby, in each case, without any further consent of Seller or the Company (as defined in the Confidentiality Agreement), with any of their respective existing or prospective direct or indirect limited partners, investors and equityholders, co-investors, Debt Financing Sources and other actual or potential sources of debt or equity financing, and insurers, and each of their respective Representatives (collectively, “Buyer Financing Parties”), in each case, who need to know such information in connection with the transactions contemplated hereby (including any syndication of equity or debt in respect thereof, and any fundraising, marketing or reporting activities, so long as such disclosure has a valid business purpose and is effected in a manner consistent with customary private equity practices) and are informed of the confidential nature thereof and are subject to customary confidentiality obligations with respect to such Confidential Information and Transaction Information, and each such Buyer Financing Party shall be deemed to be a “Representative” of Buyer for all purposes under the Confidentiality Agreement without any further consent of Seller or the Company (as defined therein).

Section 6.02 Conduct of the Business.

(a) Except as expressly contemplated by this Agreement (including as set forth in Section 6.02(a) of the Seller Disclosure Schedules and with respect to the Intercompany Transfers and the Employee Transfers, in each case, in accordance with Section 6.15 and Section 6.14(a), respectively), as consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed) (provided, that the consent of Buyer shall be deemed to have been given if Buyer does not object or request further information in writing within 10 days after a written request for such consent is provided by Seller to Buyer with respect to any action described in Section 6.02(a)(vii)(B), Section 6.02(a)(ix), Section 6.02(a)(x) or Section 6.02(a)(xvii)) or as required by applicable Law, from the Execution Date until the earlier of the Closing and the termination of this Agreement, as applicable (the “Interim Period”), Seller shall cause each Acquired Company to (A) conduct its business in all material respects in the ordinary course of business (including by (x) subject to Section 6.02(a)(x), making capital expenditures in all material respects in accordance with the Capital Expenditures Budget and (y) continuing to pursue the development of any Projects that have not yet achieved commercial operation in the ordinary course of business) and (B) use commercially reasonable efforts to: (1) maintain and preserve in all material respects its business and its present relationships with its employees, material customers, material suppliers and others with which it has a material business relationship and (2) keep and maintain its properties and assets in all material respects in good repair and operating condition, normal wear and tear excepted. In addition (and without limiting the generality of the foregoing), except as expressly contemplated by this Agreement (including as set forth in Section 6.02(a) of the Seller Disclosure Schedules and with respect to the Intercompany Transfers and the Employee Transfers, in each case in accordance with Section 6.15 and Section 6.14(a), respectively), as consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed) or as required by applicable Law, Seller shall not, with respect to the Acquired Companies, and shall cause the Acquired Companies not to take, any of the following actions during the Interim Period:

(i) amend the Organizational Documents of any Acquired Company (excluding ministerial amendments);

(ii) effect any liquidation, dissolution or winding up of any Acquired Company;

(iii) declare, make or pay any dividend or other distribution in respect of the Acquired Interests to Seller, other than any dividend or other distribution of cash or cash equivalents declared, made or paid prior to the Calculation Time;

(iv) issue, sell, transfer or otherwise dispose of, pledge or otherwise encumber, or redeem or repurchase, any Equity Interests of any Acquired Company, or any Equity Right with respect to any Acquired Company (other than issuances, sales, transfers or other dispositions, or redemptions or repurchases, solely among the wholly-owned Acquired Companies or pursuant to the terms of any Acquired Companies Benefit Plan or DTE Benefit Plan in connection with issuance of any authorized but unissued equity or equity-based awards, the settlement or exercise of any equity or equity-based awards or the exercise of any redemption or repurchase rights pursuant to the terms of any Acquired Companies Benefit Plan or DTE Benefit Plan);

(v) amend, modify or otherwise supplement any existing Affiliate Contract or enter into any new Affiliate Contract, in each case, that will not be terminated at or prior to the Closing without ongoing obligations or Liabilities of any Acquired Company;

(vi) except as relates to any Consolidated Return, (A) make (except in the ordinary course of business), change or revoke any material Tax election or adopt or change any material Tax accounting method or Tax accounting period, (B) file any material amended Tax Return, (C) enter into any closing agreement relating to material Taxes, (D) settle or compromise any material Tax claim, audit or assessment (other than in the ordinary course of business), (E) surrender any right to claim a material Tax refund, (F) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, (G) enter into any material Tax sharing, Tax allocation, Tax indemnification or similar agreement (excluding any commercial agreements or contracts that are not primarily related to Taxes or any agreement solely between or among the Acquired Companies), (H) take any action that would reasonably be expected to result in the Recapture, disallowance, reduction or other loss of any Tax Credits of any Acquired Company, solely to the extent such Recapture, disallowance, reduction or loss would result in a Tax liability of, or be borne by, Buyer or any Acquired Company for any taxable period (or portion thereof) beginning after the Closing Date or (I) obtain or request any Tax ruling;

(vii) purchase or acquire (whether by merger, consolidation, combination or otherwise) (A) any business or line of business or (B) any assets (including Equity Interests) of any Person (other than any Acquired Company), except to the extent that the expenditures for such purchases or acquisitions of assets are permitted by Section 6.02(a)(x);

(viii) sell, assign, transfer, lease, license, abandon, let lapse or expire or otherwise dispose of, or grant, voluntarily permit to be created (without using commercially reasonable efforts to have released) or impose any Liens (other than Permitted Liens) on any material asset of the Acquired Companies to any Person (other than any Acquired Company) except for sales of renewable natural gas, electric power, capacity, Environmental Attributes or ancillary products or services, inventory, or obsolete, damaged, broken or surplus tangible personal property, or non-exclusive licenses of Intellectual Property, in each case, in the ordinary course of business;

(ix) (A) except in the ordinary course of business but only as would not reasonably be expected to be material and adverse to any Acquired Company following the Closing, grant any waiver of a material term under, give any consent with respect to any material term or materially amend, modify or otherwise supplement any Material Contract, (B) terminate any Material Contract (other than any expiration thereof in accordance with its terms) or (C) enter into any Contract that, if in existence on the Execution Date would have been required to be disclosed in Section 4.10(a) of the Seller Disclosure Schedules except for entry into (x) any such Contract in the ordinary course of business (other than any such Contract that would have been required to be disclosed in Section 4.10(a)(v), (vi) (other than development agreements), (vii) (other than any CCS Contract that contains a most favored nations or similar pricing provision in favor of owners in the same pore space), (viii) (but solely to the extent the payments described in such clause (viii) are with respect to future payment obligations of an Acquired Company, and not rights of an Acquired Company to receive payment), (ix), (xii), (xiii), (xvi) and (xviii)) or (y) any such Contract that is a commitment in respect of capital expenditures permitted by Section 6.02(a)(x) (it being understood and agreed, for avoidance of doubt, that any renewal or extension of an existing Material Contract in the ordinary course that is effected pursuant to an amendment of such Material Contract shall only be governed by preceding clause (A)); provided however, that none of the foregoing actions contemplated by clause (A), (B) or (C) may be taken with respect to the Material Contract set forth in Section 6.02(a)(ix) of the Seller Disclosure Schedule without the prior written consent of the Buyer;

(x) make any capital expenditures (including any capitalized major maintenance expenditures) or enter into a commitment with respect thereto, in each case, in an aggregate combined amount that exceeds (A) the cumulative amount reflected in the Capital Expenditures Budget through the Closing Date (or earlier date of termination of this Agreement), prorated for any partial month in which such date occurs based on the number of days elapsed from the first day of such month until the such date plus (B) 20% of the Target 2026 and 2027 Capital Expenditures Amount; provided that the sole remedy of Buyer for any breach of this clause (x) with respect to any such excess capital expenditures paid in cash prior to the Calculation Time or reflected in Closing Indebtedness or as a current liability in Closing Working Capital shall be that such excess capital expenditures are disregarded for purposes of calculating the Closing Adjustment Amount (unless consented to in writing by Buyer);

(xi) (A) incur, assume, guarantee or otherwise become liable for any Indebtedness of the type described in clauses (a), (b) or (m) of the definition thereof (other than solely among the wholly-owned Acquired Companies), (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly or indirectly) for any material obligations of any Person (C) make any material loans, advances or capital contributions to or investments in any Person or (D) enter into any capital leases where an Acquired Company is the lessee;

(xii) enter into any new line of business or materially expand any existing line of business;

(xiii) terminate, fail to renew or adversely modify in any material respect any Permits, including Environmental Permits, held by or with respect to the Acquired Companies, except in the ordinary course of business;

(xiv) settle or compromise any Proceeding providing for payment or the incurrence or assumption of any Liability by any Acquired Company in excess of $1,000,000 individually or $2,000,000 in the aggregate or that provides for any non-monetary relief against, or otherwise requires material performance obligations of any Acquired Company, other than settlements that only involve the payment of money damages that will be fully paid or obligations that will be fully satisfied or performed prior to the Closing Date and that do not relinquish, waive, or compromise any material right of any Acquired Company;

(xv) except as may be required by applicable Law or permitted pursuant to the terms of any Acquired Companies Benefit Plan or DTE Benefit Plan, (A) hire or engage, promote, or terminate (other than any termination for cause) the employment or engagement, or increase the compensation or benefits, of any current or former Available Employee, other than any actions taken in the ordinary course of business with respect to employees of the Acquired Companies below the level of vice president, (B) adopt or enter into, amend or terminate any Acquired Companies Benefit Plan or DTE Benefit Plan (as it relates to any Available Employee), other than for purposes of annual renewal of health and welfare plans or amendments that apply to all participants under DTE Benefit Plans (C) grant any equity or equity-based awards to any Available Employee, (D) accelerate the funding, vesting of, or lapse of restrictions with respect to, any compensation or benefits provided to any Available Employee or under any Acquired Companies Benefit Plan, (E) enter into any agreement providing for severance, retention, change in control or termination pay or benefits to any current or former Available Employee, (F) issue any loans or advance any funds to Available Employees, (G) transfer the sponsorship or maintenance of any (x) Acquired Companies Benefit Plan from an Acquired Company to Seller or any of its Subsidiaries or (y) DTE Benefit Plan from Seller or any of its Subsidiaries to the Acquired Companies, or (H) change the duties and responsibilities of any director, employee or other individual service provider of the Acquired Companies that would cause such director, employee or other individual service provider to either (x) become an Available Employee or (y) cease to be an Available Employee;

(xvi) change any accounting or auditing practices, policies, methods or principles, except as required or permitted by GAAP;

(xvii) (A) purchase any real property, or (B) enter into any new lease agreement with respect to real property that is not leased by an Acquired Company as of the date hereof other than leases entered into in order to provide services to any customer;

(xviii) implement or announce a plant closing, mass layoff or any similar action which would trigger the notice requirements of the WARN Act;

(xix) except as required by any applicable Collective Bargaining Agreement set forth on Section 4.13(b) of the Seller Disclosure Schedules (i) voluntarily recognize any Labor Union as the bargaining representative for any employees of the Acquired Companies or (ii) modify, amend, terminate, or enter into any Collective Bargaining Agreement;

(xx) (A) cancel, terminate or fail to renew any Insurance Policy, unless simultaneously with such cancellation, termination or non-renewal an insurance policy with comparable coverage is obtained prior to the date of such cancellation, termination or non-renewal or (B) fail to report a claim to any insurance carrier in a timely manner, if any claim occurs to the Knowledge of Seller;

(xxi) issue, post or otherwise enter into any new Credit Support maintained by or on behalf of Seller or any of its Affiliates for the benefit of any Acquired Company or Project, other than any new Credit Support maintained by any Acquired Company for the benefit of any Acquired Company or Project under or pursuant to a Material Contract entered into after the date of this Agreement with the prior written consent of Buyer and which Credit Support (x) was specifically identified to Buyer in connection with the giving of its written consent and (y) is not required to be replaced at, or as a result of, the Closing or the other transactions contemplated hereby; or

(xxii) authorize or agree to take any of the foregoing actions.

(b) None of the foregoing provisions of this Section 6.02 shall prevent Seller or any Acquired Company from taking or omitting to take any action (i) with respect to any Retained Company (or its business or operations), the Retained Proceedings or any other Retained Asset or Retained Liability (provided, however, that with respect to any Retained Proceeding, without the prior written consent of Buyer (which consent shall not to be unreasonably withheld, conditioned or delayed), neither Seller nor any of its Affiliates (including any Acquired Company) shall be permitted to (A) enter into or consent to any judgment, settlement, compromise, resolution or other disposition of any Retained Proceeding if such entry into or consent would have required the prior written consent of Buyer under the Retained Proceeding Control Agreement if entered into or consented to after the Closing or (B) take any other actions with respect to any Acquired Company in connection with a Retained Proceeding that would require the prior written consent of Buyer under Section 6.02(a)) or (ii) otherwise to prevent or mitigate the effects of any damage to property or the environment or risks to the health and safety of persons, in each case, in emergency circumstances; provided, that, in the case of the foregoing clause (ii), that Seller uses commercially reasonable efforts to inform Buyer prior to taking any such action. Nothing in this Agreement shall be construed to give Buyer or any of its Affiliates, directly or indirectly, any right to control or direct the business or operations of Seller or any Acquired Company prior to the Closing. Prior to the Closing, Seller shall continue to exercise, consistent with the terms and conditions of this Agreement, complete and exclusive control and supervision of the business and operations of Seller and the Acquired Companies and its other businesses and operations.

Section 6.03 Access.

(a) During the Interim Period, Seller shall use commercially reasonable efforts to provide Buyer, its Affiliates and its and their respective Representatives (at Buyer’s sole cost and expense) with reasonable access during normal business hours and upon reasonable advance written notice to the properties, books and records of the Acquired Companies as may be reasonably requested in writing by Buyer from time to time to the extent primarily relating to the consummation of the transactions contemplated by this Agreement (including for Buyer’s procurement of any RWI Policy); provided, that (i) such access is permitted pursuant to applicable Law and does not unreasonably disrupt the personnel, or unreasonably interfere with the operations, or, in Seller’s reasonable determination, endanger the health or safety of any personnel of Seller or any Acquired Company, and Buyer, its Affiliates and its and their respective Representatives shall use commercially reasonable efforts to conduct all communications with personnel and all on-site investigations in an expeditious manner; (ii) all such requests for access shall be directed to Seller or such Representative of Seller as Seller may designate to Buyer in writing from time to time, and (iii) Seller or its designated Representative shall have the right to be present in the event that Buyer, any of its Affiliates or any of its or their respective Representatives conducts any on-site investigations of the properties of the Acquired Companies. Notwithstanding anything to the contrary in this Agreement, Seller shall not be required to provide such access to the extent that it (A) would reasonably be expected to jeopardize any attorney-client, attorney work-product protection or other legal privilege, (B) would reasonably be expected to contravene any applicable Law, Permit, Contract, fiduciary duty or binding obligation of Seller, any Acquired Company or any of its respective Affiliates, (C) is pertinent to any litigation in which Seller, any Acquired Company or any of its respective Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand, are adverse parties (without limiting any rights of any party to such litigation to discovery in connection therewith), (D) relates to any bids or offers received by Seller, any Acquired Company or any of its respective Affiliates (including through any Representatives of any of the foregoing) to purchase or invest in any of the Acquired Companies or all or any portion of their respective assets, (E) would result in the disclosure of any trade secrets or competitively sensitive information, or (F) otherwise would reasonably be expected to expose Seller, any Acquired Company or any of its respective Affiliates to any material risk of Liability (provided that, if Seller or any of its Affiliates withholds access or information in reliance on the foregoing clauses (A) through (F), Seller shall provide Buyer with written notice thereof and use commercially reasonable efforts to provide such access or information (or the applicable portion thereof) in a manner that would not jeopardize such privilege or protection, contravene such Law, Permit, Contract, duty or obligation, or result in such disclosure, including pursuant to redaction, “clean team” or counsel-only arrangements). Any Confidential Information provided pursuant to this Section 6.03 shall be subject to the applicable terms and conditions of the Confidentiality Agreement. Notwithstanding anything to the contrary in this Agreement, Buyer shall not conduct any subsurface or other intrusive environmental assessments or investigations with respect to any of the premises of Seller, any Acquired Company or any of its respective Affiliates without the prior written consent of Seller and ongoing consultation with Seller with respect to any such activity. For the avoidance of doubt, none of Buyer, any of its Affiliates or any of its or their respective Representatives shall be entitled to any information regarding the businesses, assets, liabilities, financial condition or results of operations (including any Tax Returns) of Seller or any of its Affiliates (excluding the Controlled Entities).

(b) Buyer shall indemnify Seller, each Acquired Company, its respective Affiliates and its and their respective Representatives in respect of, and hold each of them harmless from and against, any and all Losses suffered, incurred or sustained by any such Person resulting from, arising out of, or relating to the activities of Buyer, its Affiliates and its and their respective Representatives under Section 6.03(a). The foregoing indemnification obligation shall survive the Closing or earlier termination of this Agreement.

(c) Except, in the case of customers and other beneficiaries of any Acquired Company Credit Support or Additional Acquired Company Credit Support, as contemplated by Section 6.07(a), none of Buyer, its Affiliates or any of its or their respective Representatives shall contact any (i) competitor, customer, supplier, service provider, contractor, lender, partner, director, manager, officer, employee or other agent of Seller, any Acquired Company or any of its or their respective Affiliates that have business relationships (including prospective business relationships known to Buyer as a result of its investigation of the Acquired Companies in connection with the transactions contemplated by this Agreement) with the Acquired Companies, (ii) Governmental Authority or (iii) Representative of any Person described in clause (i) or (ii), in each case, in connection with the transactions contemplated hereby, whether in person or by telephone, mail or other means of communication, without the prior written consent of Seller (other than as may be permitted under the Confidentiality Agreement or, in the case of any Governmental Authority and Representatives thereof, in connection with obtaining or making any Consents pursuant to Section 6.05).

Section 6.04 Efforts to Close; Consents.

(a) On the terms and subject to the conditions of this Agreement and applicable Law, each Party shall (and shall cause its respective Affiliates to) use commercially reasonable efforts to take (or cause to be taken) all actions necessary to consummate, as soon as practicable following the Execution Date (but no later than the Termination Date), the transactions contemplated by this Agreement and the other Transaction Documents and cause each of the conditions set forth in Article VII to be satisfied. Each Party acknowledges and agrees that its obligation to use (and to cause its Affiliates to use) “commercially reasonable efforts” for purposes of this Section 6.04 shall be deemed to require compliance with the express terms of Section 6.05 with respect to the obtaining or making of any Consents from or with any Governmental Authority, regardless of whether such terms provide for a standard of performance equivalent to or different than a “commercially reasonable efforts” standard.

(b) Each Party shall (and shall cause its respective Affiliates to) use its commercially reasonable efforts to obtain or make, and reasonably cooperate with each other Party in obtaining or making, all Consents set forth on Section 3.02 and Section 4.02 of the Seller Disclosure Schedules (with respect to Seller) and Section 5.02 of the Buyer Disclosure Schedules (with respect to Buyer) and any other Consents from or with any Person (other than any Governmental Authority) necessary to consummate, as soon as practicable following the Execution Date (but no later than the Termination Date), the transactions contemplated by this Agreement and the other Transaction Documents; provided, that in no event shall Seller, any of its Affiliates, or any of its or their respective Representatives be required to make any payment, or assume any Liability or grant any other accommodation (financial or otherwise) not required to be paid, assumed or granted by the terms of an existing Contract in connection with obtaining or making any such Consent; provided, further that in no event shall Buyer, any of its Affiliates or any of its or their respective Representatives be required to make any payment, or assume any Liability or grant any other accommodation (financial or otherwise) in connection with obtaining or making any such Consent.

Section 6.05 Regulatory Approvals; ISRA.

(a) Each Party shall (and shall cause its respective Affiliates to) cooperate to prepare and submit to the applicable Governmental Authority all filings that may be required to be made with any Governmental Authority under applicable Laws in connection with consummation of the transactions contemplated by this Agreement and the other Transaction Documents as soon as practicable following the Execution Date (but no later than 25 Business Days thereafter), with respect to filing of the application to the FCC for authorization under Section 310 of the Communications Act of 1934 for the transfer of control of the Company FCC Licenses, an application for FERC authorization under Section 203 of the FPA, a petition for NYPSC authorization in the form of a declaratory ruling or, alternatively, an order in accordance with NYPSL Section 70, a filing under the HSR Act, and any other such filing that may be required to be made with any Governmental Authority; provided, Buyer shall also file with the Commissioner of Competition as soon as practicable following the Execution Date (but no later than 25 Business Days thereafter) an application for an advance ruling certificate pursuant to Section 102 of the Competition Act (Canada) or in the alternative a no-action letter and waiver pursuant to paragraph 113(c) of the Competition Act (Canada) and, unless otherwise agreed by the Parties, the Parties shall file pre-merger notifications pursuant to Part IX of the Competition Act (Canada). The Parties shall (and shall cause their respective Affiliates to) (i) request expedited treatment of any such filings (including early termination of any applicable waiting periods under the HSR Act or the Competition Act (Canada)), if available, (ii) promptly make any subsequent amended or supplemental filings or other submissions to and (iii) promptly make an appropriate response to any requests for information and documents and other inquiries from, all Governmental Authorities, and cooperate with one another in the preparation and review of such filings and other submissions, in each case, in such manner as is necessary and advisable to consummate, as soon as practicable following the Execution Date (but no later than the Termination Date), the transactions contemplated by this Agreement and the other Transaction Documents.

(b) Buyer shall not, and shall cause Buyer Parent not to, take any action that would reasonably be expected to prevent, materially delay or otherwise adversely affect any Consent required to be obtained from or made with any Governmental Authority under applicable Laws to consummate the transactions contemplated by this Agreement or the other Transaction Documents; provided, that the foregoing shall not prevent Buyer Parent from taking any actions with respect to any of its portfolio companies in existence on the date hereof. Notwithstanding any other provision of this Agreement, Buyer shall take all actions necessary to obtain, achieve, or make any such Consent, and to eliminate each and every impediment under any Antitrust Law that is asserted by any Governmental Authority as soon as practicable following the Execution Date (but no later than the Termination Date), so as to consummate the transactions contemplated by this Agreement and the other Transaction Documents, including: (i) agreeing to resolve any objections asserted with respect to the transactions contemplated by this Agreement or the other Transaction Documents by any Governmental Authority; (ii) opposing, contesting, resisting, defending and preventing the entry of any Order, and to have vacated, lifted, reversed, overturned or rescinded any Order, that would prevent, materially delay or otherwise adversely affect the consummation of the transactions contemplated by this Agreement or the other Transaction Documents; (iii) agreeing to enter into any settlement, undertaking, consent decree, stipulation or other agreement with any Governmental Authority in connection with the transactions contemplated by this Agreement or the other Transaction Documents; (iv) opposing, contesting, resisting and defending on the merits and through litigation and all available appeals, any Proceeding challenging the transactions contemplated by this Agreement or the other Transaction Documents; (v) agreeing to divest or otherwise hold separate or take any other action (or otherwise agree to do any of the foregoing) with respect to the businesses or assets of any of Buyer or the Acquired Companies; and (vi) agreeing to terminate, modify or extend any existing relationships or contractual rights or obligations of any of Buyer or the Acquired Companies (or permitting Seller to take any such action with respect to the business or assets of the Acquired Companies). Notwithstanding anything to the contrary in this Section 6.05, none of the covenants in this Section 6.05 shall require Buyer or its Affiliates to take, or agree to take, any action with respect to, or agree to any restriction or condition on, any business, assets, operations or interests of Buyer’s Affiliates other than the Acquired Companies. Buyer shall have the right to take the lead and control all strategy and decisions with respect to the Parties’ efforts to take any actions contemplated by this Section 6.05, and Seller shall, and shall cause its Affiliates (including the Acquired Companies) to reasonably cooperate with Buyer in connection therewith, including taking (and causing the Acquired Companies to take) any actions reasonably requested by Buyer consistent with the foregoing.

(c) Subject to any applicable confidentiality restrictions and applicable Law, Buyer shall notify Seller promptly upon the receipt by Buyer or any of its Affiliates, and Seller shall notify Buyer promptly upon receipt by Seller, any Acquired Company or any of its respective Affiliates, of (i) any substantive comments, questions, or other communications from any Representative of any Governmental Authority in connection with any filings or other submissions made pursuant to this Section 6.05 or the transactions contemplated by this Agreement or the other Transaction Documents and (ii) any substantive request by any Representative of any Governmental Authority for any amendments or supplements to any filings or other submissions made pursuant to this Section 6.05 or documents or other information relating to an investigation of the transactions contemplated by this Agreement or the other Transaction Documents by any Governmental Authority. Whenever any change in facts or circumstances relating to Seller, any Acquired Company, Buyer or any of their respective Affiliates or any of the respective businesses or assets thereof occurs that is required to be set forth in any amendment or supplement to any filing or other submission made pursuant to this Section 6.05, Seller or Buyer, as the case may be, shall promptly inform each other Party, as the case may be, of such occurrence and cooperate in promptly filing or otherwise submitting such amendment, supplement or other submission to the applicable Governmental Authority. Each of Buyer and Seller shall permit the other Party reasonable opportunity to review in advance and consider in good faith the views of the other Party in connection with, any proposed substantive written communication, white paper, presentation, or other submission to any Governmental Authority. Without limiting the generality of the foregoing, Buyer shall (to the extent permitted by Law) provide to Seller (or its counsel), and Seller shall provide to Buyer (or its counsel), upon reasonable request and subject to appropriate confidentiality protections, copies of all material correspondence between Seller, any Acquired Company or any of its respective Affiliates, or

Buyer or any of its Affiliates, on the one hand, and any Governmental Authority or any Representative thereof, on the other hand, to the extent that such correspondence relates to the transactions contemplated by this Agreement or the other Transaction Documents. The Parties may redact any information related to the valuation of the Acquired Companies provided to others under this Section 6.05 or, as they deem advisable and necessary, designate any competitively sensitive materials provided to the others under this Section 6.05 as “outside counsel only.” Such “outside counsel only” materials and the information contained therein shall be given only to outside counsel of the recipient and shall not be disclosed by such outside counsel to other Representatives of the recipient without the prior written consent of the Party providing such materials or information. In addition, unless prohibited by the applicable Governmental Authority, none of Seller, any Acquired Company or any of its respective Affiliates, or Buyer or any of its Affiliates, shall participate in or attend any substantive meeting, or engage in any substantive in person, telephone, or videoconference conversations with, any Governmental Authority or any Representative thereof regarding the transactions contemplated by this Agreement or the other Transaction Documents without consulting with Buyer or Seller, as the case may be, in advance, considering in good faith its views and providing it with the opportunity to attend and participate with reasonable advance notice. Subject to applicable Law, the Parties shall consult and cooperate with each other in connection with any substantive analyses, appearances, presentations, memoranda, briefs, arguments, and proposals made or submitted to any Governmental Authority regarding the transactions contemplated by this Agreement or the other Transaction Documents by or on behalf of any Party.

(d) With respect to the New Jersey Facility, Seller shall make, or cause the applicable Acquired Companies to make, all submissions required to be submitted to NJDEP prior to Closing pursuant to ISRA in connection with the transactions contemplated by this Agreement, including the submission of a General Information Notice (as defined under ISRA) within five days after the Execution Date and, to the extent that the Closing has not occurred, retaining a Licensed Site Remediation Professional (as defined in N.J.A.C. 7:26B-1.4) within 45 days after the Execution Date. To the extent Compliance With ISRA has not been achieved prior to Closing, the Acquired Companies shall, no later than two days prior to the Closing, (a) deliver a Remediation Certification (as defined under ISRA) to NJDEP designating the applicable Acquired Company as the certifying party as well as the party agreeing to conduct remediation following the Closing, (b) establish any required Remediation Funding Source (as defined under ISRA), (c) deliver a Remediation Cost Review and Remediation Funding Source/Financial Assurance Form (as defined under ISRA) to NJDEP and (d) pay any required 1% annual surcharge associated with the submission of the Remediation Certification. Prior to Closing, Seller and the Acquired Companies shall follow any reasonable directions and requests from Buyer with respect to, and reasonably cooperate with Buyer on, any efforts to achieve Compliance With ISRA, including the Licensed Site Remediation Professional selection, and provide Buyer reasonably requested information regarding the status of the process and the reasonable opportunity to review and comment on the draft General Information Notice and other submissions to NJDEP. From and after the Closing, the applicable Acquired Company shall be responsible, at its sole cost and expense, to achieve Compliance With ISRA and the applicable Acquired Company shall take all such actions as required for Compliance With ISRA as a result of the consummation of the transactions contemplated by this Agreement, including (x) retaining the Licensed Site Remediation Professional, to the extent not required to be retained prior to the Closing, (y) obtaining Compliance With ISRA for the New Jersey Facility and (z) complying with any and all ongoing maintenance, monitoring, reporting, and any other post-RAO compliance obligations, including obligations related to any institutional controls, engineering controls, financial assurance and Remedial Action Permits (as defined under ISRA) implemented or issued in connection with Compliance With ISRA.

(e) In the event that any Governmental Authority to which any filing is required to be submitted by any given date or within any given period pursuant to this Section 6.05 is closed or not accepting filings (“Government Closure”), such date or period shall be extended Business Day-for-Business Day, for each Business Day the Government Closure is in effect.

(f) Buyer shall be responsible for the payment of any filing fees required to be paid to any Governmental Authority with respect to any filings required to be submitted pursuant to this Section 6.05 in connection with the consummation of the transactions contemplated by this Agreement and the other Transaction Documents.

Section 6.06 Tax Matters.

(a) Notwithstanding anything in this Agreement to the contrary, (i) Seller shall prepare or cause to be prepared all Consolidated Returns and shall control or cause to be controlled any action, audit, proceeding, examination or notice of deficiency or other adjustment, assessment or redetermination with respect to a Consolidated Return or any Tax election or other Tax-related decision or determination with respect to a Consolidated Return and (ii) Buyer shall not have any rights in respect of any such Consolidated Return.

(b) For U.S. federal (and applicable state and local) tax purposes, the Parties agree to treat the purchase and sale of the Acquired Interests, together with the filing of the Section 338 Election, as a taxable disposition of the assets of each Acquired Company with respect to which the amount of gain or loss (for U.S. federal and applicable state and local tax purposes) is determined pursuant to Section 1001 of the Code (the “Intended Tax Treatment”). The Parties shall, and shall cause each of their Affiliates to, file all Tax Returns in a manner consistent with the Intended Tax Treatment and shall not take any action inconsistent with the Intended Tax Treatment, unless otherwise required by a “determination” under Section 1313(a) of the Code (or an analogous or similar provision of applicable U.S. state or local income Tax Law) and, for the avoidance of doubt, unless otherwise required under applicable state and local Law.

(c) The Parties shall, to the extent permitted under applicable Law, treat the Closing Date as the last day of any taxable period of any Acquired Company that includes the Closing Date; provided, that this Section 6.06(c) shall not require any Party or its Affiliates to amend any Organizational Documents, change any financial accounting period, or otherwise take any action other than solely for Tax purposes.

(d) Seller shall join with Buyer in making a joint election under Section 338(h)(10) of the Code (and any corresponding or similar provision under state and local Law) with respect to the purchase and sale of each Acquired Company that is a corporation for U.S. federal income tax purposes (the “Section 338 Election”) in accordance with applicable Law. Seller shall prepare a properly completed IRS Form 8023 and any similar forms required by applicable state and local Tax Law (collectively, the “Section 338 Election Forms”) and shall deliver a draft of the Section 338 Election Forms to Buyer no later than ninety days after the Closing Date. Buyer shall provide any comments to such draft Section 338 Election Forms within five Business Days of receipt, and Seller shall consider in good faith Buyer’s reasonable comments to such draft Section 338 Election Forms, with any disputes resolved in accordance with the procedures set forth in Section 6.06(e), mutatis mutandis. Seller shall deliver final Section 338 Election Forms, properly executed by Seller, within three Business Days following receipt of Buyer’s comments. Buyer shall file the Section 338 Election Forms with the IRS and any other applicable Governmental Authority by the time and in the manner required by applicable Law.

(e) Within ninety days following the Closing Date, Buyer shall provide Seller with a proposed allocation statement allocating the “aggregate deemed sales price” (as defined in Treasury Regulation Section 1.338-4) with respect to the Acquired Companies in accordance with the Treasury Regulations promulgated under Section 338(h)(10) of the Code (the “Buyer Draft 338(h)(10) Allocation”). If Seller disagrees with Buyer Draft 338(h)(10) Allocation, Seller may, within thirty days after delivery of Buyer Draft 338(h)(10) Allocation, deliver a notice (the “Seller 338(h)(10) Allocation Notice”) to Buyer specifying the items with which Seller disagrees and setting forth Seller’s proposed allocation. If Seller 338(h)(10) Allocation Notice is duly delivered, Seller and Buyer shall, during the thirty days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts. If Seller and Buyer are unable to reach such agreement, Seller and Buyer shall submit all matters that remain in dispute with respect to Seller 338(h)(10) Allocation Notice (along with a copy of Buyer Draft 338(h)(10) Allocation marked to indicate those line items not in dispute) to the Independent Accountant. Seller and Buyer shall instruct the Independent Accountant to make a determination no later than thirty days following the submission of such dispute, based solely on the written submissions of Buyer, on the one hand, and Seller, on the other hand. The Independent Accountant shall adjust Buyer Draft 338(h)(10) Allocation based on these determinations. All fees and expenses relating to the work, if any, to be performed by the Independent Accountant shall be borne equally by the Parties. Buyer Draft 338(h)(10) Allocation, (A) as prepared by Buyer if Seller has not delivered a Seller 338(h)(10) Allocation Notice in accordance with this Section 6.06(e), or (B) as adjusted pursuant to any agreement between Seller and Buyer, or by the Independent Accountant (in each case, the “Final 338(h)(10) Allocation”), shall be conclusive and binding on the Parties for all applicable Tax purposes unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code. Seller and Buyer shall file or cause to be filed all Tax Returns and execute such other documents as may be required by any Governmental Authority in connection with the Section 338 Election in a manner consistent with the Final 338(h)(10) Allocation, and shall not (and shall cause their Affiliates to not) take any action inconsistent with the Final 338(h)(10) Allocation unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or any corresponding or similar provision under state and local Law).

(f) Except as otherwise required by applicable Law, Buyer and its Affiliates (including the Acquired Companies) shall not, without the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed), (i) file, revoke, amend or otherwise modify any Tax Returns with respect to any Pre-Closing Tax Period or Straddle Period, (ii) make any election (other than the Section 338 Election) or change any accounting period or method that has any retroactive effect on any Pre-Closing Tax Period or Straddle Period, (iii) settle or compromise any audit or Proceeding with respect to Taxes for any Pre-Closing Tax Period or Straddle Period, (iv) enter into any voluntary disclosure program, agreement or arrangement with respect to Taxes for any Pre-Closing Tax Period or Straddle Period, or (v) take any action on the Closing Date following the Closing outside the ordinary course of business, in each case, to the extent such action would reasonably be expected to increase the amount of Taxes included in Closing Working Capital or Closing Indebtedness, or reduce any Tax refunds (or credits) to which Seller or its Affiliates is entitled pursuant to Section 6.06(j).

(g) Buyer and Seller shall reasonably cooperate, as and to the extent reasonably requested by Buyer or Seller, in connection with the preparation and filing of any Tax Returns and any audit or Proceeding with respect to any Taxes. Such cooperation shall include the retention and (upon Buyer’s or Seller’s request) the provision of records and information which are reasonably relevant to any such audit or Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, and the provision of such powers of attorney as may be necessary to allow for the control of Tax audits or other proceedings, in each case, at the cost and expense of the Party requesting such cooperation. Notwithstanding the foregoing, Buyer shall not be entitled to review, or entitled to any cooperation, in respect of a Consolidated Return.

(h) Buyer shall be responsible for the timely payment of, and shall indemnify and hold harmless Seller and its Affiliates against, all sales (including bulk sales), use, value added, documentary, stamp, gross receipts, registration, transfer, conveyance, excise, recording, license, stock transfer stamps, real estate transfer and other similar Taxes and fees arising out of or in connection with or attributable to the transactions effected pursuant to this Agreement, but excluding such Taxes imposed solely as a result of the Intercompany Transfers (“Transfer Taxes”). Buyer shall file all such Tax Returns and other documentation, and the Seller agrees to cooperate reasonably with Buyer in the filing of such Tax Returns, including promptly supplying any information reasonably requested by Buyer that is necessary to complete such Tax Returns. Buyer and Seller further agree, upon request of Buyer or Seller, to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any such Transfer Taxes.

(i) Except as otherwise provided in the last sentence of this Section 6.06(i), the Parties shall allocate all items of income, gain, loss, deduction, and credit accruing on the Closing Date to the taxable period of each Acquired Company ending on the Closing Date pursuant to Treasury Regulations Section 1.1502-76(b)(1)(ii)(A)(1) (and any corresponding or similar provision of state or local Law), to the extent applicable, and not pursuant to the “next day” rule under Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) (or any corresponding or similar provision of state or local Law) or pursuant to the ratable allocation method under Treasury Regulations Section 1.1502-76(b)(2)(ii) or 1.1502-76(b)(2)(iii) (or any corresponding or similar provision of state or local Law). The Parties acknowledge and agree that, for U.S. federal (and applicable state and local) income tax purposes, all Transaction Tax Deductions will be treated as properly allocable to the taxable period (or portion thereof) ending on the Closing Date to the maximum extent permitted by applicable Laws at a “more likely than not” or higher level of comfort. Neither Buyer nor Seller, nor any of their respective Affiliates, shall take any position that is inconsistent with such treatment unless required to do so by a “determination” as defined in Section 1313(a) of the Code. Any transactions occurring, or actions taken, on the Closing Date but after the Closing by, or with respect to, an Acquired Company shall be deemed subject to the “next day rule” of Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) (or any corresponding or similar provision of state or local Law), and as such, shall be treated (and consistently reported by the Parties) as occurring in a taxable period beginning after the Closing Date.

(j) Seller shall be entitled to the amount of any Tax refunds (or credits in lieu thereof) that are received or realized by Buyer, the Acquired Companies (to the extent of Seller’s Ownership Percentage therein immediately prior to Closing) or any of their respective Affiliates related to, or in respect of, any taxable period (or portion thereof) ending on or before the Closing Date solely to the extent such Tax refunds or credits relate to (A) Indemnified Taxes, including Taxes included in the Tax Liability Amount, as finally determined pursuant to Section 2.04, that would otherwise be Indemnified Taxes, and (B) any Tax refunds specifically set forth on Section 6.06(j) of the Seller Disclosure Schedules, in each case, net of costs and expenses (including any Taxes) incurred by Buyer, the Acquired Companies, or any of their respective Affiliates in connection with obtaining, receiving or realizing such Tax refund or credit. Buyer shall, and shall cause the Acquired Companies and their respective Affiliates to, (i) reasonably cooperate with Seller in obtaining any such Tax refunds or credits and (ii) pay to Seller the amount determined pursuant to the immediately preceding sentence (plus any interest attributable thereto) within 10 Business Days of receipt or realization. For the avoidance of doubt, Buyer shall be entitled to any Tax refunds (or credits in lieu thereof) related to, or in respect of, any Non-Consolidated Taxes of any Acquired Company, including with respect to any taxable period (or portion thereof) ending on or before the Closing Date, except to the extent specifically set forth on Section 6.06(j) of the Seller Disclosure Schedules.

(k) Notwithstanding anything in this Agreement to the contrary, Seller shall indemnify and hold harmless Buyer and its Affiliates (including the Acquired Companies after the Closing) from and against all Losses arising out of or relating to Indemnified Taxes. The indemnification obligations of Seller under this Section 6.06(k) shall survive the Closing until sixty days after the expiration of the applicable statute of limitations (giving effect to any extensions or waivers thereof).

Section 6.07 Release of Acquired Company Credit Support; Provision of Additional Acquired Company Credit Support.

(a) During the Interim Period, (i) Buyer shall use commercially reasonable efforts to provide that, effective as of the Closing, Seller and its Affiliates (excluding the Controlled Entities) shall be released from all Liabilities arising out of the Acquired Company Credit Support and substitute arrangements, if required by any beneficiary of any such Acquired Company Credit Support, procured by Buyer or any of its Affiliates shall be in full force and effect, including by providing replacement Credit Support, in each case, in an amount not to exceed the “Subject Amount” set forth on Schedule B-1 next to each such Acquired Company Credit Support in a form reasonably acceptable to Buyer and the beneficiary thereof (provided, that if Buyer is not successful, following the use of commercially reasonable efforts, in obtaining the release of such Acquired Company Credit Support as of the Closing (each such Acquired Company Credit Support until such time as the same is fully and unconditionally released, a “Continuing Support Obligation”), then from and after the Closing with respect to each Continuing Support Obligation, (w) Buyer shall continue to use commercially reasonable efforts to obtain promptly the release of such Continuing Support Obligation, (x) effective as of the Closing until such Continuing Support Obligation is replaced, Buyer shall deliver, or cause to be delivered, to Seller or its designated Affiliate and cause to be maintained one or more Qualified Letters of Credit with an aggregate stated amount equal to the “Subject Amount” set forth on Schedule B-1 with respect to such Continuing Support Obligation which Seller may draw upon solely to satisfy the amount of any demand or draw upon (or any Liability arising out of or in connection with) such Continuing Support Obligation (“Continuing Support Obligation Claim”), (y) Seller shall not (and shall cause its designated Affiliates not to) withdraw, cancel or relinquish such Continuing Support Obligation unless and until replaced in accordance herewith for so long as Buyer maintains the applicable Qualified Letter of Credit in favor of Seller or its designated Affiliate with respect thereto, and (z) Buyer shall not, and shall cause the Acquired Companies not to, amend the limitation of liability (or equivalent) provision of such Continuing Support Obligation in any manner that would reasonably be expected to cause the obligations guaranteed or supported by such Continuing Support Obligation to exceed the aggregate amount of the applicable Qualified Letter of Credit in favor of Seller or its designated Affiliate with respect thereto (unless the Seller or its designated Affiliate is provided, as a condition to the effectiveness of such amendment, additional or incremental Qualified Letter(s) of Credit with an aggregate stated amount equal to such excess)), and (ii) Buyer shall cause the Additional Acquired Company Credit Support procured by Buyer or any of its Affiliates to be in full force and effect as of the Closing. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement (including this Section 6.07(a)) will require Buyer or any of its Affiliates (or JPMorgan Chase Bank, N.A., J.P. Morgan Investment Management Inc. or any of their respective Affiliates) to cause any Credit Support to be posted from any fund, investment vehicle or account managed or advised by any Affiliate of Buyer (or any other direct or indirect equityholder of Buyer). If 30 days prior to the expiration of any Qualified Letter of Credit with respect to any Continuing Support Obligation in accordance with its terms, Buyer has not delivered a renewed or replaced Qualified Letter of Credit with respect to such Continuing Support Obligation to Seller or its designated Affiliate, then, prior to the expiration, renewal or replacement thereof, Seller may draw the maximum amount of funds from such expiring Qualified Letter of Credit, and hold the amount of such drawn funds in escrow to satisfy any such Continuing Support Obligation Claim, until such time as Buyer delivers a renewed or replacement Qualified Letter of Credit to Seller or its designated Affiliate, which drawn funds (less any amounts used to satisfy any Continuing Support Obligation Claim) shall be returned to Buyer upon delivery of such renewed or replacement Qualified Letter of Credit. From and after the Closing, Buyer shall indemnify Seller and its applicable Affiliates with respect to any Continuing Support Obligation Claims to the extent of any expired Qualified Letters of Credit for which Seller or its designated Affiliates have not drawn funds in accordance with the immediately foregoing sentence.

(b) The actions set forth in Section 6.07(a) shall be taken by Buyer at its sole risk, cost and expense, and Seller agrees to provide reasonable cooperation reasonably requested by Buyer and that is necessary and customary in connection with the actions set forth in Section 6.07(a), including by, upon reasonable prior notice and at reasonable times and locations to be mutually agreed (not to be unreasonably withheld, conditioned or delayed), facilitating discussions with any beneficiary of any Acquired Company Credit Support or Additional Acquired Company Credit Support (it being understood that in no event shall Seller, any Acquired Company, any of its respective Affiliates or any of its or their Representatives be required to provide any projections or other pro forma financial statements or other forward-looking financial information or information or assistance, make any payment, or assume or incur any Liability, become subject to any potential Liability, or grant any other accommodation (financial or otherwise) to any Person in connection therewith, including executing, delivering or entering into, or performing any financing agreement or other agreement, document or instrument that is not contingent upon the Closing or that would be effective prior to the Closing, and none of Seller, any of its Affiliates or any of its or their Representatives shall be required to adopt resolutions approving the agreements, documents and instruments pursuant to which any financing or substitute arrangements are obtained). Buyer shall not initiate first contact with any beneficiary of any Acquired Company Credit Support or Additional Acquired Company Credit Support, which contact shall be facilitated by Seller as soon as reasonably practicable following Buyer’s request therefor. In addition, Buyer shall provide Seller with an opportunity to participate in any subsequent substantive discussion with any such beneficiary and, at the reasonable request of Seller, shall include Seller in any material correspondence with such beneficiary relating to such Acquired Company Credit Support or Additional Acquired Company Credit Support, or the transactions contemplated hereby. Notwithstanding anything to the contrary herein, in no event will Buyer be deemed to be in breach of its obligations under Section 6.07(a) if such breach is a result of Seller’s breach of any of its obligations under this Section 6.07(b).

Section 6.08 Insurance. Buyer shall be solely responsible from and after the Closing for providing or procuring insurance for the Acquired Companies. Buyer acknowledges and agrees that all insurance arrangements maintained by Seller or any of its Affiliates (excluding the Controlled Entities) for the benefit of the Acquired Companies will be terminated as of the Closing and the Acquired Companies will cease to be insured by, have access or availability to, be entitled to make claims on, or claim benefits or seek coverage under, Seller’s or its Affiliates’ (excluding the Controlled Entities) insurance policies or self-insurance programs; provided, that, from and after the Closing, (a) Buyer shall, and shall cause its Affiliates to, use commercially reasonable efforts to cooperate and assist Seller and its Affiliates with respect to the resolution of claims relating to the Acquired Companies that were made prior to the Closing Date under Seller’s or its Affiliates’ insurance policies covering the Acquired Companies, including providing information reasonably requested by Seller and its Affiliates in order to resolve any such claims, and (b) in respect of any claims commenced after the Closing Date arising from an event or occurrence prior to the Closing Date, the Acquired Companies, subject to the terms and conditions of the applicable policies, may make claims on any of Seller’s or its Affiliates’ occurrence-based insurance policies covering the Acquired Companies at the time of such event or occurrence, and Seller and its Affiliates shall use commercially reasonable efforts to assist Buyer and the Acquired Companies in asserting any such claims, it being understood and agreed that (i) Buyer shall be solely liable for, and Seller shall have no obligation to pay or reimburse Buyer or the Acquired Companies for, all deductibles and retentions and all uninsured, uncovered, unavailable or uncollectable amounts relating to or associated with such claims, whether made by the Acquired Companies, their respective employees or third parties and (ii) Seller and its Affiliates shall take no action to exclude or remove any Acquired Company from coverage that may be available under any of Seller’s or its Affiliates’ occurrence-based insurance policies.

Section 6.09 Intercompany Accounts and Affiliate Contracts. At or prior to the Closing, Seller shall have caused (a) all Liabilities under the Intercompany Accounts to be paid, settled, netted, cancelled, forgiven and/or released and (b) except as set forth on Section 6.09 of the Seller Disclosure Schedules and except for any Transaction Documents, all Affiliate Contracts to be terminated, in each case, without any further force or effect following the Closing such that Buyer and the Acquired Companies, on the one hand, and Seller, its Affiliates (excluding the Acquired Companies) and its and their respective directors, managers and officers, as applicable, on the other hand, do not have any further Liability to one another in respect thereof following the Closing. Without limiting the foregoing, to the extent any Affiliate Contract (other than those set forth in Section 6.09 of the Seller Disclosure Schedules) remains in effect from and after Closing, Seller shall cause any such remaining Affiliate Contract to be terminated promptly following written notice from Buyer to Seller, at no cost or Liability to Buyer or any of its Affiliates.

Section 6.10 D&O Indemnified Parties.

(a) Buyer acknowledges and agrees that all rights to indemnification, expense advancement, and exculpation for actions or omissions of all current and former directors, managers and officers of the Acquired Companies (the “D&O Indemnified Parties”) occurring at or prior to the Closing, as set forth in the Organizational Documents of the Acquired Companies as in effect on the Execution Date shall survive the Closing and shall continue in full force and effect. From and after the Closing Date until the sixth anniversary thereof, Buyer shall (and shall cause the Acquired Companies to) maintain the provisions with respect to indemnification, expense advancement and exculpation of the D&O Indemnified Parties as set forth in the Organizational Documents of the Acquired Companies as of the Execution Date, which provisions shall not be terminated, amended, repealed or otherwise modified in any manner with respect to the rights thereunder of any D&O Indemnified Party (other than any amendment, repeal or other modification thereof agreed to in writing by such D&O Indemnified Party). Any claims for indemnification, advancement of expenses or exculpation pursuant to such Organizational Documents as to which Buyer or any Acquired Company has received written notice before the sixth anniversary of the Closing Date will survive until such claims have been finally adjudicated, settled or otherwise resolved.

(b) From and after the Closing Date until the sixth anniversary thereof, Buyer shall cause the Acquired Companies to maintain in effect (at its own cost and expense) directors’ and officers’ liability insurance or a tail insurance policy, in each case, at the same level and scope of coverage as provided by the directors’ and officers’ liability insurance policy provided for directors and officers of the Acquired Companies as of the Execution Date; provided, that if the aggregate cost of such tail insurance policy would exceed 300% of the current annual premium for the directors’ and officers’ liability insurance policy provided for directors and officers of the Acquired Companies as of the Execution Date, the maximum amount of tail insurance reasonably available for a cost not to exceed such amount shall be maintained in effect (such 300% cap, the “Buyer D&O Tail Cap”) unless Seller pays the excess cost.

(c) If Buyer, any of the Acquired Companies, or any of its or their respective successors or assigns (i) consolidates with or merges into any other Person and will not be the continuing or surviving entity of such consolidation or merger or (ii) transfers all or substantially all of its assets to any Person, then, in each such case, Buyer shall cause proper provision to be made so that the successors and assigns of Buyer or such Acquired Company will assume the obligations set forth in this Section 6.10.

Section 6.11 Post-Closing Access to Books and Records. From and after the Closing, Buyer shall (and shall cause its Affiliates to) provide Seller, its Affiliates and its and their respective Representatives, at their sole cost, reasonable access, during normal business hours, to the personnel, books and records of the Acquired Companies (and Buyer and its Affiliates (excluding the Acquired Companies) solely to the extent related to the Acquired Companies) for periods prior to the Closing as may be reasonably necessary for (a) investigating, settling, preparing for the defense or prosecution of, defending or prosecuting any audit or Proceeding, (b) resolving claims under insurance policies of Seller or its Affiliates as contemplated by Section 6.08, (c) preparing reports to equity holders or Governmental Authorities or (d) preparing and delivering any accounting or other statement provided for under this Agreement or otherwise, preparing Tax Returns, pursuing Tax refunds or responding to or disputing any Tax audit or Proceeding, or the determination of any matter relating to the rights and obligations of Seller or any of its Affiliates under this Agreement or any other Transaction Document (including relating to any Retained Company, the Retained Proceedings or any other Retained Asset or any Retained Liability); provided, that (i) such access is permitted pursuant to applicable Law and does not unreasonably disrupt the personnel, or unreasonably interfere with the operations, or, in Buyer’s reasonable determination, endanger the health or safety of any personnel of Buyer or any Acquired Company, and Seller, its Affiliates and its and their respective Representatives shall use commercially reasonable efforts to conduct all communications with personnel and all on-site investigations in an expeditious manner; (ii) all such requests for access shall be directed to Buyer or such Representative of Buyer as Buyer may designate to Seller in writing from time to time, and (iii) Buyer or its designated Representative shall have the right to be present in the event that Seller, any of its Affiliates or any of its or their respective Representatives conducts any on-site investigations of the properties of the Acquired Companies. Notwithstanding anything to the contrary in this Agreement, Buyer shall not be required to provide such access to the extent that it (A) would reasonably be expected to jeopardize any attorney-client, attorney work-product protection, other legal privilege or contractual confidentiality obligations, (B) would reasonably be expected to contravene any applicable Law, Permit, Contract, fiduciary duty or binding obligation of Buyer, any Acquired Company or any of its respective Affiliates, (C) is pertinent to any litigation in which Buyer, any Acquired Company or any of its respective Affiliates, on the one hand, and Seller or any of its Affiliates, on the other hand, are adverse parties (without limiting any rights of any party to such litigation to discovery in connection therewith), (D) relates to any bids or offers received by Buyer, any Acquired Company or any of its respective Affiliates (including through any Representatives of any of the foregoing) to purchase or invest in any of the Acquired Companies or all or any portion of their respective assets or (E) otherwise would reasonably be expected to expose Buyer, any Acquired Company or any of its respective Affiliates to any material risk of Liability (provided, that if Buyer or any of its Affiliates withholds access or information in reliance on the foregoing clauses (A) through (E), Buyer shall provide Seller with written notice thereof and use commercially reasonable efforts to provide such access or information (or the applicable portion thereof) in a manner that would not jeopardize such privilege or protection, contravene such Law, Permit, Contract, duty or obligation, or result in such disclosure, including pursuant to redaction, “clean team” or counsel-only arrangements). For the avoidance of doubt, none of Seller, any of its Affiliates or any of its or their respective Representatives shall be entitled to any information regarding the businesses, assets, liabilities, financial condition or results of operations (including any Tax Returns) of Buyer or any of its Affiliates (excluding the Acquired Companies). Buyer shall (and shall cause its Affiliates to), for a period of seven years following the Closing Date, maintain and preserve all books and records of the Acquired Companies (and Buyer and its Affiliates (excluding the Acquired Companies) to the extent relating to the Acquired Companies) for periods prior to the Closing.

Section 6.12 Press Releases and Communications. Buyer and Seller shall reasonably cooperate to prepare, and mutually agree to the text of, any and all public announcement regarding the transactions contemplated by this Agreement. Notwithstanding the foregoing, none of the Parties will make any public announcement or issue any public communication regarding this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby or any matter related to the foregoing (including the identity of the parties to the Transaction Documents) without the prior written consent of Seller, in the case of a public announcement or communication by Buyer (or any Acquired Company following the Closing), or Buyer, in the case of a public announcement or communication by Seller (or any Acquired Company prior to the Closing) (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except (i) if such announcement or other communication is required by applicable Law, Governmental Authority or rule or requirement of any applicable securities exchange, in which case the disclosing Party shall, to the extent permitted by applicable Law, first allow Buyer or Seller, as applicable, to review such announcement or communication and comment thereon, and the disclosing Party shall consider such comments in good faith; (ii) in connection with any Proceeding between or among the parties regarding this Agreement or the transactions contemplated hereby; (iii) with respect to any public statement by Seller or any of its Affiliates or Representatives, in connection with any investor conference call or meeting, meeting with its or their regulators or ratings agencies, or in response to questions from the press, analysts, investors, employees, customers, suppliers or other business relations to the extent consistent with any press release, public disclosure or public statement or any communications plan, Q&A or talking points in each case under this clause (iii), previously agreed with Buyer; provided, that for the avoidance of doubt, in each case under clause (i) and (iii), in no event shall any Party make, or allow to be made, any public announcement or communication that includes or references any direct or indirect owner of Seller or Buyer without the prior written consent of the Person referred to in such announcement or statement except to the extent consistent with any press release, public disclosure or other communications previously agreed with Buyer. Notwithstanding anything to the contrary herein or in the Confidentiality Agreement, either Buyer or Seller may provide information relating to the transactions contemplated by this Agreement and the other Transaction Documents as follows (which, for the avoidance of doubt, shall not be deemed to be a public announcement or communication): (I) internal announcements to employees of the Acquired Companies and other service providers engaged by the Acquired Companies consistent with a communications plan mutually agreed upon by Buyer and Seller, (II) communications to Governmental Authorities made by any Party in connection with seeking or obtaining Consents relating to the transactions contemplated by this Agreement required to be made or obtained hereunder, (III) communications by any Party to beneficiaries of Acquired Company Credit Support and Additional Acquired Company Credit Support and other counterparties from or with whom other Consents are required to be obtained or made pursuant to this Agreement, (IV) communications by Buyer to insurers, potential co-investors or Debt

Financing Sources of Buyer and (V) communications by any Party to any of its direct or indirect current or prospective equityholders, Affiliates of such Party and its and their respective Representatives for purposes of compliance with its or its Affiliates’ respective reporting obligations or in connection with its or its Affiliates’ financing, fundraising or marketing activities or fund reporting (in the case of Buyer under this clause (V), including any communications to JPMorgan Chase Bank, N.A., J.P. Morgan Investment Management Inc. or any of their respective Affiliates), in the case of clauses (IV) and (V), subject to customary confidentiality obligations for non-Affiliates. In no event shall any public announcement reference “J.P. Morgan Chase”, “J.P. Morgan Asset Management”, the “Infrastructure Investment Fund”, or any of their respective Affiliates, without the prior written consent of the Person referred to in such announcement except to the extent referenced in any public announcement or other issued public communication previously consented to in writing by Buyer.

Section 6.13 Use of Seller Marks. Buyer hereby acknowledges and agrees that it does not obtain, pursuant to this Agreement, any other Transaction Document or otherwise, any right, title, interest, license or any other right whatsoever to use the Seller Marks, whether by implication, estoppel, or otherwise, except for the limited rights expressly set forth in this Section 6.13. Buyer shall (at its own cost and expense), and shall cause its Affiliates (including the Acquired Companies from and after the Closing) to: (a) within 30 days thereafter, make any and all required filings with any office, agency or body to effect the elimination of any use of the Seller Marks from the entity names of any Acquired Companies, and (b) within 120 days after the Closing, (i) remove, cover or conceal all Seller Marks from all assets and materials of the Acquired Companies, and (ii) cease all other use of the Seller Marks. Effective upon the Closing, Seller and its Affiliates hereby grant to the Acquired Companies a worldwide, non-exclusive, fully paid-up, royalty-free, non-transferable license (which may be sublicensed solely to the extent sublicensed by the Acquired Companies as of the Closing) to use and display the Seller Marks during the foregoing transition periods solely as such Seller Marks were used or displayed as of the Closing and for purposes consistent with customary “phase out” use. Notwithstanding anything to the contrary in this Section 6.13, Buyer and its Affiliates (including the Acquired Companies from and after the Closing) may at all times after the Closing Date use the Seller Marks (I) in a neutral manner to describe the history of the Parties’ relationship or otherwise as required by applicable Law; (II) in historical legal and business documents and internal materials not visible to the public; and (III) in a manner that would constitute a “fair use” under applicable Law. Buyer shall not challenge the ownership of the Seller Marks or any application for registration thereof or any registration thereof, or any rights of Seller or its Affiliates therein. Buyer shall not, and shall cause its Affiliates (including the Acquired Companies from and after the Closing) not to, (i) use any Seller Marks in any manner inconsistent in any material respect with their use by the Acquired Companies in the twelve (12) months prior to the Closing, or (ii) use any Seller Marks in connection with any products or services other than those with a quality materially consistent with the quality provided by Seller or its Affiliates in the twelve (12) months prior to the Closing.

Section 6.14 Employee Matters.

(a) Seller has made available to Buyer, as of the Execution Date, a true, correct and complete list of all Available Employees, including the number of his or her years of service with Seller or its Affiliates and expressly identifying: (i) employees who wholly or primarily provide services to the Acquired Companies, designating each such employee whose employment will be transferred to an Acquired Company pursuant to this Section 6.14(a) and (ii) employees who do not wholly or primarily provide services to the Acquired Companies but who have been designated by mutual agreement between Buyer and Seller as an “Available Employee”, designating each such employee whose employment will be transferred to an Acquired Company pursuant to this Section 6.14(a) (the “Available Employees List”), which list shall be updated by Seller no later than the day immediately prior to the earlier of (x) the initial running of an Acquired Company Payroll and (y) the Closing Date (such earlier date, the “Payroll Transition Date”), solely (A) to remove each Person who has ceased to be an employee of Seller or its Affiliates, (B) to add any Person who has filled the role previously held by any Person whose employment has terminated, (C) to fill any role listed as “Open” in the Available Employees List or (D) as otherwise mutually agreed by Buyer and Seller. Effective as of the Payroll Transition Date, Seller shall, or shall cause its Affiliates to (i) transfer the employment of each employee of the Acquired Companies who is not an Available Employee and each Inactive Employee to Seller or an Affiliate that is not an Acquired Company and (ii) transfer the employment of all Available Employees who are not employed by an Acquired Company (other than any Inactive Employee, whose employment shall be transferred, if at all, in accordance with Section 6.14(b)) to an Acquired Company, it being the intent of the Parties that as of the Closing, the Acquired Companies shall employ only Available Employees (other than any Inactive Employees). The Acquired Companies shall accept and assume (as applicable), (x) the employment of each such Available Employee, (y) all employment-related liabilities arising out of or relating to the employment of such Available Employees, whether arising prior to, on or following the Closing Date, and (z) liabilities with respect to the Acquired Companies Benefit Plans, as set forth in Section 6.14(e) below (collectively, the “Employee Transfers”).

(b) Seller shall be responsible for continuing to provide long-term disability benefits to any non-union Available Employee who is on long-term disability leave immediately prior to the Closing Date (each, an “Inactive Employee”). If an Inactive Employee is ready, willing and able to return to active employment within six months of the Closing Date (or such longer period as may be required by applicable Law or any applicable collective bargaining agreement), Buyer or one of its Affiliates shall cause an Acquired Company to offer employment to such employee on terms consistent with those applicable to Available Employees generally under this Section 6.14 and each such employee who accepts such offer shall be treated as a Continuing Employee from and after the date employment with Buyer or its Affiliate commences. Buyer shall return to work any inactive Available Employee who is subject to a collective bargaining agreement and who is on a leave of absence as of the Closing Date, but who subsequently becomes able to return to work within the period provided in the collective bargaining agreement that applied to such Available Employee immediately prior to the Closing Date (or such longer period as may be required by applicable Law).

(c) Buyer agrees that, effective as of the Closing Date and for a one-year period thereafter (the “Continuation Period”), Buyer or one of its Affiliates shall provide, or shall cause the Acquired Companies to provide, to each employee of the Acquired Companies immediately prior to the Closing who continues employment with Buyer, the Acquired Companies or its or their respective Affiliates following the Closing (each, a “Continuing Employee”) (i) an annual base salary and base wages, and cash incentive compensation opportunities, that are no less favorable, in the aggregate, than the annual base salary and base wages and target incentive compensation opportunities, that are provided or available to each Continuing Employee immediately prior to the Closing and (ii) other employee benefits (including severance benefits, but excluding defined benefit pension, non-qualified deferred compensation, and retiree or post-termination health or welfare benefits) that are no less favorable, in the aggregate, than the employee benefits (including severance benefits, but excluding defined benefit pension, non-qualified deferred compensation, and retiree or post-termination health or welfare benefits) provided or available to each Continuing Employee immediately prior to the Closing under the DTE Benefit Plans that correspond to the Newly Established Plans. Without limiting the foregoing, Buyer or one of its Affiliates shall provide, or shall cause the Acquired Companies to provide, each Continuing Employee whose employment is terminated during the Continuation Period with the severance pay and benefits set forth on Section 6.14(c) of the Seller Disclosure Schedules.

(d) Acquired Company Benefits and Payroll.

(i) Newly Established Plans. Seller shall cause the Acquired Company that serves or will serve as the employer to the Continuing Employees to adopt health and welfare plans and a defined contribution intended to be qualified under Section 401(a) of the Code (the “New 401(k) Plan”) that are “mirror” plans in all material respects to the analogous DTE Benefit Plans set forth on Section 6.14(d)(i) of the Seller Disclosure Schedules (“Newly Established Plans”) Continuing Employees will commence participation in the Newly Established Plans immediately prior to the date of the Payroll Transition Date. Seller shall provide Buyer with drafts of the Newly Established Plans prior to adoption for Buyer’s review. Seller shall consider and discuss any reasonable comments on such new employee benefits made by Buyer.

(ii) Payroll. Prior to the occurrence of the initial Acquired Company Payroll run, Seller shall cause the Acquired Company that serves or will serve as the employer to the Continuing Employees to (i) contract with a payroll provider to establish payroll accounts and enter into payroll processing arrangements as necessary to process payroll and (ii) take all other actions reasonably necessary so that, as of the Closing, the Acquired Companies can pay wages and benefits, withhold and remit Taxes, and comply with all related reporting obligations for the Continuing Employees without reliance on Seller or its Affiliates.

(iii) Live Payroll Run. Prior to the Closing Seller shall use reasonable best efforts to cause the applicable Acquired Company employer to process and pay at least one Successful Acquired Company Payroll for the Continuing Employees through the newly established Acquired Company’s payroll function, under the applicable Acquired Company’s own employer identification number and payroll accounts (the “Acquired Company Payroll”). A “Successful Acquired Company Payroll” shall mean the running of an Acquired Company Payroll, resulting in: (i) payment of all wages and other compensation then due to the Available Employees; (ii) the withholding, deposit and remittance of all applicable federal, state and local income and employment Taxes; (iii) the processing of all employee deductions and contributions, including deferrals and contributions to the Newly Established Plans and remittance of those amounts to the applicable plan trustees, insurers and administrators; (iv) the processing of any garnishments, levies and other legally required deductions; (v) the delivery of a reconciliation showing that the gross pay, deductions, withholdings and net pay for each Available Employee are materially consistent with the amounts that would have been paid under Seller’s payroll systems. Prior to the earlier of (x) a Successful Acquired Company Payroll and (y) Closing, Seller shall process payroll for the Available Employees under its existing payroll systems (integrating the Newly Established Plans). If the Acquired Company employer cannot process and pay at least one Successful Acquired Company Payroll for the Continuing Employees prior to Closing, as described above, then, following the Closing, Seller shall continue to (A) use such reasonable best efforts to complete a Successful Acquired Company Payroll in cooperation with the Acquired Companies and (B) process payroll for the Continuing Employees under its existing payroll systems (integrating the Newly Established Plans) until such Successful Acquired Company Payroll has been completed and reconciled in accordance with this section (the “TSA Period”). Buyer and its Affiliates (including the Acquired Companies) shall pay all employee-related compensation and benefits costs for any payroll processed by Seller for the Continuing Employees during the TSA Period and the Acquired Companies shall pre-fund such employee-related payroll costs. Any administrative or similar costs during the TSA Period shall be borne by Seller. Seller and Buyer shall cooperate to effectuate payroll payment during the TSA Period.

(iv) Workers’ Compensation. If requested by Buyer within thirty (30) days following the date of this Agreement, Seller shall cause each Acquired Company that will employ Continuing Employees as of the Closing to procure and bind, effective as of 12:01 a.m. on the Payroll Transition Date, workers’ compensation and employer’s liability insurance with current carriers on the same terms as currently provided by current carriers under DTE insurance policies. Seller shall cooperate with Buyer to accommodate any adjustment in the coverage terms of any workers’ compensation or employer’s liability policies requested by Buyer. The premiums and costs of the coverage for periods beginning on or after the Closing Date shall be borne by the Acquired Companies. All Liabilities for workers’ compensation claims arising from injuries, illnesses or exposures occurring before the Payroll Transition Date shall remain with Seller. All Liabilities for workers’ compensation claims arising from injuries, illnesses or exposures occurring on or after the Payroll Transition Date shall be covered by the insurance policies put in place for the Acquired Companies.

(v) Costs. All reasonable costs and expenses of the actions described in this Section 6.14(d) shall be borne by Buyer (except as expressly provided in this Section 6.14(d)). Seller shall deliver to Buyer, within fifteen (15) Business Days after the end of each calendar month, a statement setting forth in reasonable detail the costs and expenses incurred during that month in connection with the actions described in this Section 6.14(d), together with reasonable supporting documentation.

(vi) No Assumption of Seller Plan Liabilities. Nothing in this Section 6.14(d) shall cause Buyer, the Acquired Companies or any of their Affiliates to assume, or become liable for, any Liability under any DTE Benefit Plan, all of which shall remain Liabilities of Seller unless otherwise assumed under this Agreement.

(vii) Seller shall pay, or cause to be paid, and shall retain all Liability for, all wages, salaries, commissions, bonuses and other compensation earned by Available Employees for all periods through and including the Closing Date, together with all related employment Taxes and withholdings, in each case when due under applicable Law and Seller’s payroll practices (including in connection with the Pre-Closing Payroll).

(viii) Without limiting Section 6.14(g), the Parties shall cooperate in good faith to (i) coordinate employee communications regarding the transition to the Newly Established Plans and the Acquired Companies’ payroll, and (ii) transfer to the Acquired Companies all employee data, plan records and payroll records reasonably required to administer the Newly Established Plans and the payroll function, subject to applicable privacy Law.

(ix) Wage Reporting. Seller and Buyer shall, and shall cause the Acquired Companies to, use the standard procedure set forth in Section 4 of Revenue Procedure 2004-53, 2004-34 I.R.B. 320, for wage reporting for the Continuing Employees for the calendar year in which the Closing occurs. To the extent permitted by applicable Law, the parties intend that the applicable Acquired Company be treated as a “successor employer” for purposes of Sections 3121(a)(1) and 3306(b)(1) of the Code and the corresponding state unemployment provisions. Seller shall provide the Buyer with all wage, withholding and payroll Tax information for the Continuing Employees for that calendar year that is reasonably needed for those purposes.

(e) Following the Closing Date, subject to and consistent with Section 6.14(f), Buyer shall, and shall cause the Acquired Companies to, honor, comply with the terms of, and fulfill all obligations under the Acquired Companies Benefit Plans and Seller and its Affiliates (excluding the Controlled Entities) shall not retain any Liability arising out of or relating to such Acquired Companies Benefit Plans for the period following the Closing Date.

(f) For all purposes under the employee benefit plans of Buyer and its Affiliates providing benefits to any Continuing Employees after the Closing Date (the “New Plans”) and the Newly Established Plans, Buyer shall ensure each Continuing Employee shall be credited with his or her years of service with Seller and its Affiliates (including the Controlled Entities) and their respective predecessors before the Closing Date. In addition, and without limiting the generality of the foregoing, Buyer shall cause, or shall direct any of its applicable Affiliates to cause, (i) each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans, (ii) all pre-existing condition exclusions and actively-at-work requirements of such New Plans to be waived for such Continuing Employee and his or her covered dependents, and (iii) any eligible expenses incurred by such Continuing Employee and his or her covered dependents to be taken into account under any New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents except (A) where such period of service was not recognized or credited by Seller prior to the Closing Date, (B) for purposes of benefit accrual under defined benefit plans and (C) to the extent such credit would result in a duplication of accrual of benefits.

(g) Effective as of the day immediately prior to the Payroll Transition Date, Continuing Employees who are participants in the DTE Energy Company Savings and Stock Ownership Plan (as amended and restated effective January 1, 2022) (the “Seller 401(k) Plan”) shall cease to be eligible for any future contributions to the Seller 401(k) Plan and shall be entitled to a distribution of their account balance under the Seller 401(k) Plan, in accordance with and to the extent permitted by Code Section 401(k)(10) and other applicable provisions of the Code. Continuing Employees who receive an eligible rollover distribution (within the meaning of Section 402(f)(2) of the Code, including a direct rollover distribution within the meaning of Section 401(a)(31) of the Code) from the Seller 401(k) Plan shall, subject to the provisions of Section 402 of the Code, be eligible to make a rollover contribution to a tax-qualified defined contribution plan sponsored by Buyer or its Affiliates (“Buyer 401(k) Plan”). To the extent that a direct rollover distribution, within the meaning of Section 401(a)(31) of the Code, is made, such rollover contribution may include promissory notes for loans made to Continuing Employees under the terms of the Seller 401(k) Plan. Alternatively, if mutually agreed between Seller and Buyer, as soon as practicable after the Closing Date, Seller shall cause the trustee of the Seller 401(k) Plan to transfer to the trustee of the New 401(k) Plan, by direct trust-to-trust transfer that complies with Section 414(l) of the Code, the full account balances of the Available Employees who commenced participation in the New 401(k) Plan. Such transfer shall be made in cash, except that outstanding participant loan notes shall be transferred in kind. Upon the transfer, the New 401(k) Plan shall assume all liabilities for the transferred account balances and shall preserve all benefits protected under Section 411(d)(6) of the Code. Seller and Buyer shall cooperate, and shall cause their respective Affiliates, plan administrators, and trustees to cooperate, to effect the transfers or rollovers, as the case may be, including by exchanging records and evidence of plan qualification, providing any required notices, and making any required filings.

(h) With respect to the annual cash incentive plans in which Available Employees participate, which are set forth on Section 6.14(i) of the Seller Disclosure Schedules (the “Annual Incentive Plans”), Seller shall pay, or shall cause one of its Affiliates to pay, each Continuing Employee who is a participant in an Annual Incentive Plan (each an “Incentive Plan Participant”) a pro-rated annual incentive award with respect to the portion of the year during which the Closing Date occurs that has elapsed prior to the Closing Date, which bonus shall be determined based upon the greater of target or actual corporate performance through the Closing Date, as determined by Seller or its applicable Affiliate prior to the Closing Date in good faith and consistent with past practice, and paid to the applicable Incentive Plan Participant no later than the earlier of the date that is 90 days following the Closing Date or March 15 of the year following the year in which the Closing Date occurs. Further, Buyer or one of its Affiliates shall provide, or shall cause the Acquired Companies to provide, each Incentive Plan Participant who remains employed with Buyer, the Acquired Companies or its or their respective Affiliates through the end of the year during which the Closing Date occurs with a pro-rated annual cash incentive award with respect to the portion of such year that occurs after the Closing, the amount of which shall be based on actual performance, as determined by Buyer in good faith in accordance with the terms of the applicable annual incentive plan of Buyer or its Affiliates; provided, that in no event shall payment of any amounts pursuant to this Section 6.14(h) result in the duplication of payments to any Incentive Plan Participant under any other incentive, severance or other similar arrangement.

(i) Seller shall, and shall cause its Affiliates to, cooperate in good faith with Buyer and its Affiliates, and with any insurance carrier, third-party administrator, recordkeeper, payroll provider or other service provider designated by Buyer. Seller shall provide, as promptly as practicable (and in any event within ten (10) Business Days) following Buyer’s request, all information, data, records, documents and assistance reasonably necessary or advisable to permit Buyer or its Affiliates (including the Acquired Companies) to design, establish, implement and administer, effective no later than the Closing, the New Plans and the payroll, human resources information systems, timekeeping, workers’ compensation, leave administration and other human resources functions for the Continuing Employees including employee census data, benefit elections and coverage tiers, year-to-date compensation, withholding and deduction data, deductible and out-of-pocket accumulators, leave and disability status, and plan claims experience to the extent reasonably available, subject to applicable privacy Law.

(j) Notwithstanding anything in this Section 6.14 or this Agreement to the contrary, the terms and conditions of employment for any Continuing Employees covered by a Collective Bargaining Agreement shall be governed by the applicable Collective Bargaining Agreement until the expiration, modification or termination of such Collective Bargaining Agreement in accordance with its terms or applicable Law. From and after the Closing, Buyer shall, and shall cause its Affiliates (including the Acquired Companies after the Closing) to, honor and assume and agree to be bound by the Collective Bargaining Agreements identified in Section 4.13(b) of the Seller Disclosure Schedules.

(k) Effective as of the Closing, Seller, on behalf of itself and each of its Affiliates, hereby irrevocably waives and releases each Available Employee from, and agrees not to enforce, any non-competition, non-solicitation, confidentiality, non-disclosure, or other restrictive covenant or similar obligation (whether contained in any employment agreement, equity or incentive award agreement, severance agreement, policy, or otherwise) (collectively, “Restrictive Covenants”) owed to Seller or any of its Affiliates, in each case solely to the extent such Restrictive Covenant would prevent, restrict, or impair such Available Employee from being employed by, or performing services for, Buyer, the Acquired Companies, or any of their respective Affiliates following the Closing.

(l) The Parties acknowledge and agree that all provisions contained in this Section 6.14 are included for the sole benefit of the Parties. This Agreement is not intended by the Parties to, and nothing in this Section 6.14 or otherwise in this Agreement, whether express or implied, shall, (i) constitute an amendment to any Employee Benefit Plan or (ii) confer on any employee or any other Person (other than the Parties) any rights or remedies (including any right to employment or other service relationship or any third-party beneficiary rights).]

Section 6.15 Retained Matters.

(a) At or prior to Closing, subject to Section 6.15(b), Seller shall, and shall cause its Affiliates (including the Acquired Companies) to (i) consummate the steps set forth in Section 6.15 of the Seller Disclosure Schedules and otherwise take any other steps necessary to transfer all right, title and interest of any Acquired Company in and to the Retained Assets and Retained Liabilities to Seller or one or more of its Affiliates other than the Acquired Companies (and Seller or one or more of its Affiliates (other than the Acquired Companies) to assume all of the benefits, obligations, Liabilities, rights and remedies relating to such Retained Assets and Retained Liabilities) (collectively, the “Intercompany Transfers”) (which Intercompany Transfers shall be evidenced by documentation (which, for the transfer of the Dearborn Air Permit, may be a screen shot of an electronic portal evidencing consummation of the transfer to Seller or its applicable Affiliate (other than the Acquired Companies)) and, if any Acquired Company is to be party to such documentation or if any Acquired Company or any of their respective assets would be bound by such documentation, then (x) Seller shall provide drafts of such documentation for Buyer’s review at least 10 days prior to the anticipated execution date of such documentation and (y) such documentation shall be in form and substance reasonably acceptable to Buyer (with any acceptance by Buyer not to be unreasonably withheld)) and (ii) the Acquired Companies shall be released from all Liabilities arising out of any Retained Company Credit Support and substitute arrangements, if required by any beneficiary of any such Retained Company Credit Support, procured by Seller or any of its Affiliates (other than the Acquired Companies) shall be in full force and effect, including by providing replacement Credit Support. For the avoidance of doubt and notwithstanding anything to the contrary herein, all costs, expenses, Taxes and other Liabilities arising from any action under this Section 6.15 shall be borne solely by Seller and, to the extent any such cost, expense, Tax or other Liability is incurred or payable (whether before, on or after Closing) by any Acquired Company but unpaid as of the Calculation Time, any such amount shall constitute Company Transaction Expenses.

(b) Seller and its Affiliates will use commercially reasonable efforts, at their sole cost and expense, from and after the date hereof to transfer the Dearborn Air Permit to DTE Electric Company as soon as reasonably practicable following the Execution Date and shall keep Buyer reasonably informed of the status of such transfer. To the extent that, despite commercially reasonable efforts by Seller and its Affiliates, the Dearborn Air Permit cannot be transferred at or prior to the Closing as a result of the failure to obtain any Consent required therefor from any Governmental Authority at or prior to the Closing, then Seller shall instead use commercially reasonable efforts to fully consummate such transfer of the Dearborn Air Permit as promptly as practicable following the Closing until such time as such Consent has been obtained, and (x) Seller (or its applicable Affiliate) shall be deemed to have assumed all of the benefits, obligations, Liabilities, rights and remedies under the Dearborn Air Permit and all Retained Liabilities in respect thereof, in each case, as if such transfer of the Dearborn Air Permit had been consummated, (y) upon obtaining the Consent required for the consummation of such transfer of the Dearborn Air Permit following the Closing, the Dearborn Air Permit and all Retained Liabilities in respect thereof shall promptly be transferred to Seller (or its applicable Affiliate), for no additional consideration and with effect as if transferred as of the Closing and (z) from and after the Closing, the Parties shall treat Seller (or its applicable Affiliate) as owner of the Dearborn Air Permit and the Retained Liabilities in respect thereof for applicable Tax purposes to the maximum extent permitted by applicable Law, in each case, subject to the terms and conditions of that certain Operation and Maintenance Agreement, dated as of October 6, 2017, by and between DTE Electric Company and DTE Dearborn CEP, LLC. Furthermore, after the transfer of the Dearborn Air Permit to DTE Electric Company, DTE Dearborn CEP, LLC or its Affiliate shall have the right to continue operating its emergency generator under Dearborn Air Permit unless it consents in writing to terminate such right.

(c) If, at any time after the Closing, any Party reasonably determines that Seller or any of its Affiliates holds, has received or has otherwise come into possession, directly or indirectly, of any Contract, asset, property, Liability or right that should have been transferred to Buyer or the Acquired Companies pursuant to Section 6.15 (or would be required to be transferred to the Acquired Companies to make the representations and warranties set forth in the second sentence of Section 4.16 or Section 4.22(a) true and correct as of the Closing in all material respects), Seller shall or shall cause the applicable Affiliate to promptly transfer such Contract, asset, property, Liability or right to Buyer or the applicable Acquired Company (and

Buyer shall cooperate with Seller to complete such transfer) at no additional cost or consideration. If at any time after the Closing, any Party reasonably determines that Buyer or any Acquired Company holds, has received or has otherwise come into possession, directly or indirectly, of any Contract, asset, property, Liability or right that should have been transferred to and retained by Seller or an Affiliate thereof pursuant to Section 6.15, then Buyer shall or shall cause the applicable Acquired Company to promptly transfer such Contract, asset, property, Liability or right to Seller (and Seller shall cooperate with Buyer to complete such transfer) at no additional cost or consideration.

Section 6.16 Financing Cooperation from Seller.

(a) Prior to the Closing, Seller shall, and shall cause the Acquired Companies to, and shall use commercially reasonable efforts to cause Seller’s and the Acquired Companies’ respective officers, employees and other Representatives to, in each case, use commercially reasonable efforts to provide, at the sole cost and expense of Buyer, such cooperation as may be necessary, customary and reasonably requested by Buyer in connection with the marketing, syndication or closing of any Debt Financing, in each case, as may be customary and reasonably requested by Buyer, including:

(i) cooperating in the preparation of any customary materials for rating agency presentations, lender presentations, bank book, or similar documents used in connection with the syndication and marketing of any financing arrangements (including the delivery of customary authorizations and representation letters, in each case, executed solely by an Acquired Company and not by Seller or any of its other Affiliates, including with respect to the presence or absence of material non-public information and the accuracy of the information contained therein (provided, that such customary authorization letters (or the bank information memoranda in which such letters are included) shall include customary language that exculpates such Acquired Company and each of its Subsidiaries from any liability in connection with the unauthorized use by the recipients thereof of the information set forth in any such bank confidential information memoranda or similar memoranda or report distributed in connection therewith)) and participating at customary and reasonable times and in a customary and reasonable number of meetings, due diligence sessions and road shows, in each case, during normal business hours and subject to reasonable advance written notice thereof, and at times and locations to be mutually agreed;

(ii) assisting Buyer and any Debt Financing Sources in preparing confidential information memoranda, rating agency presentations and similar documents;

(iii) furnishing to Buyer, following Buyer’s request, the Required Information;

(iv) reasonably cooperating with the due diligence efforts of the Debt Financing Sources, as such due diligence relates to the Acquired Companies, issuance of Qualified Letter(s) of Credit and preparation of any reports of independent consultants as may be reasonably required in connection with the Debt Financing;

(v) providing any existing documents or instruments related to the Acquired Companies constituting real property that are in the possession of Seller or its Affiliates that are reasonably requested by Buyer or any Debt Financing Sources to facilitate the pledging of the assets of the Acquired Companies as collateral for the Debt Financing (including surveys, deeds, title policies, flood determinations and customary information needed to perform lien searches, perfect collateral or complete schedules for the Debt Financing) (provided, that no such pledge shall be effective prior to Closing);

(vi) provide an introduction to the Buyer of the contract counterparties to any Material Contract or Real Property Leases in order to facilitate negotiation by the Buyer and such contract counterparties of customary direct agreements or estoppels, as applicable, with the Debt Financing Sources and it being understood, for the avoidance of doubt, (x) no such customary direct agreements or estoppels would be effective prior to the Closing, (y) all such new direct agreements and estoppels of the Buyer with such contract counterparties would be contingent upon the Closing and (z) no agreement with contract counterparties on the forms of such direct agreements or estoppels shall be a condition to Closing;

(vii) assisting with the preparation of customary definitive loan documentation for the Debt Financing (including schedules), including any customary guarantee, pledge and security documents and customary assistance with respect to any documentation related to material real property as reasonably requested by Buyer, and use commercially reasonable efforts to obtain any third-party consents or approvals, if any, and take any organizational actions, in each case, to the extent reasonably requested by Buyer to permit any reorganization, intercompany transfer or distribution of the equity interests of any Acquired Company to be effective as of the Closing in connection with the Debt Financing (provided, that any such documents or agreements and obligations contained in such documents, and any such reorganization, intercompany transfer or distribution, shall be effective no earlier than the Closing Date);

(viii) at least four Business Days prior to Closing (to the extent requested from Buyer at least nine Business Days prior to the anticipated Closing), providing all documentation and other information about the business of the Acquired Companies as is reasonably requested by Buyer, which is required with respect to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and that is required under the Debt Financing; and

(ix) otherwise providing to Buyer and its Debt Financing Sources such readily available documents and information relating to the Acquired Companies customarily required for debt financing; provided, that Buyer shall not distribute any marketing materials to any potential lenders or other parties without first providing Seller with the opportunity to review and comment thereon.

(b) Notwithstanding the foregoing, the cooperation and actions contemplated in Section 6.16(a) shall not be required to be taken if any such cooperation or action (i) unreasonably interferes with or disrupts the ongoing operations of Seller, any Acquired Company or any of its respective Affiliates, breaches any confidentiality obligations in any Material Contract (if such party shall have used reasonable best efforts to disclose such information in a way that would not violate such confidentiality obligations), causes significant competitive harm to the business of Seller and its Affiliates or creates a risk of damage or destruction to any material property or assets of Seller or any of its Affiliates, (ii) causes any representation or warranty in this Agreement to be breached, (iii) causes the failure of any condition to Closing set forth in Article VII to be satisfied or otherwise causes any breach of this Agreement or any Material Contract to which Seller, any Acquired Company or any of its respective Affiliates is a party, (iv) requires Seller, any Acquired Company or any of its respective Affiliates to take any action that could reasonably be expected to conflict with or violate its respective Organizational Documents or any Law or result in a material violation or result in any breach of or default thereunder (or an event that, with or without notice, lapse of time or both, could constitute a breach of or default thereunder), or give rise to a right of termination, cancellation or acceleration of any obligation thereunder, (v) involves any binding commitment by Seller or any of its respective Affiliates (excluding, for the avoidance of doubt, the Acquired Companies), (vi) involves any binding commitment by any Acquired Company which commitment is not conditioned on the Closing and does not terminate without any Liability to Seller, any Acquired Company or any of its respective Affiliates upon the termination of this Agreement, (vii) requires the delivery or execution of any agreement by Seller or any of its Affiliates (excluding, for the avoidance of doubt, the Acquired Companies solely to the extent conditioned upon the Closing) and, with respect to the Acquired Companies, that are not conditioned upon the Closing, (viii) requires any Acquired Company to be a borrower, guarantor, grantor, pledgor or other obligor with respect to any debt commitment letters prior to the Closing, (ix) would reasonably be expected to cause any director, officer, employee or stockholder of Seller or any Acquired Company to have or incur any personal Liability in connection with the activities contemplated in this Section 6.16, (x) requires Seller, any Acquired Company, or any of their respective Affiliates to cause any director, manager or officer of Seller, the Acquired Company or any of their respective Affiliates to sign any resolutions, closing certificate or solvency certificate to be delivered at the Closing (unless Buyer shall have determined that such directors, officers or managers are to become, or remain as, directors, officers or managers of Buyer or any of its Subsidiaries (including the Acquired Companies) after the Closing and such resolutions or certificates, as applicable, will not be effective prior to the Closing), (xi) requires Seller or any Acquired Company to prepare or assist with any projections or other pro forma financial statements or other forward-looking financial information, (xii) involves information or assistance relating to (A) the proposed aggregate amount of debt and equity financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such debt or equity financing, (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with any Debt Financing, (C) any financial information related to Buyer or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Acquired Companies by Buyer, or (D) any financial information related to the Acquired Companies that is not readily available or prepared in the ordinary course of business, (xiii) requires the delivery of any legal opinion or (xiv) requires Seller or any of its Affiliates to pay any commitment or other fee or incur any other Liability or expense in connection with the Debt Financing prior to Closing; provided, that nothing in this Section 6.16 shall limit the Seller’s obligation to deliver the Required Information or the documentation described in Section 6.16(a)(viii).

(c) Buyer shall indemnify and hold harmless Seller, each Acquired Company, and its respective Affiliates and its and their respective Representatives from and against any and all Losses suffered or incurred by any of them in connection with any Debt Financing and any information used in connection therewith (other than with respect to material misstatements in, or material omissions from, information provided in writing by or on behalf of Seller or the Acquired Companies specifically for use in the Debt Financing in connection with the obligations under this Section 6.16), except to the extent any of the foregoing arise out of or result from the bad faith, gross negligence or willful misconduct of Seller, Acquired Companies, its or their Subsidiaries or any of their respective Affiliates or Representatives (in each case, as determined by a court of competent jurisdiction in a final and non-appealable decision). Buyer shall promptly upon reasonable written request by Seller, reimburse Seller, each Acquired Company, for all reasonable and documented out-of-pocket costs incurred by Seller, each Acquired Company, and its respective Affiliates and its and their respective Representatives, in connection with the arrangement of the financing and any assistance or activities contemplated by this Section 6.16 (other than with respect to any costs and expenses that would have been required to be incurred by Seller, each Acquired Company, and its respective Affiliates and its and their respective Representatives in the ordinary course of its business, including the costs of the preparation of solely the Required Information for the years ended December 31, 2024 and 2025 and the fiscal quarter ended June 30, 2026 but no other Required Information).

(d) Without limiting the representations and warranties set forth in Article III or Article IV, respectively, none of Seller, the Acquired Companies or any of its or their respective Affiliates shall have any Liability to Buyer or any of its Affiliates in respect of the financial information or data or other information provided pursuant to this Section 6.16 or otherwise in connection with the arrangement of financing by or on behalf of Buyer.

(e) All non-public information or otherwise Confidential Information regarding the Acquired Companies obtained pursuant to this Section 6.16 or by them otherwise from, or on behalf of, Seller, each Acquired Company, and its respective Affiliates and its and their respective Representatives shall be kept confidential in accordance with the Confidentiality Agreement or other confidentiality obligations that are substantially similar to those contained in the Confidentiality Agreement; provided, that notwithstanding anything to the contrary herein or in the Confidentiality Agreement, such information may be disclosed (i) to prospective or actual lenders, underwriters, initial purchasers, arrangers, agents and prospective or actual Debt Financing Sources that enter into confidentiality arrangements customary for financing transactions of the same type as the Debt Financing (including customary “click-through” confidentiality undertakings) and (ii) on a confidential basis to rating agencies.

(f) Buyer acknowledges and agrees that, subject to Section 6.16(g), the obligations to perform its agreements hereunder, including to consummate the Closing, are not conditioned on obtaining of any Debt Financing or any alternative financing or on the performance of any party to any financing commitment letter.

(g) Notwithstanding anything to the contrary in this Agreement, Seller shall not be deemed to have breached or failed to perform or observe any covenants, obligations or other agreements in this Section 6.16, unless (i) Seller has materially breached its obligations under this Section 6.16, (ii) Buyer has promptly notified Seller of such failure in writing, (iii) if curable, Seller has not cured such breach by the earlier of (A) 30 days after the date such written notice is given by Buyer to Seller and (B) the Termination Date and (iv) such material breach has been the primary cause of the failure of Debt Financing to be obtained.

Section 6.17 No Hire. For a period of two years following the Closing, Seller shall not, and shall cause its Affiliates not to, directly or indirectly, solicit, recruit or hire any Continuing Employee who holds, or at any time during the twelve months prior to Closing held, the title of director (or the functional equivalent) or above (each, a “Covered Employee”) or knowingly encourage any such Covered Employee to leave such employment or hire any such Covered Employee who has left such employment; provided, that (a) the foregoing restrictions on solicitation and recruitment in this Section 6.17 shall not apply to general solicitations not specifically targeted at such Covered Employees and (b) the foregoing restrictions in this Section 6.17 shall not apply to any Covered Employee whose employment was terminated by Buyer or the Acquired Companies, so long as at least 90 days have elapsed since the date of such Covered Employee’s termination of employment.

Section 6.18 Non-Compete. For the period commencing from and after the Closing Date and ending on the date that is twelve months following the expiration or earlier termination of the Transition Services Agreement (including any extension or renewal thereof in accordance with its terms), Seller shall not, and shall cause its Affiliates not to, directly or indirectly, whether as shareholder, owner, member, partner, agent, consultant, contractor or otherwise, engage in (or invest in, own, manage, operate, finance or Control any Person engaged in) (a) the development, acquisition, ownership, operation or maintenance of combined heat and power, cogeneration, on-site power generation or utility infrastructure facilities (including compressed air, chilled water, steam and water treatment services) for industrial, commercial or institutional customers, (b) the development, acquisition, ownership, operation or maintenance of carbon capture, compression, transportation or sequestration projects, (c) the development, acquisition, ownership, operation or maintenance of biomass power, biogas power or renewable natural gas production facilities (including landfill gas-to-energy and dairy biogas-to-RNG facilities) and related environmental credit generation and marketing activities, and (d) the provision of utility services or any engineering, construction management, operations, maintenance or asset management services, in each case, in connection with any of the foregoing (any of the foregoing, a “Restricted Business”); provided, that the foregoing shall not prohibit Seller or any of its Affiliates from (i) performing any obligations under the Transaction Documents, (ii) being a passive owner of not more than 5% of the outstanding Equity Interests of any class of a corporation, partnership or limited liability company, which class of Equity Interests is publicly traded, (iii) continuing to develop, own, operate and maintain its projects and facilities existing as of the Execution Date, or (iv) engaging in the activities under clauses (a) through (d) above solely to the extent (I) that Seller or any Affiliate (other than the Acquired Companies) of Seller that is a public utility engages in such activities (including relating to the deployment of carbon capture or storage), and such activities are subject to the regulation of a state public utility commission, (II) relating to the operation of any existing carbon capture and storage business or existing carbon capture and storage project of Seller or its Affiliates (other than the Acquired Companies) in existence as of the Execution Date, or (III) in connection with the trading of carbon capture or other commodities by the energy trading business of Seller and its Affiliates (other than the Acquired Companies).

Section 6.19 Exclusivity. From the Execution Date until the earlier of the Closing and the termination of this Agreement in accordance with its terms, Seller shall not, and shall cause its Affiliates and its and their respective Representatives not to, directly or indirectly (a) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any transaction (other than the transactions contemplated by this Agreement) involving the direct or indirect acquisition of all or any portion of the Acquired Interests, the Acquired Companies or the assets or properties thereof (a “Competing Transaction”), (b) enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any non-public information with respect to, or otherwise cooperate in any way with any Person (other than Buyer and its Representatives) in connection with, any Competing Transaction, or (c) accept any proposal, enter into any agreement, arrangement or understanding with respect to, or otherwise consummate any Competing Transaction.

Section 6.20 Anti-Corruption, AML, and Trade Compliance. Seller agrees to promptly provide any information or documentation to the Buyer upon reasonable request that the Buyer, in its reasonable discretion, deems necessary to comply with applicable anti-money laundering Laws, to the extent not prohibited by applicable Law.

Section 6.21 MBR Database Submission. Within five Business Days following the Closing, Seller shall use commercially reasonable efforts to provide to Buyer all the information necessary for Buyer to access the FERC account of each Acquired Company that has MBR Authority. By the fifteenth day of the calendar month following the calendar month in which the Closing occurred, Buyer shall cause each Acquired Company that has MBR Authority to update its submission in the MBR Database and update the information regarding its “ultimate upstream affiliate,” as the term is defined in 18 C.F.R. § 35.36(a)(10).

Section 6.22 Specified Shared Contract. If any Specified Statement of Work (a) remains in effect and (b) remains subject to the terms and conditions of the Specified Shared Contract, in each case, as of the Closing, then, (i) from and after Closing, Seller (or its applicable Affiliate) shall be deemed to have assumed all of the benefits, obligations, Liabilities, rights and remedies under the Specified Shared Contract solely to the extent relating to such Specified Statement of Work and (ii) so long as clauses (a) and (b) remain true from and after Closing for such Specified Statement of Work, Buyer shall not, and shall cause the Acquired Companies not to, take any action under the Specified Shared Contract which would adversely impact Seller or any of its Affiliates under or relating to such Specified Statement of Work.

Section 6.23 QF Status Submission. Prior to the Closing, Seller shall (a) cause each Acquired Company that has an electric generation Project that has been self-certified to FERC as a QF to review the accuracy and completeness of information on its respective Form 556 last submitted to FERC and, as necessary, to correct any such Form 556 that contains inaccurate or incomplete information and to prepare and file an updated Form 556 that reflects accurate and complete information and (b) reasonably cooperate with Buyer to confirm the accuracy of the information provided as part of any such updated Form 556 submitted to FERC.

Section 6.24 Bank Accounts. Prior to the Closing, Seller shall, and shall cause each Acquired Company to, take all actions reasonably necessary to remove, effective as of the Closing, any Person who is not a Continuing Employee from being an authorized signatory on, and to terminate such Person’s authority to access, withdraw funds from or otherwise initiate or authorize transactions with respect to, any Acquired Company Bank Account.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.01 Conditions to All Parties’ Obligations. The obligation of each Party to consummate the transactions contemplated by this Agreement is subject to the satisfaction or, if permissible, waiver of the following conditions:

(a) no Governmental Authority shall have issued, enacted, entered, promulgated or enforced any Law (that has not expired, been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

(b) all applicable waiting periods under the HSR Act, including any extension thereof or any agreement with a Governmental Authority not to consummate the transactions contemplated by this Agreement (provided, that any such agreement made with any such Governmental Authority was mutually agreed upon between Buyer and Seller), shall have expired or been terminated;

(c) FERC authorization under Section 203 of the Federal Power Act shall have been obtained and be in full force and effect;

(d) Either (a) the Commissioner of Competition shall have issued an advance ruling certificate pursuant to section 102 of the Competition Act (Canada); or (b) both (i) the applicable waiting period under section 123 of the Competition Act (Canada) shall have expired or been terminated, or the obligation to submit a notification and supply information in accordance with Part IX of the Competition Act (Canada) shall have been waived by the Commissioner of Competition under paragraph 113(c) of the Competition Act (Canada) and (ii) unless such requirement is waived by the Parties, the Commissioner of Competition shall have confirmed in writing that the Commissioner does not, at such time, intend to make an application under Section 92 of the Competition Act (Canada);

(e) NYPSC authorization in the form of a declaratory ruling or, alternatively, an order in accordance with NYPSL Section 70; and

(f) all of the Required Consents shall have been obtained or made and shall be in full force and effect (provided, that the Required Consents listed as Items 3 and 4 in Schedule D shall only be a condition to the obligation of Buyer to consummate the transactions contemplated by this Agreement).

Section 7.02 Conditions to Buyer’s Obligations. The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction or, if permissible, waiver of the following conditions:

(a) (i) the Seller Fundamental Representations shall be true and correct in all but de minimis respects as of the Closing Date (except for such representations and warranties expressly made as of a specified date, in which case, as of such date) with the same force and effect as though made on such date; (ii) the representations and warranties set forth in clause (b) of the first sentence of Section 4.07 shall be true and correct as of the Closing Date; and (iii) all other representations and warranties set forth in Article III and Article IV shall be true and correct as of the Closing Date (except for such representations and warranties expressly made as of a specified date, in which case, as of such date) with the same force and effect as though made on such date (disregarding all qualifications as to “materiality,” “Material Adverse Effect” or similar qualifications), except under this clause (iii) where the failure of such representations and warranties to be true and correct as of such date, would not constitute a Material Adverse Effect on Seller or the Acquired Companies;

(b) Seller shall have complied in all material respects with all of the covenants and agreements hereunder required to be complied with by it at or prior to the Closing;

(c) Since the Execution Date, there shall not have occurred any Material Adverse Effect;

(d) The Intercompany Transfers (other than as they relate to the Dearborn Air Permit) shall have been completed; and

(e) Seller shall have delivered or caused to be delivered all of the items set forth in Section 2.03(b); provided, that if Seller fails to deliver any item described in Section 2.03(b)(v), Buyer’s sole remedy shall be to withhold any Taxes required to be withheld under the applicable Law as a result of such failure, and the failure to provide such applicable certificate shall not be deemed to be a failure of the applicable condition set forth in this Section 7.02(e) to have been satisfied.

Section 7.03 Conditions to Seller’s Obligations. The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction or, if permissible, waiver of the following conditions:

(a) the representations and warranties set forth in Article V shall be true and correct in all material respects as of the Closing Date (except for such representations and warranties expressly made as of a specified date, in which case, as of such date) with the same force and effect as though made on such date (disregarding all qualifications as to “materiality,” “Material Adverse Effect” or similar qualifications);

(b) Buyer shall have complied in all material respects with all of the covenants and agreements hereunder required to be complied with by it at or prior to the Closing; and

(c) Buyer shall have delivered or caused to be delivered all of the items set forth in Section 2.03(c).

ARTICLE VIII

SURVIVAL, INDEMNIFICATION AND REMEDIES

Section 8.01 Survival. None of the representations, warranties, covenants or agreements set forth in this Agreement (or in any certificate delivered pursuant hereto) shall survive the Closing, other than each covenant and agreement set forth in this Agreement that by its terms is to be performed following the Closing (including the covenants in this Article VIII), which shall survive the Closing until fully performed in accordance with their terms. No Party or any of its Affiliates shall have any Liability with respect to any representation, warranty, covenant or agreement from and after the time that such representation, warranty, covenant or agreement ceases to survive hereunder (provided, that the foregoing shall not limit (a) any claim or recovery that may be available to Buyer under any representation and warranty insurance policy that may be procured by Buyer in connection with the transactions contemplated hereby (the “RWI Policy”), (b) any claim of Fraud committed by a Party in connection with the transactions contemplated by this Agreement or (c) the obligations of indemnification of Seller pursuant to Section 6.06(k) or Section 8.02). The Parties agree that, other than in the case of Fraud of Seller, none of Seller or its Affiliates shall be liable to the insurer under the RWI Policy for subrogation claims pursuant to the RWI Policy, and Buyer covenants and agrees that the RWI Policy will include a waiver of such subrogation claims for the benefit of Seller and its Affiliates.

Section 8.02 Indemnification; Losses.

(a) Subject to the other provisions in this Article VIII and the Retained Proceeding Control Agreement, from and after the Closing, Seller shall indemnify, defend and hold harmless each of Buyer, its Affiliates (including the Acquired Companies) and its and their respective Representatives (collectively, the “Indemnified Parties”) from and against all Losses incurred or suffered by such Indemnified Party to the extent arising out of, relating to or resulting from the Retained Liabilities.

(b) No Indemnified Party shall be entitled to any recovery under this Agreement or any other Transaction Document following Closing for any of its special, exemplary, punitive, consequential, incidental or indirect damages, lost profits (including any damages on account of lost opportunities) or losses based on diminution of value or calculated by reference to any multiple of earnings or earnings before interest, tax, depreciation or amortization (or any other valuation methodology); provided, that the foregoing shall not apply to any Third-Party Claim that is asserted against any Indemnified Party for which Seller is required to indemnify such Indemnified Party hereunder.

(c) Notwithstanding anything in this Agreement, any amounts payable pursuant to the indemnification obligations under this Agreement shall be paid without duplication. Without limiting the generality of the foregoing, Seller shall not be required to indemnify, defend or hold harmless any Indemnified Party against, or reimburse any Indemnified Party for, any Losses pursuant to this Article VIII (i) in respect of any claim to the extent that Buyer or any of its Affiliates is in material breach of the terms and conditions of the Retained Proceeding Control Agreement (and only to the extent of Losses directly attributable to such material breach, and excluding any Losses arising from the acts or omissions of Seller or any of its Affiliates) or (ii) to the extent such Losses are reflected in the Closing Adjustment Amount.

Section 8.03 Indemnification Procedures.

(a) The Parties acknowledge and agree that the claims constituting the Retained Proceedings have been asserted and are known to each of them as of the date of this Agreement. Accordingly, an indemnifiable claim in respect of any Retained Proceedings shall be deemed to have been duly and timely asserted and noticed as of the Closing and Seller shall be deemed to have irrevocably acknowledged its obligation to fully indemnify the Indemnified Parties with respect to all of the Retained Proceedings pursuant to, and in accordance with, this Article VIII, and Seller shall exclusively control the defense, negotiation and resolution of such claim in accordance with the Retained Proceeding Control Agreement.

(b) All claims for indemnification by any Indemnified Party under Section 6.03(b), Section 6.06(k) or Section 8.02 shall be asserted and resolved as follows: In the event that any Indemnified Party intends to make a claim, including in respect of any claim asserted against any Indemnified Party by any Person other than a Party (a “Third-Party Claim”), for indemnification hereunder, such Indemnified Party shall deliver a Claim Notice promptly to Seller; provided, that the failure by any Indemnified Party to deliver such Claim Notice shall not impair such Indemnified Party’s rights hereunder except to the extent that Seller has been prejudiced thereby, and then only to the extent of such prejudice. Seller shall notify the Indemnified Party within 30 days after its receipt of such Claim Notice as to whether Seller disputes its Liability for any claim set forth in the Claim Notice. If Seller notifies the Indemnified Party that it does not dispute the claim set forth in the Claim Notice, or fails to notify the Indemnified Party within such 30-day period whether Seller disputes such claim, then Seller shall be deemed to be liable hereunder for indemnifying the Indemnified Party in respect of such claim, subject to the other provisions of this Article VIII, up to the amount of Losses specified in the Claim Notice, when such Losses have been finally determined or when the Indemnified Party and Seller have mutually agreed in writing as to the amount of such Losses, if earlier.

Section 8.04 Exclusive Remedy; Disclaimer.

(a) From and after the Closing, the remedies provided in Section 2.04, Section 6.06, Section 10.11, Section 10.13 and this Article VIII (including any breach of contract claim arising in connection with a breach of any covenant surviving Closing in accordance with Section 8.01) shall be the sole and exclusive remedies for any and all claims against any Party to the extent arising under, out of, related to or in connection with this Agreement. Without limiting the generality of the foregoing and subject to this Article VIII, Article IX and Section 10.13, each of the Parties hereby waives, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action (except for claims of Fraud) that such Party or any of its Affiliates may have against (i) each of the other Parties, (ii) any of its Affiliates or (iii) any of its or their respective Representatives, in each case, with respect to the subject matter of this Agreement, whether under any contract, misrepresentation, tort, or strict liability theory, or under applicable Law, and whether at law or in equity, including with respect to the Comprehensive Environmental Response, Compensation and Liability Act or any other Environmental Law.

(b) EXCEPT FOR ANY REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III, ARTICLE IV AND IN ANY TRANSACTION DOCUMENT DELIVERED PURSUANT HERETO, THE ACQUIRED INTERESTS, THE ACQUIRED COMPANIES AND THEIR RESPECTIVE BUSINESSES ARE BEING ACQUIRED “AS IS, WHERE IS,” AND SELLER, EACH ACQUIRED COMPANY, ITS RESPECTIVE AFFILIATES AND ITS AND THEIR RESPECTIVE REPRESENTATIVES EXPRESSLY DISCLAIM ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO LIABILITIES, OPERATIONS, TITLE, CONDITION, VALUE, OR QUALITY OF THE ASSETS OF THE ACQUIRED COMPANIES, OR THEIR RESPECTIVE BUSINESSES OR ANY PART THEREOF OR THE PROSPECTS (FINANCIAL AND OTHERWISE), RISKS AND OTHER INCIDENTS OF SELLER, ACQUIRED COMPANY, ITS RESPECTIVE AFFILIATES OR ITS OR THEIR RESPECTIVE REPRESENTATIVES AS THEY RELATE TO THE ACQUIRED INTERESTS, THE ACQUIRED COMPANIES AND THEIR RESPECTIVE BUSINESSES, AND SELLER, EACH ACQUIRED COMPANY, ITS RESPECTIVE AFFILIATES AND ITS AND THEIR RESPECTIVE REPRESENTATIVES EXPRESSLY DISCLAIM, AND EXCEPT FOR ANY REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III, ARTICLE IV AND IN ANY TRANSACTION DOCUMENT DELIVERED PURSUANT HERETO BUYER HEREBY AGREES THAT IT HAS NOT RELIED UPON AND IS NOT RELYING UPON, AND WAIVES, ON BEHALF OF ITSELF AND ITS AFFILIATES AND ITS AND THEIR RESPECTIVE REPRESENTATIVES, ANY REPRESENTATION OR WARRANTY, WHETHER AS TO QUALITY, MERCHANTABILITY, NON-INFRINGEMENT, USAGE, OR SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, OR THE SUFFICIENCY OR CONDITION OF ASSETS OF THE ACQUIRED COMPANIES OR THEIR RESPECTIVE BUSINESSES OR ANY PART THEREOF, OR AS TO THE WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, OR COMPLIANCE WITH AND LIABILITIES ARISING UNDER ENVIRONMENTAL LAWS (INCLUDING WITH RESPECT TO THE USE, PRESENCE, DISPOSAL OR RELEASE OF HAZARDOUS SUBSTANCES AND ANY LIABILITIES ARISING UNDER OR WITH RESPECT TO THE COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION, AND LIABILITY ACT OR ANY OTHER ANALOGOUS FEDERAL, STATE OR FOREIGN LAW OR REGULATION), IN EACH CASE, EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE III, ARTICLE IV AND IN ANY TRANSACTION DOCUMENT DELIVERED PURSUANT HERETO.

Section 8.05 Adjustment to Base Purchase Price. Any indemnification payments made pursuant to this Agreement shall be treated as an adjustment to the Purchase Price for all applicable income Tax purposes to the extent permitted by applicable Law.

ARTICLE IX

TERMINATION

Section 9.01 Termination. This Agreement may be terminated at any time prior to the Closing only as follows:

(a) by the mutual written consent of Buyer and Seller;

(b) by either Party, by written notice to the other Party, if the Closing shall not have occurred on or prior to August 1, 2027 (as may be extended pursuant to this Section 9.01(b), the “Termination Date”), unless extended by written agreement of Buyer and Seller; provided, that if all conditions to the Closing set forth in Article VII have been satisfied or waived (other than those conditions which by their terms cannot be satisfied until the Closing, but subject to their ability to be satisfied at the Closing), other than any condition set forth in Section 7.01(b), Section 7.01(c), Section 7.01(d) or Section 7.01(e), and such failure to be satisfied or waived is due to any delay resulting from any Government Closure with respect to any Governmental Authority necessary for the satisfaction of such condition, the Termination Date shall be automatically extended Business Day-for-Business Day, for each Business Day that any such Government Closure is in effect; provided, further, that the Termination Date shall be automatically extended for an additional ninety days if the primary reason for the failure of the Closing to occur is a failure of the conditions set forth in Section 7.01(a) (solely as it relates to any U.S. Antitrust Law or the Consents in Section 7.01(b), Section 7.01(c), Section 7.01(d) or Section 7.01(e)), Section 7.01(b), Section 7.01(c), Section 7.01(d) or Section 7.01(e) to be satisfied or waived at a time when all conditions to the Closing shall have been satisfied or, if permissible, waived (other than those not met because of such failure and those conditions that by their terms are to be satisfied at the Closing, but which are capable of being satisfied at the Closing if the Closing were to occur); provided, further, that the right to terminate this Agreement pursuant to this Section 9.01(b) shall not be available to Buyer or Seller if the failure of the Closing to occur on or prior to such date is a result of any breach by Seller, or Buyer, as the case may be, of this Agreement;

(c) by either Party, by written notice to the other Party, if any Governmental Authority shall have issued, enacted, entered, promulgated or enforced any Law (that is final, non-appealable, and has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; provided, that the right to terminate this Agreement pursuant to this Section 9.01(c) shall not be available to Buyer or Seller if such issuance, enactment, entry, promulgation or enforcement is a result of any breach by Seller, or Buyer, as the case may be, of this Agreement;

(d) by Buyer, by written notice to Seller, if (i) there is a breach of any covenant or agreement of Seller set forth in this Agreement or (ii) any representation or warranty of Seller is inaccurate, in each case, that (A) would reasonably be expected to result in the failure of any of the conditions set forth in Section 7.01 or Section 7.02 to be satisfied and (B) is not curable, or, if curable, is not cured within the earlier of (1) 30 days after written notice of such breach is given to Seller by Buyer and (2) five Business Days prior to the Termination Date; provided, that the right to terminate this Agreement pursuant to this Section 9.01(d) shall not be available to Buyer if Buyer is in breach of this Agreement and such breach would reasonably be expected to result in the conditions set forth in Section 7.01 or Section 7.03 not being satisfied;

(e) by Seller, by written notice to Buyer, if (i) there is a breach of any covenant or agreement of Buyer set forth in this Agreement or (ii) any representation or warranty of Buyer is inaccurate, in each case, that (A) would reasonably be expected to result in the failure of the conditions set forth in Section 7.01 or Section 7.03 to be satisfied and (B) is not curable, or, if curable, is not cured within the earlier of (1) 30 days after written notice of such breach is given to Buyer by Seller and (2) five Business Days prior to the Termination Date; provided, that the right to terminate this Agreement pursuant to this Section 9.01(e) shall not be available to Seller if Seller is in breach of this Agreement and such breach would reasonably be expected to result in the conditions set forth in Section 7.01 or Section 7.02 not being satisfied; or

(f) by Seller, by written notice to Buyer, if (i) the conditions set forth in Section 7.01 and Section 7.02 are satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but which are capable of being satisfied at the Closing if the Closing were to occur), (ii) Seller has delivered to Buyer an irrevocable written notice on or after the date on which the Closing is required to occur pursuant to Section 2.03(a) that all conditions set forth in Section 7.01 and Section 7.03 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but which are capable of being satisfied at the Closing if the Closing were to occur) and Seller is ready, willing and able to proceed with Closing in accordance with Section 2.03(a) and (iii) within five Business Days after Seller’s delivery of such notice to Buyer (or, if sooner, the Termination Date), Buyer fails to deliver the payments required to be made by Buyer in accordance with Section 2.01(b) to consummate the Closing.

Section 9.02 Effect of Termination. If this Agreement is terminated pursuant to and in accordance with Section 9.01, then there shall be no Liability on the part of any Party or any other Person in respect of this Agreement; provided, that (a) the provisions set forth in Section 6.01, Section 6.03(b), Section 6.12, Section 6.16(c), this Article IX and Article X shall remain in full force and effect in accordance with their terms and (b) subject to and without limiting Section 9.03, such termination shall not relieve any Party from any Liability for any Fraud or willful breach of this Agreement prior to such termination.

Section 9.03 Termination Fee.

(a) If this Agreement is validly terminated (i) by Seller pursuant to Section 9.01(e) or Section 9.01(f) or by Buyer pursuant to Section 9.01(b) at a time when Seller would have been entitled to terminate this Agreement pursuant to Section 9.01(e) or Section 9.01(f) or (ii) by any Party pursuant to Section 9.01(b) due to the failure of any condition set forth in Section 7.01(a) (solely as it relates to any U.S. Antitrust Law or any Consent described in Section 7.01(b) or Section 7.01(c)), Section 7.01(b) or Section 7.01(c)), to be satisfied at or prior to such time or (iii) by any Party pursuant to Section 9.01(c) (solely as it relates to any U.S. Antitrust Law or any Consent described in Section 7.01(b) or Section 7.01(c)), Section 7.01(b) or Section 7.01(c) and, in the case of each of clauses (i) through (iii), at the time of such termination each of the conditions set forth in Section 7.01 and Section 7.02 has been satisfied (other than those not met because of such failure and those conditions that by their nature are to be satisfied at the Closing but which conditions would be capable of being satisfied if the Closing Date were the date of such termination), and, in the case of clauses (ii) and (iii), the failure of such conditions to be satisfied was not caused by any material breach of Section 6.05 by Seller or any of its Affiliates, then Buyer shall pay to Seller, by wire transfer of immediately available funds within five Business Days following demand by Seller on or after the date of termination, the amount equal to 5% of the Base Purchase Price (the “Termination Fee”), in all events subject to Section 9.03(b). Until such time as this Agreement is terminated, nothing in this Section 9.03 shall prohibit Seller from seeking specific performance pursuant to, and on the terms and conditions set forth in, Section 10.13; provided, that Seller shall not be entitled under any circumstances to obtain both (i) the Termination Fee (and any Reimbursement Amount, if applicable) and (ii) specific performance of the consummation of the Closing pursuant to this Agreement. The Parties agree that (x) damages suffered by Seller in the event that this Agreement is terminated in any of the circumstances described in this Section 9.03(a) are impossible or very difficult to accurately estimate and (y) the Termination Fee is a reasonable forecast of just compensation for such termination.

(b) If Buyer fails to pay the Termination Fee as and when required under Section 9.03(a) and, in order to obtain such payment, Seller commences a Proceeding that results in a judgment against Buyer for the Termination Fee, then Buyer shall pay to Seller, together with the Termination Fee, (i) interest on the Termination Fee from the date of termination of this Agreement at a rate per annum equal to the prime rate of U.S. commercial banks as published in The Wall Street Journal in effect on the date of termination of this Agreement (or, if more than one such rate is published, the average of such rates) plus 5% and (ii) any reasonable and documented out-of-pocket fees, costs and expenses (including reasonable and documented out-of-pocket legal fees) incurred by Seller, the Acquired Companies or any of its and their respective Affiliates in connection with any such Proceeding (the “Reimbursement Amount”); provided, that notwithstanding anything to the contrary, in no event will the Reimbursement Amount exceed an aggregate amount equal to $5,000,000. Notwithstanding anything to the contrary in this Agreement, upon termination of this Agreement in any circumstances, Seller, on behalf of itself and each of its Affiliates, acknowledges and agrees that Seller’s right to receive the Termination Fee from Buyer in (and solely in) the circumstances described in Section 9.03(a) shall be the sole and exclusive potential remedy (whether at law, in equity, in contract, in tort, based on Fraud, or otherwise), whether or not payable or otherwise available (and then solely to the extent payable in accordance with the first sentence of Section 9.03(a)), of Seller, the Acquired Companies and its and their respective Affiliates or any of their respective former, current or future direct or indirect stockholders, equityholders, controlling persons, portfolio companies or Representatives against Buyer, its Affiliates and its and their respective former, current or future direct or indirect stockholders, equityholders, controlling persons, portfolio companies, Representatives, Debt Financing Sources, and any former, current or future direct or indirect stockholder, equityholder, controlling person, portfolio company, Representative or Affiliate of any of the foregoing (collectively, the “Buyer Related Parties”) for any Losses or Liabilities suffered as a result of any action, inaction, condition, event, change, development, occurrence or effect, breach or breaches or other circumstances giving rise to such termination or of the failure of the Closing to be consummated, or otherwise in connection with the negotiation, execution, pendency or termination of this Agreement or any of the transactions contemplated hereby or related hereto, and without limiting the foregoing, upon payment of the Termination Fee (and any Reimbursement Amount, if applicable) or upon termination of this Agreement in circumstances where the Termination Fee is not payable, the Buyer Related Parties shall not have any further Liability or obligations arising out of or relating to this Agreement, any Transaction Document or any of the transactions contemplated hereby (or any termination threat or failure of such transactions to occur), except for any obligation of Buyer or its Affiliates under the Confidentiality Agreement or as set forth in Section 9.02(a). Notwithstanding anything to the contrary herein, in no event will Buyer be required to pay the Termination Fee (or any Reimbursement Amount, if applicable) on more than one occasion. The Parties acknowledge that the agreements set forth in this Section 9.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement.

ARTICLE X

MISCELLANEOUS

Section 10.01 Notices. Except as otherwise provided herein, all notices, claims, demands and other communications required or permitted to be given or delivered under this Agreement shall be in writing and shall be effective (a) immediately when transmitted via e-mail (without any “bounce-back” or similar error message) between 9:00 a.m. and 6:00 p.m. Eastern Time on any Business Day (or the immediately succeeding Business Day if transmitted outside of such hours) or (b) when received if delivered by hand or pre-paid overnight courier service or certified or registered mail on any Business Day if delivered. All such notices, claims, demands and other communications shall be sent to the applicable Party at its respective address set forth below, unless another address has been previously specified to the other Party (if applicable) in writing:

If to Buyer:

IIF Acquisitions LLC

390 Madison Ave, Floor 24

New York, NY 10017

Attn: Preston Scherer

Email: [***]

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

1000 Main Street, Suite 2900

Houston, TX 77002

Attn: Christopher May

Email: [***]

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attn: Eli Hunt; Sonia Lopez

Email: [***]

If to Seller:

c/o DTE Energy Company

One Energy Plaza, 1600 WCB

Detroit, MI 48226

Attn: Kathrine Lorenz; Todd Richards

Email: [***]

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attn: Kristin L. Mendoza, P.C.

Email: [***]

Kirkland & Ellis LLP

609 Main Street

Houston, TX 77002

Attn: Ahmed Sidik, P.C.

Email: [***]

Section 10.02 Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights or obligations hereunder may be assigned or delegated by any Party without the prior written consent of Buyer and Seller, and any attempted assignment or delegation by any Party in violation of this Section 10.02 shall be null and void ab initio; provided, that Buyer may (i) upon notice to Seller, assign any or all of its rights under this Agreement to one or more of its Affiliates (provided, further, that any such assignment from clause (i) prior to Closing shall only be permitted to the extent it would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby); provided, further, that Buyer remains liable for all of its obligations hereunder or (ii) collaterally assign any or all of its rights, interests and obligations to its Debt Financing Sources without the consent of any other Party hereto so long as Buyer remains liable for the performance of its obligations under the terms of this Agreement.

Section 10.03 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or otherwise unenforceable under applicable Law, then such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability, without affecting the remainder of such provision or the remaining provisions of this Agreement, and the Parties shall amend or otherwise modify this Agreement to replace any invalid, illegal or otherwise unenforceable provision with a valid, legal and enforceable provision that gives effect to the intent of the Parties to the maximum extent permitted by applicable Law. Notwithstanding the foregoing, the Parties intend that the provisions of Section 9.03, Section 10.13 and Section 10.14 be construed as integral provisions of this Agreement.

Section 10.04 Disclosure Schedules. The Disclosure Schedules have been prepared in separately titled sections corresponding to sections of this Agreement for purposes of convenience; provided, that each section of the Disclosure Schedules shall be deemed to incorporate by reference all information disclosed in any other section of the Disclosure Schedules to the extent it is reasonably apparent on its face that such information applies to such other section of the Disclosure Schedules. The headings used in the Disclosure Schedules are for reference only and shall not be deemed to affect in any way the meaning or interpretation of the information set forth in the Disclosure Schedules or this Agreement. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement. The specification of any dollar amount in any of the representations and warranties contained in this Agreement or the disclosure of any item in any of the Disclosure Schedules is not intended to imply that the amounts, or higher or lower amounts, or the items so disclosed, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no Party shall use the fact of the specification of any such amount or the fact of any such disclosure of any item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described or included in this Agreement or in any Disclosure Schedule is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary course of business for purposes of this Agreement. No disclosure (or absence thereof) set forth in any of the Disclosure Schedules shall imply any representation or warranty which is not contained in this Agreement, nor shall any disclosure (or absence thereof) be deemed to extend the scope of any of the representations and warranties set forth in this Agreement. Items disclosed in the Disclosure Schedules may not be limited to matters required by this Agreement to be disclosed therein and may be included solely for informational purposes. No item disclosed in any of the Disclosure Schedules relating to any possible breach or violation of any Contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. All of the information contained in the Disclosure Schedules shall be kept strictly confidential by the Parties and no other Person may rely on any information disclosed or set forth therein. Moreover, in disclosing the information in the Disclosure Schedules, Seller does not waive any attorney-client privilege or work product protection associated with such information with respect to any of the matters disclosed therein.

Section 10.05 Amendment and Waiver.

(a) This Agreement may be amended only in a writing signed by Buyer and Seller.

(b) Any waiver of any provision of this Agreement, waiver of any breach of any provision of this Agreement, or waiver of, or election whether or not to enforce, any right or remedy arising under this Agreement or at law, must be in writing and signed by or on behalf of the Person granting the waiver, and no waiver or election shall be inferred from the conduct of any Party.

(c) Any waiver of a breach of any provision of this Agreement shall not be, or be deemed to be, a waiver of any subsequent breach.

(d) Failure to enforce any provision of this Agreement at any time or for any period shall not waive that or any other provision or the right subsequently to enforce all provisions of this Agreement.

(e) Failure to exercise, or delay in exercising, any right or remedy shall not operate as a waiver or be treated as an election not to exercise such right or remedy, and single or partial exercise or waiver of any right or remedy shall not preclude its further exercise or the exercise of any other right or remedy.

Section 10.06 Entire Agreement. This Agreement and the other Transaction Documents entered into as of or prior to the Execution Date set forth the entire agreement among the Parties and the parties thereto with respect to the subject matter hereof and thereof, and supersede any prior understandings or agreements among the Parties and the parties thereto, written or oral, with respect to the subject matter hereof and thereof. In the event of any direct conflict between this Agreement and the Confidentiality Agreement, this Agreement shall control and prevail.

Section 10.07 Counterparts. This Agreement may be executed in one or more counterparts (including by means of electronic transmission in portable document format (pdf)), any one of which need not contain the signatures of more than one Party, but all such counterparts taken together shall constitute one and the same instrument.

Section 10.08 Governing Law. This Agreement and any claim, controversy or dispute arising out of or relating to this Agreement and the transactions contemplated hereby, and/or the interpretation and enforcement of the rights and duties of the Parties hereunder, shall be governed by and construed in accordance with the Laws of the State of Delaware without giving effect to any choice or conflict of laws provision or rule that would result in the application of the Laws of any other jurisdiction.

Section 10.09 Consent to Jurisdiction and Service of Process. Each of the Parties irrevocably submits to the exclusive jurisdiction of the state courts of the Delaware Court of Chancery or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court located in the State of Delaware for purposes of any Proceeding directly or indirectly arising out of or related in any way to this Agreement or the transactions contemplated hereby, and the interpretation and enforcement of the rights and duties of the Parties under this Agreement (and agrees not to commence or support any Person in any such Proceeding relating thereto except in such courts). Each of the Parties further irrevocably waives any objection which such Party may now or hereafter have to the laying of the venue of any such Proceeding in such courts and shall not plead or claim in any such court that any such Proceeding brought in such court has been brought in an inconvenient forum. Service of process with respect thereto may be made upon any Party by mailing a copy thereof by registered mail to such Party at its address as provided in Section 10.01.

Section 10.10 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATED IN ANY WAY TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE INTERPRETATION AND ENFORCEMENT OF THE RIGHTS AND DUTIES OF THE PARTIES UNDER THIS AGREEMENT.

Section 10.11 Expenses. Unless otherwise expressly provided for in this Agreement or any other Transaction Document, each Party shall pay, without right of reimbursement or offset from any other Party, all costs and expenses incurred by it or any of its Affiliates in connection with negotiation, preparation, execution and delivery of this Agreement and the other Transaction Documents, and the consummation of the transactions contemplated hereby and thereby, whether or not the transactions contemplated by this Agreement are consummated. In the event any Proceeding is commenced to recover damages or enforce any rights or obligations under this Agreement, the prevailing Party in such Proceeding shall be entitled to recover its documented, out-of-pocket fees, costs and expenses (including reasonable fees and disbursements of counsel) incurred or paid in enforcing the prevailing Party’s rights under this Agreement, regardless of whether those fees, costs or expenses are otherwise recoverable as costs in the Proceeding.

Section 10.12 No Third-Party Beneficiaries. No Person other than the Parties shall have any rights, remedies, obligations or benefits under any provision of this Agreement, except for (a) the Persons entitled to indemnification pursuant to Section 6.03(b), Section 6.06(h), Section 6.06(k), Section 6.07(a), Section 6.10 and Section 8.02, (b) the Non-Recourse Parties pursuant to Section 10.14 and (c) the Buyer Related Parties pursuant to Section 9.03.

Section 10.13 Remedies.

(a) The rights and remedies conferred on any Party by, or pursuant to, this Agreement are cumulative, and, except as expressly provided in this Agreement, are in addition to, and not exclusive of, any other rights and remedies available to such Party at law or in equity.

(b) Subject to Section 9.03, the Parties agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached or threatened to be breached, and further agree that monetary damages would be an inadequate remedy therefor. Accordingly, each Party agrees, on behalf of itself and its Affiliates and its and their respective Representatives, that, subject to Section 9.03, in the event of any non-performance or other breach or threatened breach by any Party, each other Party shall be entitled, prior to the valid termination of this Agreement, to seek an injunction, specific performance and other equitable relief, and to enforce specifically the provisions of this Agreement, to prevent such non-performance or other breach or threatened breach of such provisions. Any Party seeking any injunction, specific performance or other equitable relief, or to enforce specifically the provisions of this Agreement, shall not be required, prior to the valid termination of this Agreement in accordance with Section 9.03, to provide any bond or other security in connection with any such injunction, specific performance or other equitable relief or enforcement. In the event that, prior to termination (or as contemplated in the first sentence of Section 9.03(b)), any Proceeding is brought to enforce specifically the provisions of this Agreement, no Party shall allege, and each Party, on behalf of itself and its Affiliates and its and their respective Representatives, hereby waives the defense, that there is an adequate remedy at law and agrees that it will not oppose the granting of any equitable relief on the basis that (x) a Party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Subject to and without limiting Section 9.03, Seller’s right to seek specific enforcement to cause the equity financing under the Equity Commitment Letter to be funded and/or to effect the Closing shall be subject to the following conditions: (i) each of the conditions set forth in Section 7.01 and Section 7.02 have been and remain satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing which are capable of being satisfied at the Closing but subject to their satisfaction at Closing) by the applicable Party, (ii) Seller has delivered to Buyer an irrevocable written notice that all conditions set forth in Section 7.01 and Section 7.03 have been satisfied or waived by Seller (other than those conditions that by their nature are to be satisfied at the Closing but which are capable of being satisfied at the Closing but subject to their satisfaction at Closing) and Seller is and remains ready, willing and able to proceed with Closing in accordance with Section 2.03(a), and (iii) Buyer fails to consummate the Closing on the date that the Closing is required to occur pursuant to Section 2.03(a). For the avoidance of doubt, under no circumstances shall Seller be entitled to receive both a grant of specific performance to require Buyer to consummate the Closing and payment of the Termination Fee.

Section 10.14 No Recourse. All causes of action or Proceedings (whether in contract or in tort, in equity or at Law, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, preparation, execution, delivery, performance or breach of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be brought only against (and are those solely of) the Persons that are expressly identified as parties to this Agreement in the preamble of this Agreement (each, a “Contracting Party”). No Person who is not a Contracting Party, including any past, present or future direct or indirect equity holder, Affiliate, in the case of Buyer, including JPMorgan Chase Bank, N.A. and J.P. Morgan Investment Management Inc., or Representative of such Contracting Party or any Affiliate or Representative of any of the foregoing (the “Non-Recourse Party”), shall have any Liability or other obligation (whether in contract or in tort, in equity or at Law, or granted by statute) for any cause of action or Proceeding arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, preparation, execution, delivery, performance, or breach; and, to the maximum extent permitted by applicable Law, each Contracting Party hereby waives and releases all such causes of action and Proceedings against any such Non-Recourse Party. Without limiting the generality of the foregoing, to the maximum extent permitted by applicable Law, (a) each Contracting Party hereby waives and releases any and all causes of action or Proceedings that may otherwise be brought in equity or at Law, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose Liability or other obligation of any Contracting Party on any Non-Recourse Party, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (b) each Contracting Party disclaims any reliance upon any Non-Recourse Party with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement. Notwithstanding the foregoing, nothing in this Section 10.14 shall preclude any party to any Transaction Document from making any claim thereunder, to the extent permitted therein and pursuant to the terms thereof (and subject to the applicable limitations set forth therein).

Section 10.15 Release. Effective as of the Closing, except for (i) the rights or remedies of any Party under this Agreement or any other Transaction Document, (ii) any claims arising from Fraud and (iii) the rights and obligations of the Parties or any of their Affiliates with respect to any other Contract to which such Parties or any of their Affiliates are party, each Party, on its own behalf and on behalf of its direct and indirect equity holders, Affiliates (including, in the case of Buyer, the Acquired Companies following the Closing) and Representatives, and its and their respective Affiliates and Representatives, and each of the respective heirs, executors, administrators, successors and permitted assigns of each of the foregoing (each, a “Releasing Person”), hereby absolutely and unconditionally releases and forever discharges the other Party, its past, present and future direct and indirect equity holders, Affiliates (including, in the case of Buyer, the Acquired Companies following the Closing), in the case of Buyer, JPMorgan Chase Bank, N.A. and J.P. Morgan Investment Management Inc., and Representatives, each of its and their respective Affiliates and Representatives, and each of the respective heirs, executors, administrators, successors and permitted assigns of each of the foregoing (each, a “Released Person”) from, and agrees not to assert any cause of action or Proceeding with respect to, any Losses or Liabilities whatsoever, of any kind or nature, whether at law or in equity, which have been or could have been asserted against any Released Person, which any Releasing Person has or ever had, which arises out of or in any way relates to events, circumstances or actions occurring, existing or taken prior to or as of the Closing Date in respect of matters relating to Seller’s ownership of the Acquired Interests or the ownership or operation of the Acquired Companies or their respective businesses.

Section 10.16 Further Assurances. From time to time after the Closing, each Party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments, and shall take, or cause to be taken, all such other actions as any other Party may reasonably request to evidence and effectuate the transactions contemplated by this Agreement. If Buyer receives any of the Retained Assets following the Closing, Buyer shall promptly return or cause the return to Seller of, or allow Seller or its Representatives to remove and recover, such assets at Seller’s expense. In furtherance of the foregoing, with respect to such Retained Assets that Seller removes and recovers, Buyer shall provide to Seller and its Representatives reasonable access during normal business hours and subject to reasonable advance notice and coordination with respect to a mutually agreeable time, to the applicable premises of the Acquired Companies from and after the Closing Date for a reasonable period of time to permit Seller or its Representatives to remove and recover such Retained Assets and make any other appropriate arrangements with respect thereto; provided, that (i) such access does not unreasonably disrupt the personnel, or unreasonably interfere with the operations, or, in Buyer’s reasonable determination, endanger the health or safety of any personnel of Buyer or any Acquired Company; (ii) all such requests for access shall be directed to Buyer or such Representative of Buyer as Buyer may designate to Seller in writing from time to time, and (iii) Buyer or its designated Representative shall have the right to be present.

Section 10.17 Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of the Parties on behalf of itself and each of its Affiliates hereby (a) agrees that any legal action (whether in law or in equity, whether in contract or in tort or otherwise) involving the Debt Financing Sources, arising out of or relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any New York State court or federal court of the United States of America, in each case, sitting in New York County and any appellate court thereof (each such court, the “Subject Courts”) and each party hereto irrevocably submits itself and its property with respect to any such action to the exclusive jurisdiction of such court and agrees that any such dispute shall be governed by, and construed in accordance with, the Laws of the State of New York, (b) agrees not to bring or support or permit any of its Affiliates to bring or support any legal action (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise), against the Debt Financing Sources in any way arising out of or relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any Subject Court, (c) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such action in any such Subject Court, (d) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable legal requirements trial by jury in any legal action brought against the Debt Financing Sources in any way arising out of or relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (e) agrees that the sole and exclusive potential remedy of Seller, the Acquired Companies and its and their respective Affiliates and each of their respective former, current and future direct and indirect stockholders, equityholders, controlling persons, portfolio companies and Representatives against the Debt Financing Sources will be to receive the Termination Fee from Buyer pursuant to Section 9.03(b) and, other than such Termination Fee payable by the Buyer, none of the Debt Financing Sources will have any liability to any of Seller, the Acquired Companies or its or their respective Affiliates or any of their respective former, current or future direct or indirect stockholders, equityholders, controlling persons, portfolio companies or Representatives relating to or arising out of this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and that none of Seller, the Acquired Companies or its or their respective Affiliates or any of their respective former, current or future direct or indirect stockholders, equityholders, controlling persons, portfolio companies or Representatives shall bring or support any legal action, including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Sources relating to or in any way arising out of this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (f) waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any legal action involving any Debt Financing Source or the transactions contemplated hereby, any claim that it is not personally subject to the jurisdiction of the Subject Courts as described herein for any reason, and (g) agrees (i) that the Debt Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions in clause (ii) to the proviso of Section 10.02 or this Section 10.17 (and the definitions of any terms used in clause (ii) to the proviso of Section 10.02 or this Section 10.17) and (ii) clause (ii) to the proviso of Section 10.02 and this Section 10.17 (and as they relate to clause (ii) to the proviso of Section 10.02 or this Section 10.17, the definitions of any terms used in clause (ii) to the proviso of Section 10.02 or this Section 10.17) shall not be amended, modified or supplemented without the prior written consent of the representative of the applicable Debt Financing Source (including the lead arrangers prior to Closing and the administrative agent on or after Closing). Notwithstanding anything contained herein to the contrary, nothing in this Section 10.17 shall in any way affect Buyer’s, Buyer Parent’s and their respective Affiliates’ rights and remedies under any binding agreement between a Debt Financing Source and any such party.

[Signature pages follow.]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the Execution Date.

SELLER:

DTE Energy Company

By:	/s/ Joi Harris
Name: Joi Harris
Title: President and Chief Executive Officer

Signature Page to Purchase and Sale Agreement

BUYER:

Velocity BidCo LLC

By:	/s/ Preston Scherer
Name: Preston Scherer
Title: President

Signature Page to Purchase and Sale Agreement